ARS

PE
12-31-02

straight talk

PRINCIPAL FINANCIAL GROUP, INC.
2002 ANNUAL REPORT

Principal Financial Group

contents

annual report presentation

To enhance readability, we are presenting our annual report in two parts: this section, "2002 Annual Report" provides a company overview and financial highlights. The second section, "2002 Financial Report" provides detailed financial information including management's discussion and analysis, report of independent auditors, consolidated financial statements and notes. It is printed on thinner paper, making it less bulky and reducing costs.

financial highlights

The Principal Financial Group is a leading provider of a wide range of financial products and services for businesses and individuals. Our largest member company, Principal Life Insurance Company, is the ninth largest U.S. life insurance company as measured by year-end 2001 statutory assets. Worldwide, the Principal Financial Group serves approximately 13.5 million customers from more than 250 locations, including offices in Asia, Australia, Europe, Latin America and the United States.

	2002	2001	2000	1999	1998
			(In Millions)		
Net income	$ 142	$ 359	$ 620	$ 742	$ 693
Operating earnings[1,3]	$ 749	$ 722	$ 620	$ 480	$ 267
Total revenue[1]	$ 8,823	$ 8,593	$ 8,594	$ 8,586	$ 8,197
Revenue and deposits	$ 24,000	$ 19,800	$ 18,000	$ 18,100	$ 16,800
Total assets	$ 89,861	$ 88,351	$ 84,405	$ 83,953	$ 74,047
Total assets under management[2]	$ 111,100	$ 120,200	$ 117,500	$ 116,600	$ 80,400
Total Stockholders' Equity	$ 6,657	$ 6,820	$ 6,253	$ 5,553	$ 5,667
Operating return on average equity[1,3,6]	11.8%	10.9%	10.5%	8.9%	5.8%
Customers[4]					
Total customers served[5]	13.5 million	13.0 million	13.0 million	11.2 million	10.1 million
Individual policyholders	614,000	627,000	688,000	700,000	712,000
Group employer customers	77,000	79,000	84,000	92,000	84,000
Pension employer customers	51,000	40,000	45,000	44,000	43,000
Mutual fund shareholder accounts	699,000	637,000	566,000	521,000	451,000
Residential mortgage loans serviced	920,000	741,000	582,000	555,000	484,000

[1] Certain reclassifications have been made to 1998, 1999, 2000 and 2001 to conform to 2002 presentation.
[2] 2002 excludes BT Financial Group's assets under management, 1999-2001 includes BT's assets under management.
[3] See page 22 for a reconciliation of non-GAAP measures to U.S. GAAP.
[4] All customer numbers are rounded to the nearest 1,000 except "Total customers served."
[5] Includes employees and their dependents under employee benefit arrangements. Rounded to nearest 100,000.
[6] Stockholders' Equity excluding accumlulated other comprehensive income (loss).
[7] Pro forma 360.8 million weighted average diluted shares outstanding is used for periods ending prior to December 31, 2001.


267.5
480.0
620.2
722.1
749.4
'98
'99
'00
'01
'02

Operating Earnings[1,3]
(millions)


5.8%
8.9%
10.5%
10.9%
11.8%
'98
'99
'00
'01
'02

Operating Return On Average Equity[1,3,6]


$0.74
$1.33
$1.72
$1.99
$2.14
'98
'99
'00
'01
'02

Operating Earnings Per Diluted Share[1,3,7]

Forward-looking statements

Certain statements made by the company in this annual report which are not historical facts may be considered forward-looking statements, including, without limitation, statements as to sales targets, sales and earnings trends, and management's beliefs, expectations, goals and opinions. These statements are based on a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Future events and their effects on the company may not be those anticipated, and actual results may differ materially from the results anticipated in these forward-looking statements. The risks, uncertainties and factors that could cause or contribute to such material differences are discussed in the company's annual report on Form 10-K for the year ended December 31, 2002 filed by the company with the Securities and Exchange Commission. These risks and uncertainties include, without limitation: competitive factors; volatility of financial markets; decrease in ratings; interest rate changes; inability to attract and retain sales representatives; international business risks; foreign currency exchange rate fluctuations; and investment portfolio risks.

Use of non-GAAP financial measures

The company uses a number of non-GAAP financial measures that management believes are important in understanding and evaluating the normal, recurring operations of our businesses. Non-GAAP measures included in the annual report are operating earnings, operating earnings per diluted share and operating return on average equity excluding other comprehensive income. While such measures are also consistent with metrics utilized by the investment community to evaluate performance, they are not a substitute for GAAP financial measures. Therefore, we provide a reconciliation of the non-GAAP measures to the comparable GAAP financial measures on page 22.

to our shareholders

There are still places where a handshake holds more weight than a contract, where a promise made is a promise kept. And there are still companies that say what they mean and do what they say. No fluff, no flash — just straight talk.

We've come to expect it from our employees, our customers, our distribution partners, and our shareholders. In return, you deserve straight talk from us. So here it is.

Straight talk on 2002 — Our accomplishments

2002 was a very good year for The Principal®, as we delivered solid growth and strong results, in spite of a highly difficult operating environment. The year was a testament to our strong business model, our powerful distribution network, and our uncompromising focus on customer value and delivering sustainable, profitable growth. As a result of our strong financial performance, 2002 was also a very good year for Principal Financial Group, Inc. shareholders with our common stock delivering a 26.6 percent total return. The opposite was true for the broader U.S. equity markets, with the Dow Jones Industrial Average declining 17 percent, the S&P dropping 23 percent and the NASDAQ falling 32 percent. *Here's what we achieved:*

- Record operating earnings — Total company earnings were up 4 percent, in spite of a third consecutive year of equity market declines and a soft economy. This result included double-digit growth in three of our four operating segments, International Asset Management and Accumulation, Mortgage Banking, and Life and Health Insurance, demonstrating the benefit of our diverse portfolio of businesses.
- Outstanding sales — Pension full service accumulation sales reached $6 billion in 2002, up 81 percent; mutual funds sales increased 34 percent; and individual annuities sales were up 57 percent. The strong sales results were driven by continued demand for our key retirement and investment products, the growing success of our distribution alliances, and our efforts to broaden and deepen relationships with existing customers.
- Strong net cash flows — Net flows were $4.7 billion in our U.S. asset accumulation businesses, led by pension full service accumulation flows of $2.9 billion, and reflecting positive flows in each of our asset accumulation businesses.
- Key milestones for Principal International — Operating earnings (excluding the positive impact of new accounting guidance on goodwill amortization) increased $11.6 million, or 110 percent; assets under management now exceed $4 billion; and customers increased 28 percent to 3.8 million for our asset accumulation operations in Mexico, Chile, Brazil, Argentina, Hong Kong, Japan, India and Malaysia.
- Mortgage servicing portfolio surpasses $100 billion — In addition to record operating earnings and record loan production in the mortgage banking segment, we also achieved a 34 percent increase in our mortgage servicing portfolio, which reached $107.7 billion as of year-end. This makes us the eleventh largest servicer in the U.S.
- Investment performance improvement for Principal Global Investors (formerly Principal Capital Management) — At year-end, 55 percent of the domestic and international equity funds in the pension separate accounts were in Morningstar's top two quartiles for



one- and three-year performance, a significant improvement compared to 25 percent in the top half in 2001. Further, Principal Mutual Funds ranked tenth out of 81 families in *Barron's* annual fund family rankings, for one-year performance as of December 31, 2002.

- Highly successful operational excellence initiatives — Through efficient use of technology, process improvements, performance management, contract negotiations and employment cost management efforts, we delivered more than $30 million in expense reductions, exceeding our $25 million target.
- Important third party recognition, affirming:
  - Our position as the 401(k) leader, overall and in the small- and medium-sized business segment (*CFO* magazine)
  - Our leadership in meeting customers' retirement services needs (Boston Research Group, DALBAR, *PLANSPONSOR*)
  - Our commitment to innovation (*InformationWeek* top 500 innovator and top 25 innovator in collaboration, Web Marketing Association Standard of Excellence Web Award for our electronic rollover IRA, eHealthcare Leadership Award for www.principalhealthnews.com)
  - Our status as a premier employer (best place to work awards from AARP, *Computerworld*, *Fortune*, and LATINA *Style*, *Money* magazine Top 50 company for employee benefits, National Association of Female Executives Top 30 companies for female executives, and Wellness Councils of America Platinum Well Workplace)

Straight talk on 2002 — Our setbacks

While 2002 was marked by tremendous accomplishments as we successfully executed our strategy, the year was not without its difficulties. These were the main setbacks:

- BT Financial Group — Between the goodwill write-down in first quarter 2002 and the loss on sale in the fourth quarter, we lost approximately $450 million of our original $1.4 billion investment. Global equity market declines and rapid consolidation of distribution by the major banks in Australia were external factors that negatively impacted BT's performance. While we made a number of important changes in 2001 and 2002 that were beginning to drive improvement, we should have made some of the changes sooner. Selling BT was a difficult decision but it was the right decision for the organization and for shareholders, freeing up capital and management time.
- Investment losses — Like many large financial services companies, we recognized higher than normal losses on investments in 2002. Our credit losses on fixed maturity securities were $297 million for the year, after-taxes. While these losses made up less than one percent of our investment portfolio, we continue to aggressively monitor our portfolio to ensure that we are managing risks appropriately. Credit market conditions remain difficult, but we have a long history of strong investment performance and a very strong capital base. Our investment portfolio is of a high quality. It is well diversified by industry, geography, property type, and individual credit — a reflection of our continuous monitoring and analysis, and active management of our credit exposures on a real-time basis. Although we foresee additional investment losses in 2003 due to the current environment, we expect the overall level of those losses will be lower than in 2002, with most of the improvement coming in the second half of 2003.

- Net income and book value — While we firmly believe operating earnings are the best measure of the earnings power of our businesses, we don't want to marginalize the impact of the below the line losses on net income and book value. Net income declined 60 percent to $142.3 million, and book value per share declined three percent to $18.01 from $18.53 at December 31, 2001. We'll continue to focus on improving below the line results, as well as on growing operating earnings.

Straight talk on the future

In 2002, we continued to focus on several key areas to position us for ongoing success — accelerating growth in our U.S. defined contribution businesses, driving international growth and profitability, enhancing operational efficiency, improving investment performance and delivering value to our shareholders. The accomplishments that follow demonstrate our ability to execute our strategy and reflect initiatives you can expect us to undertake in 2003 and beyond.

- KeyCorp sponsored endorsement — Under our agreement, KeyCorp recommended us to their clients as they transitioned out of the full-service pension business. Compared to our average new sale, we won plans that are significantly larger, in terms of assets under management and participants.
- Principal Income IRA (individual retirement account) pilot — In 2002 we piloted this innovative new product for retirees who want a secure income they won't outlive. We launched the product nationwide in January 2003.
- New products offered through the small- and medium-sized business worksite :
  - We entered into a strategic distribution agreement with Alliance Capital to offer Principal CollegeBoundfund℠, a section 529 college savings plan, providing employers an additional benefit for employees — a convenient, tax-advantaged way to save for college through payroll deduction.
  - We introduced Principal Security Builder Retirement Program for the underserved small business 401(k) market, providing significant investment choice, cutting-edge technology and a world-class participant service package at an affordable price.
  - We launched Innovative Group Benefit Solutions to provide growing businesses a lower-cost option for quality employee healthcare coverage.
- Acquisitions to build scale and accelerate growth:
  - The acquisition of Zurich's AFORE pension business strengthened our position in Mexico, making us the seventh largest in affiliates (plan participants), bringing our market share to 7.5 percent, and establishing us as a key player in this important pension market.
  - We acquired BCI Group (transaction closed in January 2003), a full-service consulting, actuarial and administrative service firm with a primary focus on employee stock ownership plans (ESOPs), enhancing our ESOP and defined benefit capabilities.
- Customer-focused research — We completed our inaugural Principal Global Financial Well-Being Study℠ and our eighth quarterly Principal Financial Well-Being Index, both important examples of our ongoing focus on understanding changing customer needs and preferences and on delivering solutions. We also published The Principal Best Practices Guide for Employee Financial Security. The guide is a compilation of best practices for using employee benefits to recruit, retain and motivate top talent, based on our nationwide search, The Principal 10 Best Companies for Employee Financial Security.
- Share repurchase — During the year, we completed two of the three board authorized share repurchase programs, acquiring approximately 27 million shares of Principal Financial Group, Inc. common stock. In addition to investing in organic growth and making strategic acquisitions, we will continue to opportunistically utilize share repurchase as an option to effectively manage our capital.

Straight talk on investor confidence

Investor confidence continued to suffer in 2002, as headlines were once again filled with news of accounting irregularities, corruption and failure at companies such as Tyco and Worldcom. We were very disturbed by the actions (and in some cases inaction) of those involved in such recent scandals. Rebuilding investor confidence will be accomplished one investor at a time by companies like The Principal that place the highest value on honesty and integrity. Our commitment is reflected in a number of important actions: in our disclosure practice — full, fair and timely; in our disclosure materials — the most comprehensive financial supplement in our industry; and in our disclosure decisions — such as being the first of our peers to expense stock options.

We are hopeful that some good comes out of these troubled times:

- The changes being proposed and implemented by the listing exchanges and regulatory agencies will cause all publicly-held companies to thoroughly review their corporate governance policies and practices for areas to strengthen, as did The Principal in 2002
- The Securities and Exchange Commission will get the resources it needs to continue increasing its oversight and enforcement actions
- Pension reform will bring about protections for 401(k) plan participants and improve accessibility of investment advice for plan participants
- Management teams, boards, auditors and analysts will undertake their responsibilities with renewed vigor to increase investor confidence in the system.

Thank you

In closing, I'd like to thank our customers, distribution partners and shareholders for their continued support and loyalty. I'd also like to thank our employees: for their tremendous efforts in responding to challenges during the year and executing our strategy; for their significant contributions to delivering on our promises; and for making our first full year as a public company such a tremendous success. Our results truly reflect the quality and strength of our people. Finally, I'd like to recognize each of our stakeholders for their frank, open communication — this has been critical as we continue to focus on meeting needs and exceeding expectations. As always, we hope you will share your questions, comments and concerns, and we look forward to your continued support.

The future holds both opportunities and challenges for The Principal, which we will take on from a position of strength. While we are very proud of what we accomplished in 2002, there is much more for us to achieve. We will continue to strive to be a great organization and to build excellent value for our shareholders.

J. Barry Griswell

Chairman, President and Chief Executive Officer


CARING
EXPERTISE
QUALITY
CONVENIENCE
CHOICE
INNOVATION

"I need solutions, not just products. Serve me the way I want to be served."

We compete on two fronts every day — to retain existing customers and to win new ones. Clearly, anticipating and responding to changing customer needs continues to be a critical challenge. Here are some customer comments and third-party recognition that demonstrate our commitment to serving customers the way they want to be served.

Customer comments

"*The service, the integrity, the personal caring changed the quality of our life and let it be as good as it could be in the most* difficult situation. Principal did exactly what they had promised us they would." – *Alice Doyel, Group insured client*

"Principal Financial Group is a professional, educated and caring 401(k) provider. When I go home at night, I don't have to question their answers." – *Yvonne Rodriguez, 401(k) plan participant*

"Personally and professionally, I look at the Principal Financial Group as one of the premier financial services companies in the country. I have a high degree of faith and trust in them. I continue to do business with The Principal because of their responsiveness and professionalism." – *Steve Fischer, 401(k) and group health customer*

Recognition

Barron's Best Mutual Fund Families — Principal Mutual Funds was ranked tenth out of 81 families in *Barron's* annual mutual fund-family survey, conducted by Lipper to capture the performance of a firm's entire product line. *(February 2003)*

"Best in Class" in customer loyalty attributes from Chatham Partners — Relationship managers at The Principal received best in class ratings in key customer loyalty attributes including problem resolution skills, responsiveness, flexibility, plan knowledge, proactive approach and overall satisfaction. *(September/October 2002)*

DALBAR Best Plan Participant Web Sites — The Principal Retirement Service Center® site for plan participants (www.principal.com) received Dalbar's first-place ranking among 31 industry-leading firms. Six providers, including The Principal®, received a DALBAR Designation of Excellence for best meeting plan participant needs. *(May 2002)*

Boston Research Group 2002 Defined Contribution Client Satisfaction Survey — The Principal was one of only two service providers out of 22 in the study to achieve a near-perfect, 99 percent satisfaction rating for defined contribution plan services, including record-keeping, investments, participant statements, education, participant websites, and compliance. *(August 2002)*

2002 World Wide Web Health Awards — The Principal was one of only nine gold medal winners for www.principalhealthnews.com, our website dedicated to providing information to help consumers stay healthy. The site covers a wide range of health topics, along with interactive health tools, a health encyclopedia, health plan information, and thousands of articles on the latest in health and medicine. *(Spring 2002)*


FOCUS
QUALITY
DISCIPLINE
TRANSPARENCY
LEADERSHIP
STRENGTH

"Help me understand your company. Give me what I need to make informed investment decisions."

Now more than ever, information is critical for investors and potential investors — in order to make judgments about a company's competitive position and strategy, and the company's ability to execute that strategy and deliver results. We've gone to great lengths to educate and inform the investment community, including quarterly earnings guidance, as well as internet resources such as our comprehensive financial supplement, our online newsroom and access to SEC filings from our website. Here are some recent observations from various members of the investment community about The Principal.

- "High quality earnings stream from 401(k) operations, augmented by management's demonstrated highly disciplined capital management and acquisition strategy." *(Source: Salomon Smith Barney report dated 12/05/02)*

- "Emerging as a major player in retirement products with 'franchise' value based on a focused strategy in under-penetrated markets." *(Source: AG Edwards report dated 12/04/02)*

- "Principal publishes [on its website] a 45-page Excel spreadsheet detailing metrics for each segment. This is the type of inside visibility into business lines that has been denied to the public by most companies. Principal's level of detail is to be applauded." *(Source: Briefing.com Story Stock® dated 11/06/02)*

- "Principal Life maintains very strong capitalization ...[and its] liquidity profile is viewed as very strong. Principal Life continues to maintain a very strong and diverse business profile, with a sustainable leading market position in the small to mid-sized group pension business in the U.S." *(Source: Standard & Poor's report on Principal Life Insurance Company dated 10/01/02)*

- "The company's captive 'wholesale' distribution channels, its efficient, technology-based operations, disciplined financial, investment, and asset-liability management are also positive rating factors." *(Source: Moody's Investors Service report on Principal Life Insurance Company dated 09/25/02)*


BALANCE
FLEXIBILITY
VISION
OPPORTUNITY
DIVERSITY
REWARDS

"Help me achieve professional success and balance."

We firmly believe that if we take great care of our employees, they'll take great care of our customers, resulting in strong financial performance for our shareholders. To employees, that means demonstrating a commitment to work/life balance, investing in education and training, and providing personalized professional development. Here's how we're doing.

"Best Places to Work" Recognition

The Principal continues to be recognized as a best place to work, based on criteria including career training, development opportunities, compensation, benefits and flexible work hours, with awards from:

- *Fortune* magazine *(100 Best Companies to Work For, January 2003)*
- AARP *(15 Best Companies for Workers over 50, September 2002)*
- LATINA *Style* magazine *(50 Best Places for Latinas to Work, October 2002)*
- *Computerworld* magazine *(100 Best Places to Work in IT, May 2002)*
- National Association of Female Executives *(Top 30 Companies for Executive Women, January 2003)*
- Greater Des Moines Partnership *(2002 Diversity Award, January 2003)*

Platinum Well Workplace award from the Wellness Councils of America *(October 2002)*

The Principal was one of five companies in the U.S. chosen to receive this award for significant organizational achievement in building comprehensive worksite wellness initiatives that are producing demonstrable results, and for establishing and articulating a bold vision for enhancing employee health and well being.

Money Magazine Best Benefits Survey *(November 2002)*

The Principal received top-50 recognition in *Money* Magazine's survey on "Best Employee Benefits." The survey was "focused on the benefits that most directly affect the wealth and wallet of the employee" in a time when "employers are struggling to sustain their generosity within the benefit cornerstones: retirement plans, health care, stock options and insurance."

Employee comments from one of the company's benefit education programs *(July 2002)*

- What makes The Principal a great place to work?
  - "The Principal has always helped me to strive for more – professionally and personally." – *Deidre Flowe*
  - "Great benefits, 401(k) match." – *Marcia Gilmer*
  - "Flexible work hours." – *Kyle Reed*
  - "Great resources." – *Ilene Hagen*
  - "Opportunities and balance." – *Chris Schmitt*
  - "Great people." – *Keri Crowley*
  - "Understanding and committed leaders." – *Deb Murray*
  - "The Principal is very good at finding innovative ways of compensating and acknowledging employees." – *Arlina Pearce*

at a glance

The Principal Financial Group

U.S. ASSET MANAGEMENT AND ACCUMULATION

OPERATING SEGMENT

Our U.S. Asset Management and Accumulation segment consists of asset accumulation operations which provide retirement savings and related investment products and services to businesses, their employees and other individuals and Principal Global Investors, our U.S.-based asset manager.

PRODUCT AND SERVICE SOLUTIONS

- Pension
  - Full-service accumulation
  - Full-service payout
  - Investment-only
- Mutual funds
- Individual annuities
- Banking
- Institutional and retail money management
  - U.S. equities
  - International equities
  - Fixed income
  - Commercial real estate

INTERNATIONAL ASSET MANAGEMENT AND ACCUMULATION

OPERATING SEGMENT

Our International Asset Management and Accumulation segment consists of Principal International, which provides retirement services, annuities and related financial services to businesses, their employees and individuals outside the United States. Principal International has subsidiaries in Argentina, Chile, Hong Kong and Mexico and joint ventures in Brazil, India, Japan and Malaysia.

PRODUCT AND SERVICE SOLUTIONS

- Retirement services
- Annuities and life insurance
- Long-term mutual funds

LIFE AND HEALTH INSURANCE

OPERATING SEGMENT

The life and health insurance segment offers a broad range of group and individual insurance products to meet the financial protection and security needs of growing businesses and individuals throughout the United States. Our group products include life, disability, medical, dental and vision insurance, and administrative services, and our individual products include life insurance and disability insurance.

PRODUCT AND SERVICE SOLUTIONS

- Individual life
- Individual disability
- Group life
- Group disability
- Group medical
- Group dental and vision
- Fee-for-service

MORTGAGE BANKING

OPERATING SEGMENT

Our Mortgage Banking segment engages in originating, purchasing, selling and servicing residential mortgage loans in the United States. We service a majority of the loans that we originate. Residential mortgages represent a component of our overall portfolio of market-driven financial products and services.

PRODUCT AND SERVICE SOLUTIONS

- Originate, purchase, sell and service prime credit quality, first- and second-lien residential mortgage loans

DISTRIBUTION	CUSTOMERS	HIGHLIGHTS
○ Retirement services sales representatives ○ Institutional marketers ○ Affiliated financial representatives ○ Affiliated and unaffiliated registered representatives ○ Independent brokers ○ Principal Connection ○ Consultants ○ Internet	*Asset Accumulation* ○ Businesses, their employees and other individuals ○ Not-for-profit organizations ○ Large financial institutions and employers *Principal Global Investors* ○ Large U.S. corporate, private and Taft-Hartley pension funds ○ U.S. endowments and foundations ○ Non-U.S. institutions	○ 401(k) leader (April/May 2002 CFO magazine survey results) ○ First place ranking for Principal Retirement Service Center® site from DALBAR (May 2002) ○ Tied for first place with 99% client satisfaction rating in Boston Research Group's 2002 Defined Contribution Study (August 2002) ○ $92+ billion in assets under management ○ Ranked among the 100 largest U.S. mutual fund managers, with $8.1 billion in total mutual fund assets managed, and serving approximately 700,000 shareholder accounts

DISTRIBUTION	CUSTOMERS	HIGHLIGHTS
○ Affiliated financial representatives ○ Direct distribution to customers ○ Retirement services sales representatives ○ Financial institutions ○ Unaffiliated brokers	○ Businesses, their employees and other individuals	○ 1st in new annuity sales in Chile ○ 2nd largest pension company in Brazil ○ 7th largest AFORE in Mexico ○ A leading company in Hong Kong's Mandatory Provident Fund market ○ Operations in 9 countries worldwide ○ 3.8 million customers, up 140% since 1999

DISTRIBUTION	CUSTOMERS	HIGHLIGHTS
○ Affiliated financial representatives ○ Independent brokers ○ Affiliated and unaffiliated registered representatives ○ Disability sales representatives ○ Group sales representatives ○ Rogers Benefit Group sales representatives ○ Non-medical sales representatives	○ Businesses, their employees and other individuals	○ Principal Life Insurance Company 9th largest life insurer based on statutory assets (2001)* ○ $160+ billion of individual and group life insurance in force ○ #1 Group Life provider based on in-force contracts (2001)* ○ 614,000 individual policyholders ○ 77,000 employers with 5.0 million covered members

*2002 results not yet available, ranking based on 2001 data

DISTRIBUTION	CUSTOMERS	HIGHLIGHTS
○ Correspondent lending institutions ○ Wholesale lending ○ Principal Residential Mortgage Direct	○ Individuals	○ Record loan production and operating earnings in 2002 ○ 920,000 mortgage loans serviced with a total principal balance of $107.7 billion ○ 11th largest mortgage servicer ○ 12th largest mortgage originator ○ 8th largest correspondent lender

summary of business operations

The Principal Financial Group is a leading provider of retirement savings, investment and insurance products and services, with $111.1 billion in assets under management and more than 13.5 million customers worldwide. Our U.S. and international operations concentrate primarily on asset management and accumulation. In addition, in the U.S. we offer a broad range of life, health and disability insurance, and residential mortgage loan origination and servicing. With nearly 125 years of experience, we not only provide products and services, but also the expertise needed to deliver complete solutions tailored to customers' changing needs. We remain focused on offering extensive choice and exceptional convenience, and we have been recognized for our responsive service, delivered through leading edge-technology and enhanced by our dedication to personal customer attention.

We organize our businesses into four reportable operating segments: U.S. Asset Management and Accumulation; International Asset Management and Accumulation; Life and Health Insurance; and Mortgage Banking.

U.S. Asset Management and Accumulation

Our U.S. Asset Management and Accumulation segment consists of our asset accumulation operations, which provide retirement savings and related investment products and services, and our asset management operations conducted through Principal Global Investors. We provide comprehensive and complete retirement solutions through our portfolio of asset accumulation products and services to businesses and individuals. We have established and continue to expand our leadership with small- and medium-sized businesses, which we define as businesses with less than 1,000 employees. Our business offerings center around products and services for defined contribution pension plans, including 401(k) and 403(b) plans, as well as defined benefit pension plans and non-qualified executive benefit plans. We also offer mutual funds, annuities and bank products and services to the employees of our business customers and other individuals.

Despite another year of equity market declines, segment operating earnings improved 4.8 percent over 2001 to $370.9 million, due to strong sales and aggressive expense management. Segment assets under management also improved—up 12.3 percent in 2002—again reflecting strong sales, as well as excellent retention of pension assets.

Pension
The Principal is a leading retirement solutions provider and a well-respected retirement brand, with more than 60 years of experience in serving the retirement needs of America's businesses and individuals. We are the 401(k) leader – providing services to more 401(k) plans than any other bank, mutual fund or insurance company (source: *CFO* magazine April/May 2002). We serve 51,000 employers and 2.6 million plan participants.

We are also the leader in serving the most under-penetrated and fastest growing segment of the market — businesses with fewer than 500 employees (ranked number one based on number of plans and number of participants, ranked number two based on assets under management – source: the Spectrem Group). A number of important accomplishments marked 2002 as we worked to extend our leadership by focusing on delivering exceptional quality, choice and convenience for our customers:

- Sponsored endorsement success — Under sponsored endorsement arrangements, companies transitioning out of the full-service pension business select a replacement firm to recommend to their clients. The firms then work together to provide a seamless, timely and accurate transition for clients. In addition to entering into a sponsored endorsement arrangement during the year with KeyCorp, we also completed agreements with Nippon Life and Wilmington Trust. We'll continue to seek similar arrangements that offer us the opportunity to profitably add pension plans and assets under management as consolidation in this industry continues.
- Expanded retirement income management offerings — In 2002 we piloted the Principal Income IRA, an innovative new product for retirees who want a secure income they won't outlive. Principal Income IRA offers the best benefits of both mutual funds and guaranteed income options such as time to grow a nest egg, cost of living adjustment, flexibility, choice of funds, access to assets, and guaranteeing an income for life. This complements our Path for Income product, designed to help retirees understand their income needs and investment comfort level. Path for Income also offers control, flexibility, choice of funds, and access to assets.
- Asset retention — Our Client Contact Center works with customers as they change their focus from saving for retirement to learning ways to manage their nest egg. Armed with our expanded portfolio of retirement income management products and services, our Client Contact Center helped The Principal deliver a 50.3 percent retention rate for departing retirement assets, making us an industry leader.
- Launch of Principal Security Builder Retirement Program℠ — Designed to be sold through financial intermediaries like life insurance agents, employee benefit brokers, financial consultants, registered representatives and third-party administrators, this new retirement program offers growing businesses access to large-plan 401(k) services at a very affordable price. In just eight months, we sold more than 250 new Security Builder cases.
- BCI Group acquisition (closed January 2003) — BCI is a full-service consulting, actuarial and administrative service firm focused primarily on employee stock ownership plans (ESOPs). BCI's business complements our focus on growing

companies and institutional clients, enhancing our ESOP and defined benefit capabilities and allowing us to continue responding to increased demand for a complete retirement solution.

- Principal Blueprint℠ success — Launched in 2001, Principal Blueprint helps plan sponsors develop an effective investment program, incorporating diversification, investment choice and most importantly, our framework for identifying, hiring and retaining premier investment managers. In 2002, we demonstrated continued discipline and integrity in our quest to deliver top-tier investment performance, holding our own investment managers to the same high standards as independent asset management firms.
- Continued investment in customer-driven technology —
  - Plan sponsors and participants can access their portfolios via our Retirement Service Center website where they can review their investments, see personalized rates of return, reallocate assets, adjust risk tolerances and more. During 2002, 9.9 million visits were made to the Center, resulting in more than 5.7 million electronic transactions. We received commendation for our participant internet services, along with seven other commendations, in PlanSponsor's 2002 Defined Contribution Survey
  - Our state-of-the-art Express Processing® system provides plan sponsors and participants with timely, accurate information, and exceptional service and convenience. Payroll data and contribution transactions processed electronically increased 34 percent in 2002 to approximately 189 million.
  - The Principal developed an electronic rollover IRA process for retirement plan participants in 2002, which received the Web Marketing Association's Standard of Excellence Web Award for demonstrated accomplishment in terms of design, navigation, and innovation.

Reflecting strong demand for our offerings, we delivered record pension full-service accumulation sales of $6 billion in 2002, an increase of 81 percent over 2001, and we retained our top writer status in single premium group annuity sales. We worked very hard in 2002 to make the distribution alliance partnerships we entered in 2001 successful and those efforts paid off. Principal Advantage, launched in 2001 to enable us to build new relationships with financial advisors who prefer to recommend mutual funds to their clients, is an important example. Sales increased more than $500 million from 2001, to nearly $1.2 billion in 2002. This and other alliance activity contributed to solid growth in pension assets under management. At year-end, pension account values had grown to $63.5 billion, up 3.4 percent in spite of significant equity market declines during the year.

Mutual Funds

In 2002, we delivered a near-record $1.4 billion in mutual fund sales — an increase of 34 percent compared to 2001. Principal Mutual Funds ranked 10th out of 81 in *Barron's* annual mutual fund family rankings, published in February 2003. With total mutual fund assets managed at year-end of $8.1 billion, we ranked among the 100 largest U.S. mutual fund managers, serving approximately 700,000 shareholder accounts. Our mutual funds are managed by investment advisors affiliated with the Principal Financial Group as well as by independent firms. We have:

- 22 mutual funds sold in the retail market as Principal Mutual Funds;
- 28 Principal Variable Contracts Fund portfolios available as investment choices for variable annuity and variable life contracts issued by Principal Life Insurance Company; and
- 46 Principal Investors Fund (PIF) portfolios available as investment choices through Principal Advantage to address the retirement plan market.

Annuities and Payout Solutions

Annuities offer a tax-effective means of accumulating retirement savings, as well as a tax-efficient source of income during the payout period. We offer both variable and fixed deferred annuities and payout annuities to individuals. Highlights of 2002 include:

- We retained our leadership position in the plan termination annuity market with strong sales of $698 million, after a record $750 million in 2001.
- We delivered record individual annuities sales of $1.1 billion, up 57% from 2001, reflecting ongoing efforts to expand relationships in the bank distribution channel and a resurgence of demand for fixed annuities as customers opted for a fixed return in a declining equity market. Sales of individual payout annuities were also up sharply as more retirees elected to receive a secure lifetime paycheck from their savings.
- We piloted the Principal Income IRA, combining the advantages of mutual funds and guaranteed income options under a single rollover IRA. This new product complements our portfolio of payout solutions including our Path for Income mutual fund program; Variable Annuity Income Planner; payout annuities and other periodic withdrawal options from our retirement savings products.

Principal Global Investors

In October 2002, Principal Financial Group's asset management business, Principal Capital Management, updated its name to Principal Global Investors to reflect the increasingly global nature of its institutional asset management activities. Principal Global Investors manages over $90 billion in assets worldwide on behalf of institutional clients, including retirement plans, endowments, foundations and insurance companies. The firm's global investment capabilities encompass an extensive range of equity, fixed income and real estate investments as well as specialized overlay and advisory services, including over $15 billion in equity assets, over $50 billion in fixed income assets and over $20 billion in real estate assets.

For clients around the world, Principal Global Investors provides the stability and substantial resources of a large organization combined with the global research and investment strategies of multiple investment teams. Principal Global Investors has established long-term asset management relationships with a broad range of institutional clients throughout North America, Asia, Australia and Europe. Principal Global Investors' team of over 800 employees, which includes more than 350 investment professionals, works within a collaborative environment from offices around the world. The firm's research efforts cover investment markets in over 50 countries. As part of its increased presence in global markets, Principal Global Investors also expanded its support for the investment operations of Principal International.

During 2002, The Principal named Jim McCaughan global head of asset management, overseeing its worldwide asset management operations. At the end of 2002, he also assumed the role as chief executive officer of Principal Global Investors following the retirement of former Principal Capital CEO Dennis Francis. In other milestones:

- Spectrum Asset Management, Principal Global Investors' preferred securities investment affiliate, experienced extraordinary growth in its assets under management — from under $1 billion at the time it was acquired in October 2001 to over $6 billion as of year-end. Most notably, Nuveen Investments selected Spectrum as sub-adviser for three closed-end preferred securities funds, which raised over $4 billion in assets during 2002.
- Although 2002 was widely recognized as a difficult market environment, Principal Global Investors was awarded 28 new institutional investment mandates from clients outside the Principal Financial Group.
- Fixed income and real estate investments continued to show strong performance in 2002, and relative equity performance was markedly improved. Compared to 2001, Principal Global Investors doubled the number of domestic and international equity mutual funds and pooled retirement accounts that ranked in the top two quartiles (for both 1- and 3-year periods, based on Morningstar rankings as of year-end 2002).

Principal Bank

In February 2003 our online bank celebrated its fifth anniversary. Principal Bank offers a full array of traditional consumer banking products and services, including checking and savings products, online bill payment, credit cards, and various home equity loan products. Principal Bank places the highest priority on expanding the portfolio of financial solutions for existing Principal Financial Group customers, and is also focused on bringing new customers to The Principal. Our e-banking strategy enables us to control costs and offer competitively priced, easy-to-access products and services to customers who can transact their banking business 24 hours a day, 365 days a year. In 2002:

- Principal Bank increased its customer base by 38 percent, and assets increased by 36 percent, reaching $1.5 billion. At year-end, more than 85,000 customers were banking with us via the Internet, telephone, ATMs, or by mail.
- Principal Bank invested in re-engineering the back room to accommodate rapid growth during the year, resulting in dramatic improvements in customer service, including same-day deposit account opening, and highly competitive turnaround for new loans.

International Asset Management and Accumulation

Principal International

The international trend toward privatization of retirement savings presents an excellent opportunity to leverage our U.S. pension experience, infrastructure, investment expertise and technology, as governments and businesses around the world continue to reexamine their roles in pensions and retirement. Principal International enables us to capitalize on this opportunity, offering retirement products and services, annuities, mutual funds and life insurance to businesses and individual customers in select international markets.

Principal International operates through subsidiaries in Argentina, Chile, Hong Kong and Mexico, and through joint ventures in Brazil, India, Japan and Malaysia, as well as Representative Offices in China. As a group, Principal International's operations achieved their second full year of profitability in 2002, and we expect them to produce continued growth and profitability in 2003. Benefiting from organic growth, prudent expense management and selective acquisition activity, Principal International delivered strong growth in earnings, assets under management and customers: operating earnings increased $16.2 million ($11.6 million, or an increase of 110 percent, excluding the positive impact on earnings of SFAS 142 implementation); assets under management were up 19 percent to $4.4 billion; and our international customer base now exceeds 3.8 million, an increase of 28 percent.

Principal International also achieved a number of important accomplishments, including acquisitions, product launches and distribution enhancements, positioning the organization for future growth and success:

- Principal AFORE, our Mexican pension company, continued to grow revenues, customers and earnings, organically and through acquisition. At year-end, its customer base had increased more than 62 percent to 2.2 million participants, largely due to the acquisition and swift integration of Zurich AFORE's customers. The organization, which ranked as the seventh largest AFORE based on affiliates (customers) at year-end, also successfully prepared for the Tepeyac AFORE acquisition. Tepeyac closed in the first quarter of 2003, making us the fourth largest AFORE in this important pension market.

- In Chile, we achieved the number one rank in annuity sales, and we successfully launched our Voluntary Retirement Savings/APV business. We also increased the assets under management of our Principal-Tanner mutual fund company by 60 percent, launched the first-ever family of LifeTime funds in Chile, and increased the servicing portfolio within the mortgage business by 30 percent.
- BrasilPrev Seguros e Previdência S.A., our pension joint venture with Banco do Brasil, delivered strong revenue, record operating earnings and asset growth in spite of major currency devaluation and volatile financial market conditions. At year-end, our customer base in Brazil had grown to nearly 900,000 reflecting continued efforts aimed at the fast-growing market for retirement benefits for small- and medium-sized businesses, and our successful 2001 launch of new defined contribution products.
- In India, we launched that country's first ever Life Cycle funds. We significantly increased our brokerage and bank distribution delivery network as we prepared for India's pension and annuity market to emerge in 2003. At year-end 2002, assets under management had reached $471 million, and the company serves approximately 158,000 customers.
- Highlights in Asia include: solid results in Hong Kong's Mandatory Provident Fund for retirement savings during its third year of operations, despite a serious consumer recession; successfully building business infrastructure and making our first group employer sales in Japan's 401(J) pension market; and strengthening valuable relationships with the Chinese government and potential partners as we prepare to enter the pension business in that large and important country when regulations emerge.

BT Financial Group

We sold substantially all of BT Financial Group in 2002, in view of the continued negative outlook for global equity markets and BT's own underperformance. *(See expanded discussion in the accompanying 2002 Financial Report, under Management's Discussion and Analysis of Financial Condition and Results of Operations).*

Life and Health Insurance

The life and health insurance segment offers a broad range of group and individual insurance products to meet the financial protection and security needs of growing businesses and individuals throughout the United States. We target our products, services and marketing expertise on serving business owners, senior executives, employees and individuals by delivering high value solutions for risk protection, as well as for estate planning, business continuation, executive benefits and financial planning needs. Our group products include life, disability, medical, dental and vision insurance, and administrative services, and our individual products include life insurance and disability insurance.

In 2002, we continued to focus on meeting the changing needs of our customers by expanding our complete insurance solution platform and delivering quality and convenience to our customers and marketers. We set up a national service desk to support producers in their marketing of individual products. We also established a national service center to build efficiencies, better serve customers and brokers, and improve retention of group customers, and we enhanced our billing capabilities for our voluntary insurance products. In 2001 we improved a number of important online capabilities for group insurance customers such as payment of premiums, electronic eligibility changes, and online access to claims status, Explanation of Benefits statements, and billing and payment information. We experienced strong growth in the use of these online capabilities — at year-end, 20 percent of e-enabled services were performed online compared to less than 4 percent a year earlier, and 42 percent of insured lives are now enrolled to make changes using our eService platform. During the year, we dramatically improved our ability to quickly deliver the right new products to the marketplace. Through our improved product portfolio management system, innovative technology solutions and disciplined project management, we delivered several important new offerings including:

- Innovative Group Benefit Solutions — To meet growing businesses' need for quality employee healthcare coverage at a lower cost, benefit designs have higher deductibles, encourage use of in-network providers and include increased cost sharing with employees. We also offer flexible spending account options, providing further money saving alternatives for employees without drastically increasing the employer's total benefit program costs.
- Expanded Dental PPO Benefit Options — These creative new options offer vast choice in benefit design and in price, allowing employers to select among dozens of options including deductibles, coinsurance levels and the benefit maximum, and enabling them to build a dental plan that meets the needs of employees and their families.
- Executive and Benefit Variable Universal Life products — Having an additional way to save for retirement, to complement traditional defined contribution (qualified) plans, is an important benefit for many executives and other key employees. Referred to as an excess plan or as a nonqualified deferred compensation plan, this benefit can be financed through life insurance. Both Executive Variable Universal Life and Benefit Variable Universal Life contain traditional life insurance benefits and offer a wide array of investment options similar to those found in qualified retirement plans.
- Executive Bonus Plus — This product also helps highly compensated employees accumulate adequate retirement savings despite qualified plan limitations on the amount they can save for retirement. Employees can contribute the amount of

after-tax income they choose, and all dollars going into the plan are currently deductible to the employer. Funding options include life insurance, annuities or mutual funds.

- Enhanced group disability products — These new product offerings enhance our traditional group Long Term and Short Term Disability products with flexible benefit options, providing disability benefit solutions that are tailor-made to the specific needs of the business and its employees.
- Care Enhancement Program packages for self-funded benefit plans — This new program offers employees a unique combination of disease management, chronic illness support services and education resources to assist employees with better self-management of their condition. Services include one-to-one nurse counseling, condition monitoring for early signs of health complications, fulltime access to a registered nurse, and physician collaboration services.

Our efforts paid off in terms of earnings and sales. Segment operating earnings grew strongly, up 16 percent from 2001 to $233.1 million, led by significant improvement in the Health and Disability lines. We produced solid individual life sales with total life insurance premiums and deposits collected, first year and renewal, in excess of $1.0 billion. Further, compared to 2001, group life sales were up 80 percent, group disability sales were up 81 percent and individual disability sales improved 16 percent.

Our efforts also paid off in terms of customer satisfaction, with more than 90 percent of our group employer customers indicating they were satisfied or very satisfied with The Principal. We also continued to achieve high persistency for our individual life and disability in-force business. These rates, which measure how many customers keep their policies from year to year, were 93.8 percent for individual life products and 92.8 percent for individual disability. We also experienced solid improvement in our group medical, group life and disability, and group dental and vision lapse rates compared to 2001. This not only reflects our understanding of customers' needs, but also our ability to develop personalized products and services to satisfy them.

Mortgage Banking

We have been in the mortgage industry since 1936. As a mortgage banker, Principal Residential Mortgage, Inc. originates (makes new loans), services (provides administration, such as monthly payment processing), and purchases and sells residential mortgage loans, enabling us to provide a more complete set of financial products and services to our customers, as well as diversifying our business model.

Operating earnings for the segment increased 13 percent, to $142.9 million. Declining interest rates and our ability to respond to the refinancing boom led to record loan production in 2002, enabling us to deliver record operating performance and increase our market share. At year-end, the company serviced 920,000 loans with a total principal balance of $107.7 billion, making us the nation's eleventh largest mortgage servicer. Our Principal Residential Mortgage Direct distribution channel produced $2.6 billion in new mortgage loans during the year, more than tripling prior year production, while our correspondent lending and wholesale broker relationships delivered $40.9 billion in new loan production, increasing 17.8 percent. Beyond benefiting from the refinancing boom, our earnings growth was driven by strong execution in several important areas:

- Strengthening and expanding relationships — We continued to strengthen and expand our relationships with homeowners who value our financial strength and ability to deliver solutions to meet their specific needs. We provide refinancing assistance through Principal Residential Mortgage Direct, our national telemarketing operation. Our mortgage customers are also increasingly taking advantage of other products offered by the Principal Financial Group including credit cards and home equity loans through Principal Bank.
- Leveraging the organization — We continued to work with our other businesses to increase sales, including co-developing and selling a new mortgage product with Principal Bank, and working with our pension business to develop a streamlined process for plan participants to get a home mortgage.
- Successful hedging activity — Our expertise in hedging against pre-payment risk enabled us to protect earnings against changes in the value of our servicing portfolio caused by a turbulent interest rate environment.

As one of only a few mortgage banking organizations with our own servicing technology, we continued to aggressively focus on improving quality and efficiency, and making it easier to do business with us through technology. The introduction of technology and workflow management during the year enabled us to increase productivity and reduce costs in our post-closing operations by 35 percent. Another important example of using advanced technology to improve productivity is our website for correspondent mortgage lenders, which we launched in July of 2001. The site won The Principal top-25 recognition in 2002 from Information Week magazine in their "25 Innovators in Collaboration" awards, for innovative use of cooperation among customers, suppliers, partners and colleagues. It provides correspondent lenders access to loan origination documents and mortgage rates, helping them manage the sales pipeline and speed up generation of mortgage loans by eliminating paperwork. As of January 2003, 83 percent of the lenders working with The Principal had begun using the site.

summary consolidated statements of income

	For the year ended December 31, 2002	2001 (in millions)	2000
Revenues			
Premiums and other considerations	**$ 3,881.8**	$ 4,122.3	$ 3,996.4
Fees and other revenues	**1,990.8**	1,600.7	1,300.6
Net investment income	**3,304.7**	3,383.6	3,157.6
Net realized/unrealized capital gains (losses)	**(354.8)**	(514.0)	139.6
Total revenues	**8,822.5**	8,592.6	8,594.2
Expenses			
Benefits, claims, and settlement expenses	**5,216.9**	5,482.1	5,232.3
Dividends to policyholders	**316.6**	313.7	312.7
Operating expenses	**2,623.2**	2,332.7	2,209.0
Total expenses	**8,156.7**	8,128.5	7,754.0
Income from continuing operations before income taxes	**665.8**	464.1	840.2
Income taxes	**45.9**	83.4	228.5
Income from continuing operations, net of related income taxes	**619.9**	380.7	611.7
Income (loss) from discontinued operations, net of related income taxes	**(196.7)**	(11.2)	8.5
Income before cumulative effect of accounting changes	**423.2**	369.5	620.2
Cumulative effect of accounting changes, net of related income taxes	**(280.9)**	(10.7)	–
Net income	**$ 142.3**	$ 358.8	$ 620.2

	For the year ended December 31, 2002	Pro forma (unaudited) for the year ended December 31, 2001
Earnings per common share		
Basic and diluted earnings per common share:		
Income from continuing operations, net of related income taxes	**$ 1.77**	$ 1.05
Loss from discontinued operations, net of related income taxes	**(0.56)**	(0.03)
Income before cumulative effect of accounting changes	**1.21**	1.02
Cumulative effect of accounting changes, net of related income taxes	**(0.80)**	(0.03)
Net income	**$ 0.41**	$ 0.99

The information in the summary consolidated statements of income shown above has been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). It is a replication of the information in the consolidated statements of operations in Principal Financial Group, Inc.'s 2002 Financial Report. For complete consolidated financial statements, including notes, and management's discussion and analysis of financial condition and results of operations, please refer to the 2002 Financial Report or Form 10-K filed with the Securities and Exchange Commission.

summary consolidated balance sheets

	December 31, 2002	2001
	(in millions,except per share data)	
Assets		
Fixed maturities, available-for-sale	**$ 34,185.7**	$ 30,012.3
Fixed maturities, trading	**101.7**	17.8
Equity securities, available-for-sale	**378.7**	837.2
Mortgage loans	**11,081.9**	11,065.7
Real estate	**1,229.0**	1,181.8
Policy loans	**818.5**	831.9
Other investments	**1,200.1**	832.3
Total investments	**48,995.6**	44,779.0
Cash and cash equivalents	**1,038.6**	561.2
Accrued investment income	**646.3**	594.1
Premiums due and other receivables	**459.7**	489.0
Deferred policy acquisition costs	**1,414.4**	1,372.5
Property and equipment	**482.5**	494.2
Goodwill	**106.5**	104.0
Other intangibles	**88.8**	61.5
Mortgage loan servicing rights	**1,518.6**	1,779.2
Separate account assets	**33,501.4**	34,376.0
Assets of discontinued operations	**-**	2,974.3
Other assets	**1,608.9**	765.5
Total assets	**$ 89,861.3**	$ 88,350.5
Liabilities		
Contractholder funds	**$ 26,315.0**	$ 24,684.4
Future policy benefits and claims	**14,736.4**	14,034.6
Other policyholder funds	**642.9**	589.1
Short-term debt	**564.8**	511.6
Long-term debt	**1,332.5**	1,378.4
Income taxes currently payable	**-**	35.1
Deferred income taxes	**1,177.7**	853.6
Separate account liabilities	**33,501.4**	34,376.0
Liabilities of discontinued operations	**-**	1,773.3
Other liabilities	**4,933.4**	3,294.1
Total liabilities	**83,204.1**	81,530.2
Stockholders' equity		
Common stock, par value $.01 per share – 2,500.0 million shares authorized, 376.7 million and 375.8 million shares issued, and 334.4 million and 360.1 million shares outstanding in 2002 and 2001, respectively	**3.8**	3.8
Additional paid-in capital	**7,106.3**	7,072.5
Retained earnings (deficit)	**29.4**	(29.1)
Accumulated other comprehensive income	**635.8**	147.5
Treasury stock, at cost (42.3 million and 15.7 million shares in 2002 and 2001, respectively)	**(1,118.1)**	(374.4)
Total stockholders' equity	**6,657.2**	6,820.3
Total liabilities and stockholders' equity	**$ 89,861.3**	$ 88,350.5

The information in the summary consolidated balance sheets shown above has been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). It is a replication of the information in the consolidated statements of financial position in Principal Financial Group, Inc.'s 2002 Financial Report. For complete consolidated financial statements, including notes, and management's discussion and analysis of financial condition and results of operations, please refer to the 2002 Financial Report or Form 10-K filed with the Securities and Exchange Commission.

summary consolidated statements of cash flows

	For the year ended December 31,		
	2002	2001	2000
		(in millions)	
Operating activities			
Net income	**$ 142.3**	$ 358.8	$ 620.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (income) from discontinued operations, net of related income taxes	**196.7**	11.2	(8.5)
Cumulative effect of accounting changes, net of related income taxes	**280.9**	10.7	–
Amortization of deferred policy acquisition costs	**144.5**	159.9	238.6
Additions to deferred policy acquisition costs	**(323.4)**	(261.7)	(263.9)
Accrued investment income	**(52.2)**	(66.2)	(60.1)
Premiums due and other receivables	**25.2**	(47.3)	(74.8)
Contractholder and policyholder liabilities and dividends	**2,154.4**	2,005.0	1,478.5
Current and deferred income taxes	**408.4**	98.8	188.5
Net realized/unrealized capital (gains) losses	**354.8**	514.0	(139.6)
Depreciation and amortization expense	**106.0**	103.4	99.8
Amortization of mortgage servicing rights	**364.9**	213.0	157.8
Stock-based compensation	**10.5**	–	–
Mortgage servicing rights valuation adjustments	**926.7**	101.8	54.8
Other	**824.3**	856.0	500.9
Net adjustments	**5,421.7**	3,698.6	2,172.0
Net cash provided by operating activities	**5,564.0**	4,057.4	2,792.2
Investing activities			
Available-for-sale securities:			
Purchases	**(16,683.5)**	(14,871.8)	(13,051.0)
Sales	**8,460.0**	6,707.7	7,366.0
Maturities	**4,473.3**	4,729.5	2,675.3
Net cash flows from trading securities	**(82.4)**	(17.0)	–
Mortgage loans acquired or originated	**(50,217.3)**	(40,456.9)	(10,507.5)
Mortgage loans sold or repaid	**50,027.7**	40,908.6	12,026.8
Purchase of mortgage servicing rights	**(931.7)**	(968.4)	(235.9)
Proceeds from sale of mortgage servicing rights	**8.6**	31.5	53.1
Real estate acquired	**(273.8)**	(290.0)	(324.4)
Real estate sold	**255.7**	803.8	796.9
Net change in property and equipment	**(59.5)**	(90.6)	(72.2)
Net proceeds (disbursements) from sales of subsidiaries	**500.8**	(7.9)	–
Purchases of interest in subsidiaries, net of cash acquired	**(54.5)**	(11.1)	(27.4)
Net change in other investments	**498.5**	(205.4)	(93.1)
Net cash used in investing activities	**(4,078.1)**	(3,738.0)	(1,393.4)
Financing activities			
Issuance of common stock	**22.0**	2,019.3	–
Payments to eligible policyholders under plan of conversion	**–**	(1,177.5)	–
Acquisition and sales of treasury stock, net	**(742.4)**	(367.7)	–
Dividends to stockholders	**(83.8)**	–	–
Issuance of long-term debt	**64.1**	149.2	230.4
Principal repayments of long-term debt	**(110.0)**	(204.4)	(120.7)
Net proceeds (repayments) of short-term borrowings	**53.2**	52.1	(87.9)
Investment contract deposits	**7,014.1**	5,054.9	3,982.6
Investment contract withdrawals	**(7,225.7)**	(6,075.1)	(5,011.3)
Net cash used in financing activities	**(1,008.5)**	(549.2)	(1,006.9)
Net increase (decrease) in cash and cash equivalents	**477.4**	(229.8)	391.9
Cash and cash equivalents at beginning of year	**561.2**	791.0	399.1
Cash and cash equivalents at end of year	**$ 1,038.6**	$ 561.2	$ 791.0
Schedule of noncash transactions			
Policy credits to eligible policyholders under plan of conversion		$ 472.6	
Stock issued in exchange for membership interest		$ 5,050.3	
Net transfer of noncash assets and liabilities to an unconsolidated entity in exchange for a minority interest			$ (255.0)

The information in the summary consolidated statements of cash flows shown above has been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). It is a replication of the information in the consolidated statements of cash flows in Principal Financial Group, Inc.'s 2002 Financial Report. For complete consolidated financial statements, including notes, and management's discussion and analysis of financial condition and results of operations, please refer to the 2002 Financial Report or Form 10-K filed with the Securities and Exchange Commission.

use of non-GAAP financial measures

The company uses a number of non-GAAP financial measures that management believes are important in understanding and evaluating the normal, recurring operations of our businesses. Non-GAAP measures included in the annual report are operating earnings, operating earnings per diluted share and operating return on average equity excluding other comprehensive income. While such measures are also consistent with metrics utilized by the investment community to evaluate performance, they are not a substitute for U.S. GAAP (GAAP) financial measures. Therefore, we provide below a reconciliation of the non-GAAP measures to the comparable GAAP financial measures.

	Twelve months Ended December 31,				
	2002	2001	2000	1999	1998
Net Income:					
Operating earnings	$ 749.4	$ 722.1	$ 619.7	$ 480.0	$ 267.5
Net realized/unrealized capital gains (losses)	(243.9)	(321.0)	93.0	265.2	320.7
Non-recurring *	(363.2)	(42.3)	(92.5)	(3.1)	104.8
Net income	$ 142.3	$ 358.8	$ 620.2	$ 742.1	$ 693.0
Net Income Per Diluted Share:					
Operating earnings per diluted share	$ 2.14	$ 1.99	$ 1.72	$ 1.33	$ 0.74
Net realized/unrealized capital gains (losses)	(0.69)	(0.89)	0.26	0.74	0.89
Non-recurring*	(1.04)	(0.11)	(0.26)	(0.01)	0.29
Net income per diluted share**	$ 0.41	$ 0.99	$ 1.72	$ 2.06	$ 1.92
Net income ROE (including OCI*):**					
Operating earnings ROE (excluding-OCI)	11.8%	10.9%	10.5%	8.9%	5.8%
Net realized/unrealized capital gains (losses)	-3.8%	-4.8%	1.5%	5.0%	7.0%
Non-recurring*	-5.8%	-0.6%	-1.7%	0.0%	2.3%
Net income ROE (excluding-OCI)	2.2%	5.5%	10.3%	13.9%	15.1%
Net unrealized capital gains (losses)	-0.2%	-0.2%	0.0%	-0.8%	-1.1%
Foreign currency translation	0.1%	0.2%	0.2%	0.1%	0.0%
Net income ROE (including OCI)	2.1%	5.5%	10.5%	13.2%	14.0%

* For more detail on non-recurring items, please see accompanying 2002 Financial Report, "Use of Non-GAAP Financial Measures and Reconciliations to U.S. GAAP."

** Pro forma 360.8 million weighted average diluted shares outstanding is used for periods ending prior to December 31, 2001.

*** OCI or Other Comprehensive Income consists of two items—net unrealized gains (losses) on available for sale securities and net foreign currency translations adjustment.

board of directors

Principal Financial Group, Inc.
Principal Life Insurance Company



Front to back

First row, left to right: Federico F. Peña, Victor H. Loewenstein, Betsy J. Bernard, Gary E. Costley
Second Row: Richard L. Keyser, Elizabeth E. Tallett, Sandra L. Helton, David J. Drury, C. Daniel Gelatt, Jr.
Third Row: Donald M. Stewart, Charles S. Johnson, William T. Kerr, J. Barry Griswell
Not shown: Jocelyn-Carter Miller

Betsy J. Bernard
President
AT&T

Jocelyn Carter-Miller
Executive Vice President and
Chief Marketing Officer
Office Depot, Inc.

Gary E. Costley
Chairman and Chief
Executive Officer
Multifoods

David J. Drury
Retired Chairman
The Principal Financial Group

C. Daniel Gelatt, Jr.
President
NMT Corporation

J. Barry Griswell
Chairman, President and
Chief Executive Officer
The Principal Financial Group

Sandra L. Helton
Executive Vice
President and Chief Financial
Officer
Telephone and Data Systems, Inc.

Charles S. Johnson
Retired Executive Vice President
DuPont

William T. Kerr
Chairman and Chief Executive
Officer
Meredith Corporation

Richard L. Keyser
Chairman and Chief
Executive Officer
W.W. Grainger, Inc.

Victor H. Loewenstein
Senior Director
Egon Zehnder International

Federico F. Peña
Managing Director
Vestar Capital Partners

Donald M. Stewart
President and Chief Executive
Officer
The Chicago
Community Trust

Elizabeth E. Tallett
President and Chief Executive
Officer
Dioscor Inc.

senior management

The Principal Financial Group
January 2003



J. Barry Griswell
Chairman, President and Chief Executive Officer



John E. Aschenbrenner
Executive Vice President



Michael T. Daley
Executive Vice President



Michael H. Gersie
Executive Vice President and Chief Financial Officer



James P. McCaughan
Executive Vice President



Larry D. Zimpleman
Executive Vice President



Paul F. Bognanno
Senior Vice President



Gary M. Cain
Senior Vice President



C. Robert Duncan
Senior Vice President



Ralph C. Eucher
Senior Vice President



Thomas J. Graf
Senior Vice President



Joyce N. Hoffman
Senior Vice President and Corporate Secretary



Daniel J. Houston
Senior Vice President



Ellen Z. Lamale
Senior Vice President and Chief Actuary



Julia M. Lawler
Senior Vice President



Mary A. O'Keefe
Senior Vice President



Gary P. Scholten
Senior Vice President



Karen E. Shaff
Senior Vice President and General Counsel



Robert A. Slepicka
Senior Vice President



Norman R. Sorensen
Senior Vice President

operating companies of the Principal Financial Group

U.S. ASSET MANAGEMENT & ACCUMULATION

BCI Group, LLC
Principal Bank
Principal Real Estate Investors, LLC
Principal Commercial Acceptance, LLC
Principal Commercial Funding, LLC
Principal Development Investors, L.L.C.
Principal Enterprise Capital, LLC
Principal Financial Advisors, Inc.
Principal Global Investors, LLC
Principal Life Insurance Company
Principal Management Corporation
Principal Net Lease Investors, L.L.C.
Princor Financial Services Corporation
Professional Pensions, Inc.
Spectrum Asset Management, Inc.
Trustar Retirement Services

INTERNATIONAL ASSET MANAGEMENT & ACCUMULATION

Argentina
Principal Life Compañía de Seguros, S.A.
Principal Retiro Compañía de Seguros de Retiro, S. A

Australia
Principal Capital Global Investors Limited
Principal Global Investors (Australia) Limited
Principal Hotel Limited
Principal Real Estate Investors (Australia) Limited
Principal Tactical Asset Management Pty Limited

Brazil
BrasilPrev Seguros e Previdência S.A.

Chile
Principal Compañía de Seguros de Vida Chile S.A.
Andueza & Principal Créditos Hipotecarios S.A.
Principal Tanner Administradora General de Fondos S.A.

Europe
Principal Global Investors (Europe) Limited
Principal Global Investors (Ireland) Limited

Hong Kong
Principal Asset Management Company (Asia) Limited
Principal Insurance Company (Hong Kong) Limited
Principal Trust Company (Asia) Limited
Principal Global Investors (Asia) Limited

India
IDBI-PRINCIPAL Asset Management Company Ltd.
IDBI-PRINCIPAL Trustee Company Limited

Japan
ING /Principal Pensions Co. LTD

Mexico
Principal México Compañía de Seguros, S.A. de C.V.
Principal Pensiones, S.A. de C.V.
Principal Afore, S.A. de C.V.
Principal Siefore, S.A. de C.V.

Singapore
Principal Global Investors (Singapore) Limited

LIFE & HEALTH INSURANCE

Principal Life Insurance Company
Dental-Net, Inc.
Employers Dental Services, Inc.
Executive Benefit Services, Inc.
HealthRisk Resource Group, Inc.
Preferred Product Network, Inc.

MORTGAGE BANKING

Principal Residential Mortgage, Inc.
Principal Wholesale Mortgage, Inc.

a family of mutual funds organized by Principal Life Insurance Company

RETAIL FUNDS

Principal Balanced Fund, Inc.
Principal Bond Fund, Inc.
Principal Capital Value Fund, Inc.
Principal Cash Management Fund, Inc.
Principal Government Securities Income Fund, Inc.
Principal Growth Fund, Inc.
Principal International Emerging Markets Fund, Inc.
Principal International Fund, Inc.
Principal International SmallCap Fund, Inc.
Principal LargeCap Stock Index Fund, Inc.
Principal Limited Term Bond Fund, Inc.
Principal MidCap Fund, Inc.
Principal Partners Blue Chip Fund, Inc.
Principal Partners Equity Growth Fund, Inc.
Principal Partners LargeCap Blend Fund, Inc.
Principal Partners LargeCap Value Fund, Inc.
Principal Partners MidCap Growth Fund, Inc.
Principal Partners SmallCap Growth Fund, Inc.
Principal Real Estate Fund, Inc.
Principal SmallCap Fund, Inc.
Principal Tax-Exempt Bond Fund, Inc.
Principal Utilities Fund, Inc.

All retail funds are available in two share classes - each class featuring its own fee and sales charge structure.

INSTITUTIONAL FUNDS

Principal Investors Fund, Inc.
Principal Variable Contracts Fund, Inc.*

* Available only to fund investment options in certain variable annuity and variable life insurance contracts issued by Principal Life Insurance Company.

Mutual funds and variable contracts are distributed by Princor Financial Services Corporation, a member of the Principal Financial Group. Des Moines, Iowa 50392-0200. Phone 1-800-247-4123.

The contents of this publication are for general information only and are not intended to solicit the purchase of products from companies of the Principal Financial Group.

PFG
LISTED
NYSE

IMSA

Principal Life Insurance Company is a proud member of the Insurance Marketplace Standards Association, which reflects our dedication to high ethical marketplace standards for the sale and service of individually sold life insurance and annuities.

Printed with soy-based inks on recycled paper with 10% post-consumer waste

The Principal Financial Group

Corporate Headquarters
711 High Street
Des Moines, Iowa 50392-0001
1-800-986-EDGE (3343)

The Principal Financial Group on the World Wide Web
The Principal home page, at www.principal.com, is your source for a vast array of information including company news releases, investment and savings tools, and details on our product and service solutions. The investor relations portion of the site provides up-to-the-minute information for shareholders and the investment community including access to SEC filings, stock information, and credit ratings. It also includes new information of interest on the governance of Principal Financial Group, Inc., including:

- Corporate Governance Guidelines
- Board Committee Charters
- Director Independence Guidelines
- Summary of the Statement of Business Practices (Code of Conduct)

Shareholder Information
Exchange: New York Stock Exchange
Listed Security: PFG Common Stock

Contact Investor Relations
If you have a question for Investor Relations, please contact us as follows:
Investor Relations
The Principal Financial Group
711 High Street
S-006-E41
Des Moines, Iowa 50392-0420
Phone: 1-800-986-3343, Option 4
Fax: 515-235-1959
E-mail: investor-relations@principal.com

Annual Meeting
The Annual Meeting of Shareholders will convene at 9:00 a.m. local time, May 19, 2003 in the Auditorium at the corporate headquarters of Principal Financial Group, Inc.,
711 High Street, Des Moines, Iowa, 50392.

Transfer Agent
Principal Financial Group, Inc. shareholder inquiries should be addressed to our transfer agent, Mellon Investor Services, who can help with a variety of shareholder related services, including:

- Address changes
- Replacement of lost stock certificates
- Transfer of stock to another person
- Account statements
- Account balance inquiries
- Account profile
- Certificate history
- Issue certificates
- Shareholder dividend inquiries
- Sell shares

You can call or write to the transfer agent at:
Principal Financial Group, Inc.
Shareholder Services
c/o Mellon Investor Services
85 Challenger Road
Ridgefield Park, New Jersey 07660
Phone: 1-866-781-1368
TDD for Hearing Impaired: 1-800-231-5469
E-mail: shrrelations@melloninvestor.com

Registered shareholders can also access information about their Principal Financial Group, Inc. stock accounts via the internet using the Mellon Investor Services Investor ServiceDirect web site at www.melloninvestor.com. The Principal does not maintain or provide information directly to this site, makes no representations or warranties with respect to the information contained therein, and takes no responsibility for supplementing, correcting or updating any such information.

Principal Financial Group

straight talk

PRINCIPAL FINANCIAL GROUP, INC.
2002 FINANCIAL REPORT

Principal Financial Group

annual report presentation

To enhance readability, we are presenting our annual report in two parts: this section,
"2002 Financial Report" provides detailed financial information including management's discussion and analysis, report of independent auditors, consolidated financial statements and notes. It is printed on thinner paper, making it less bulky and reducing costs. The first section, "2002 Annual Report" provides a company overview and financial highlights.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including the Management's Discussion and Analysis of Financial Condition and Results of Operations, contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to trends in operations and financial results and the business and the products of the Registrant and its subsidiaries, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Company. Such forward-looking statements are not guarantees of future performance.

Actual results may differ materially from those included in the forward-looking statements as a result of risks and uncertainties including, but not limited to the following: (1) a decline or increased volatility in the securities markets could result in investors withdrawing from the markets or decreasing their rates of investment, either of which could reduce our net income, revenues and assets under management; (2) our investment portfolio is subject to several risks which may diminish the value of our invested assets and affect our sales, profitability and the investment returns credited to our customers; (3) competition from companies that may have greater financial resources, broader arrays of products, higher ratings and stronger financial performance may impair our ability to retain existing customers, attract new customers and maintain our profitability; (4) a downgrade in Principal Life Insurance Company's ("Principal Life") financial strength ratings may increase policy surrenders and withdrawals, reduce new sales and terminate relationships with distributors and cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or creation of additional financial obligations; (5) our efforts to reduce the impact of interest rate changes on our profitability and surplus may not be effective; (6) if we are unable to attract and retain sales representatives and develop new distribution sources, sales of our products and services may be reduced; (7) our international businesses face political, legal, operational and other risks that could reduce our profitability in those businesses; (8) our reserves established for future policy benefits and claims may prove inadequate, requiring us to increase liabilities; (9) our ability to pay stockholder dividends and meet our obligations may be constrained by the limitations on dividends Iowa insurance laws impose on Principal Life; (10) we may need to fund deficiencies in our closed block ("Closed Block") assets which benefit only the holders of Closed Block policies; (11) changes in regulations or accounting standards may reduce our profitability; (12) litigation and regulatory investigations may harm our financial strength and reduce our profitability; (13) fluctuations in foreign currency exchange rates could reduce our profitability; (14) a challenge to the Insurance Commissioner of the State of Iowa's approval of the plan of conversion could put the terms of our demutualization in question and reduce the market price of our common stock; (15) applicable laws and our stockholder rights plan, certificate of incorporation and by-laws may discourage takeovers and business combinations that our stockholders might consider in their best interests; (16) a downgrade in our debt ratings may adversely affect our ability to secure funds and cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or creation of additional financial obligations.

NOTE CONCERNING THE USE OF NON-GAAP FINANCIAL MEASURES

We use a number of non-GAAP financial measures that management believes are important in understanding and evaluating the normal, recurring operations of our businesses. Non-GAAP financial measures included in this financial report include: operating earnings; operating revenues; operating return on average equity excluding other comprehensive income; stockholders' equity excluding other comprehensive income; impact of fluctuations in foreign currency to U.S. dollar exchange rates; and premium and premium equivalents. While such measures are also consistent with metrics utilized by the investment community to evaluate performance, they are not a substitute for U.S. GAAP financial measures. Therefore, we have provided reconciliations of the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, see "Use of Non-GAAP Financial Measures and Reconciliations to U.S. GAAP."

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock began trading on the New York Stock Exchange ("NYSE") under the symbol "PFG" on October 23, 2001. Prior to such date, there was no established public trading market for our common stock. On February 28, 2003, there were approximately 586,944 stockholders of record of our common stock.

The following table presents the high and low prices for our common stock on the NYSE for the periods indicated and the dividends declared per share during such periods.

	High	Low	Dividends
2002			
First Quarter	**$27.05**	**$22.00**	**—**
Second Quarter	**$31.50**	**$25.00**	**—**
Third Quarter	**$30.70**	**$25.15**	**—**
Fourth Quarter	**$31.49**	**$22.50**	**$0.25**
2001			
For the period from October 23, 2001 through December 31, 2001	$24.75	$20.40	—

We declared an annual cash dividend of $0.25 per common share on October 25, 2002, and paid such dividend on December 9, 2002, to shareholders of record on the close of business on November 8, 2002. Future dividend decisions will be based on and affected by a number of factors, including our operating results and financial requirements and the impact of regulatory restrictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for a discussion of regulatory restrictions on Principal Life's ability to pay us dividends.

Selected Financial Data

The following table sets forth certain selected historical consolidated financial information of Principal Financial Group, Inc. We derived the consolidated financial information for each of the years ended December 31, 2002, 2001 and 2000 and as of December 31, 2002 and 2001 from our audited consolidated financial statements and notes to the financial statements included in this Financial Report. We derived the consolidated financial information for the year ended December 31, 1999 and 1998 and as of December 31, 2000, 1999 and 1998 from our audited consolidated financial statements not included in this Financial Report. The following summary of consolidated financial information has been prepared in accordance with U.S. GAAP.

The following is a summary of financial information. In order to fully understand our consolidated financial information, you should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the notes to the financial statements included in this Financial Report. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

	As of or for the year ended December 31,				
	2002(2)	2001(2)	2000(2)	1999(2)	1998(2)
	($ in millions, except per share data)				
Income Statement Data(1):					
Revenues:					
Premiums and other considerations	**$3,881.8**	$4,122.3	$3,996.4	$3,937.6	$3,818.4
Fees and other revenues	**1,990.8**	1,600.7	1,300.6	1,191.8	978.8
Net investment income	**3,304.7**	3,383.6	3,157.6	3,055.3	2,933.9
Net realized/unrealized capital gains (losses)	**(354.8)**	(514.0)	139.6	404.5	465.8
Total revenues	**$8,822.5**	$8,592.6	$8,594.2	$8,589.2	$8,196.9
Income from continuing operations, net of related income taxes	**$ 619.9**	$ 380.7	$ 611.7	$ 745.2	$ 693.0
Income (loss) from discontinued operations, net of related income taxes(3)	**(196.7)**	(11.2)	8.5	(3.1)	—
Income before cumulative effect of accounting changes	**423.2**	369.5	620.2	742.1	693.0
Cumulative effect of accounting changes, net of related income taxes(4)	**(280.9)**	(10.7)	—	—	—
Net income	**$ 142.3**	$ 358.8	$ 620.2	$ 742.1	$ 693.0
Earnings per Share Data(5):					
Income from continuing operations per share:					
Basic	**$ 1.77**	$ 1.05	N/A	N/A	N/A
Diluted	**$ 1.77**	$ 1.05	N/A	N/A	N/A
Net income per share:					
Basic	**$ 0.41**	$ 0.99	N/A	N/A	N/A
Diluted	**$ 0.41**	$ 0.99	N/A	N/A	N/A
Common shares outstanding at year-end (in millions)	**334.4**	360.1	N/A	N/A	N/A
Weighted-average common shares outstanding for the year (in millions)	**350.2**	362.4	N/A	N/A	N/A
Weighted-average common shares and potential common shares outstanding for the year for computation of diluted earnings per share (in millions)	**350.7**	362.4	N/A	N/A	N/A
Cash dividends per share	**$ 0.25**	N/A	N/A	N/A	N/A

	As of or for the year ended December 31,				
	2002(2)	2001(2)	2000(2)	1999(2)	1998(2)
	($ in millions, except per share data)				
Balance Sheet Data(1):					
Total assets	**$89,861.3**	$88,350.5	$84,404.9	$83,953.2	$74,046.7
Long-term debt	**$ 1,332.5**	$ 1,378.4	$ 1,336.5	$ 1,492.9	$ 670.9
Common stock(6)	**$ 3.8**	$ 3.8	$ —	$ —	$ —
Additional paid-in capital(7)	**7,106.3**	7,072.5	—	—	—
Retained earnings (deficit)(8)	**29.4**	(29.1)	6,312.5	5,692.3	4,950.2
Accumulated other comprehensive income (loss)	**635.8**	147.5	(60.0)	(139.4)	717.0
Treasury stock, at cost	**(1,118.1)**	(374.4)	—	—	—
Total stockholders' equity	**$ 6,657.2**	$ 6,820.3	$ 6,252.5	$ 5,552.9	$ 5,667.2
Other Supplemental Data:					
Net income	**$ 142.3**	$ 358.8	$ 620.2	$ 742.1	$ 693.0
Less:					
Net realized/unrealized capital gains (losses), as adjusted(9)	**(243.9)**	(321.0)	93.0	265.2	320.7
Non-recurring items(10)	**(363.2)**	(42.3)	(92.5)	(3.1)	104.8
Operating earnings	**$ 749.4**	$ 722.1	$ 619.7	$ 480.0	$ 267.5
Operating return on average equity(11)	**11.8%**	10.9%	10.5%	8.9%	5.8%
Total return on average equity(12)	**2.2%**	5.5%	10.3%	13.9%	15.1%
Assets under management ($ in billions)	**$ 111.1**	$ 120.2	$ 117.5	$ 116.6	$ 80.4
Number of employees (actual)	**15,038**	17,138	17,473	17,129	15,970

(1) We have reclassified periods prior to December 31, 2002, to conform to the presentation for that period.

(2) For a discussion of items materially affecting the comparability of 2002, 2001, and 2000, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Transactions Affecting Comparability of Results of Operations and Demutualization and Initial Public Offering."

Our consolidated financial information for 1999 and 1998 was affected by the following transactions that affect year-to-year comparability:

- On February 1, 2002, we sold our remaining stake of 15.1 million shares of Coventry Health Care, We accounted for our investment in Coventry using the equity method prior to its sale. Our share of Coventry's net income was $2.1 million, $20.2 million, $20.6 million and $19.1 million for the years ended December 31, 2002, 2001, 2000, and 1999, respectively. Our share of Coventry's net loss was $9.8 million for the year ended December 31, 1998.

(3) On October 31, 2002, we sold substantially all of BT Financial Group to Westpac Banking Corporation. BT Financial Group is accounted for as a discontinued operation and therefore, the results of operations (excluding corporate overhead) and cash flows have been removed from our income from continuing operations for all periods presented.

(4) See "Notes to Consolidated Financial Statements, Note 1, Nature of Operations and Significant Accounting Policies" for a description of recent accounting changes.

(5) Earnings per share information for 2001 represents unaudited pro forma earnings per common share for the year ended December 31, 2001. For purposes of calculating pro forma per diluted share information, weighted-average shares outstanding were used. For the period January 1, 2001 through October 25, 2001, we estimated 360.8 million common shares were outstanding. This consists of 260.8 million shares issued to eligible policyholders in our demutualization and the 100.0 million shares issued in our initial public offering ("IPO") which closed on October 26, 2001. For the period October 26, 2001 through December 31, 2001, actual shares outstanding were used in the weighted-average share calculation.

(6) During 2001, we issued 260.8 million shares of common stock as compensation in the demutualization, 100.0 million shares of common stock in our IPO and 15.0 million shares of common stock as a result of the exercise of over-allotment options granted to underwriters in the IPO. All shares issued have a $0.01 per share par value.

(7) As of December 31, 2001, represents: a) additional paid-in capital from the demutualization resulting from the reclassification of residual retained earnings of Principal Mutual Holding Company, net of common stock issued ($5,047.7 million); b) net proceeds, net of common stock issued, from the sale of 100.0 million shares of common stock in our IPO ($1,752.9 million); c) net proceeds, net of common stock issued, from the exercise of over-allotment options granted to underwriters in the IPO ($265.2 million); and d) common stock issued and held in a rabbi trust ($6.7 million).

(8) As of December 31, 2001, represents a $29.1 million net loss for the period October 26, 2001 through December 31, 2001. Retained earnings as of October 26, 2001, were reclassified to additional paid-in capital as a result of our demutualization.

(9) Net realized/unrealized capital gains (losses), as adjusted, are net of income tax, related changes in the amortization pattern of deferred policy acquisition costs, recognition of front-end fee revenues for sales charges on pension products and services, net realized capital gains distributed to customers and certain market value adjustments to fee revenues. Deferred policy acquisition costs represent commissions and other selling expenses that vary with and are directly related to the production of business. These acquisition costs are deferred and amortized in conformity with U.S. GAAP.

(10) For a discussion of non-recurring items materially affecting the comparability of 2002, 2001, and 2000, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations by Segment."

For the year ended December 31, 1999, we excluded $3.1 million of non-recurring items, net of income taxes, from net income for our presentation of operating earnings. The non-recurring items included the negative effects of the loss from discontinued operations of BT Financial Group.

For the year ended December 31, 1998, we excluded $104.8 million of non-recurring items, net of income taxes, from net income for our presentation of operating earnings. The non-recurring items included: (a) the positive effects of (i) Principal Life's release of tax reserves and related accrued interest ($164.4 million) and (ii) accounting changes by our international operations ($13.3 million); and (b) the negative effects of (i) a contribution related to permanent endowment of the Principal Financial Group Foundation ($45.5 million) and (ii) expenses and adjustments for changes in amortization assumptions for deferred policy acquisition costs related to our corporate structure change to a mutual insurance holding company ($27.4 million).

(11) We define operating return on average equity as operating earnings divided by average total equity, excluding accumulated other comprehensive income. We have excluded accumulated other comprehensive income due to its volatility between periods and because such data is often excluded when evaluating the overall financial performance of insurers. Operating return on average equity should not be considered a substitute for any U.S. GAAP measure of performance.

(12) We define total return on average equity as net income divided by average total equity, excluding accumulated other comprehensive income. We have excluded accumulated other comprehensive income due to its volatility between periods and because such data is often excluded when evaluating the overall financial performance of insurers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following analysis discusses our financial condition as of December 31, 2002, compared with December 31, 2001, and our consolidated results of operations for the years ended December 31, 2002, 2001 and 2000, and, where appropriate, factors that may affect our future financial performance. The discussion should be read in conjunction with our audited consolidated financial statements and the related notes to the financial statements and the other financial information included elsewhere in this Financial Report.

Overview

We are a leading provider of retirement savings, investment and insurance products and services. We have four operating segments:

- U.S. Asset Management and Accumulation, which consists of our asset accumulation operations which provide products and services, including retirement savings and related investment products and services, and our asset management operations conducted through Principal Global Investors, formerly known as Principal Capital Management. We provide a comprehensive portfolio of asset accumulation products and services to businesses and individuals in the U.S., with a concentration on small and medium-sized businesses, which we define as businesses with fewer than 1,000 employees. We offer to businesses products and services for defined contribution pension plans, including 401(k) and 403(b) plans, defined benefit pension plans and non-qualified executive benefit plans. We also offer annuities, mutual funds and bank products and services to the employees of our business customers and other individuals.

- International Asset Management and Accumulation, which consists of Principal International, offers retirement products and services, annuities, long-term mutual funds and life insurance through subsidiaries in Argentina, Chile, Mexico and Hong Kong and joint ventures in Brazil, Japan, India and Malaysia. Prior to October 31, 2002, the operating segment included BT Financial Group, an Australia based asset manager. We sold substantially all of BT Financial Group, effective October 31, 2002. See "Transactions Affecting Comparability of Results of Operations."

- Life and Health Insurance, which provides life insurance, health insurance as well as disability insurance throughout the U.S. Our life insurance products include universal and variable universal life, traditional life, and group life. Our health insurance products include medical insurance, dental and vision insurance, and administrative services. Our disability insurance products include individual and group disability insurance.

- Mortgage Banking, which engages in originating, purchasing, selling and servicing residential mortgage loans in the U.S.

We also have a Corporate and Other segment which consists of the assets and activities that have not been allocated to any other segment.

Profitability

Our profitability depends in large part upon our:

- amount of assets under management;

- spreads we earn on our policyholders' general account balances;

- ability to generate fee revenues greater than the amount it costs us to administer pension products, manage investments for retail and institutional clients and provide other administrative services;

- ability to price our life and health insurance products at a level that enables us to earn a margin over the cost of providing benefits and the expense of acquiring and administering those products, which is primarily a function of competitive conditions, persistency, our ability to assess and manage trends in mortality and morbidity experience, our ability to generate investment earnings and our ability to maintain expenses in accordance with pricing assumptions;

- ability to effectively monitor and price residential mortgage loans we originate, purchase, and sell and to manage the expenses we incur in servicing residential mortgage loans;
- ability to effectively hedge the effect of interest rate changes on our residential mortgage servicing rights;
- ability to manage our investment portfolio to maximize investment returns and minimize risks such as interest rate changes or defaults or impairments of invested assets;
- ability to effectively hedge fluctuations in foreign currency to U.S. dollar exchange rates; and
- ability to manage our operating expenses.

Critical Accounting Policies

The increasing complexity of the business environment and applicable authoritative accounting guidance requires us to closely monitor our accounting policies. We have identified three critical accounting policies that are complex and require significant judgment. A summary of our critical accounting policies is intended to enhance the reader's ability to assess our financial condition and results of operations and the potential volatility due to changes in estimates and changes in guidance.

Valuation of Invested Assets

Valuation Policies. We classify our investments into one of three categories: held-to-maturity, available-for-sale or trading. We determine the appropriate classification of fixed maturity securities at the time of purchase. Fixed maturity securities include bonds, mortgage-backed securities and redeemable preferred stock. We classify our fixed maturity securities as either available-for-sale or trading and, accordingly, carry them at fair value. Unrealized gains and losses related to available-for-sale securities are reflected in stockholders' equity net of related deferred policy acquisition costs and applicable taxes. Unrealized gains and losses related to trading securities are reflected in net income as net realized/unrealized capital gains (losses). The cost of fixed maturity securities is adjusted for amortization of premiums and accrual of discounts, both computed using the interest method. The cost of fixed maturity securities is adjusted for declines in value that are other than temporary. Impairments in value deemed to be other than temporary are reported in net income as a component of net realized/unrealized capital gains (losses). For loan-backed and structured securities, we recognize income using a constant effective yield based on currently anticipated prepayments as determined by broker-dealer surveys or internal estimates and the estimated lives of the securities.

Equity securities include mutual funds, common stock and non-redeemable preferred stock. The cost of equity securities is adjusted for declines in value that are other than temporary. Impairments in value deemed to be other than temporary are reported in net income as a component of net realized/unrealized capital gains (losses). Equity securities are classified as available-for-sale and, accordingly, are carried at fair value. Unrealized gains and losses related to available-for-sale securities are reflected in stockholders' equity net of related deferred policy acquisition costs and applicable taxes.

Real estate investments are reported at cost less accumulated depreciation. The initial cost bases of properties acquired through loan foreclosures are the lower of the fair market values of the properties at the time of foreclosure or the outstanding loan balance. Buildings and land improvements are generally depreciated on the straight-line method over the estimated useful life of improvements, and tenant improvement costs are depreciated on the straight-line method over the term of the related lease. We recognize impairment losses for our properties when indicators of impairment are present and a property's expected undiscounted cash flows are not sufficient to recover the property's carrying value. In such cases, the cost bases of the properties are reduced to fair value. Real estate expected to be disposed is carried at the lower of cost or fair value, less cost to sell, with valuation allowances established accordingly and depreciation no longer recognized. Any impairment losses and any changes in valuation allowances are reported in net income as net realized/unrealized capital gains (losses).

Commercial and residential mortgage loans are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method, and net of valuation allowances. Residential mortgage loans held for sale and commercial mortgage loans held for sale are carried at lower of cost or fair value, less cost to sell, and reported as mortgage loans in the statements of financial position.

Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to contractual terms of the loan agreement. When we determine that a loan is impaired, a provision for loss is established for the difference between the carrying amount of the mortgage loan and the estimated value. Estimated value is based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or fair value of the collateral. The provision for losses is reported as a net realized/unrealized capital loss on our consolidated statements of operations. Mortgage loans deemed to be uncollectible are charged against the allowance for losses, and subsequent recoveries are credited to the allowance for losses. The allowance for losses is maintained at a level believed adequate by us to absorb estimated probable credit losses. Our periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. The evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may change.

We sell commercial mortgage loans to an unconsolidated qualified special purpose entity which then issues mortgage-backed securities. We may retain immaterial interests in the loans by purchasing portions of the securities from the issuance. Gain or loss on the sales of the mortgages is reported as fees and other revenues and depends in part on the previous carrying amounts of the financial assets involved in the transfer, which is allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Fair values are determined by quoted market prices of external buyers of each class of security purchased. The retained interests are thereafter carried at fair value with other fixed maturity investments and classified as available-for-sale.

We also sell residential mortgage loans and retain servicing rights which are retained interests in the sold loans. Gain or loss on the sales of the loans is reported as fees and other revenues and depends in part on the previous carrying amounts of the loans sold and the interests retained based on their relative fair values at the date of the transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests, so we estimate fair value based on the present value of the future expected cash flows using our best estimates of assumptions we believe market participants would use to value such interests.

Corporate private placement bonds represent a primary area of credit risk exposure. The corporate private placement bond portfolio is diversified by issuer and industry. We monitor the restrictive bond covenants which are intended to regulate the activities of issuers and control their leveraging capabilities.

Valuation Models and Assumptions. Since many of the fixed maturity securities that we invest in are private market assets, there are not readily available market quotes available to determine the fair market value of these assets. These assets are valued by discounting future cash flows. The discount rate is based on a Treasury curve sourced from Bloomberg, credit spreads provided by Capital Management Sciences, and a liquidity-spread add-on determined by us. The spreads used are unique by credit rating for each asset. We also determine the credit ratings used in the process.

We must also determine the fair value of our non-exchange traded derivative contracts. Many of these values are calculated via models built in Bloomberg and are validated by confirmations with the counterparties and our valuation model.

Assumptions including prepayment speeds, defaults, and losses are used in the assessment of both the base case and subsequent testing of yields and valuations of asset-backed securities and commercial mortgage backed securities.

The assessment of the other than temporary losses and write-downs of invested assets (private bonds, mortgages, and real estate) also involves significant judgment. Both the recognition of a triggering event (timing) and the market value of private assets involves subjective assessments by us. In addition, the determination of the calculation and the adequacy of the mortgage loan reserve are also subjective. Our assessment of the adequacy of this reserve is based on our past experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower's ability to repay, the estimated value of the underlying security, composition of the portfolio, and current economic conditions.

Insurance Reserves and Deferred Policy Acquisition Costs

Insurance reserves. Contractholder and policyholder liabilities (contractholder funds, future policy benefits and claims and other policyholder funds) include reserves for investment contracts and reserves for universal life, limited payment, participating and traditional life insurance policies. Investment contracts are contractholders' funds on deposit with us and generally include reserves for pension and annuity contracts. Reserves on investment contracts are equal to the cumulative deposits less any applicable charges plus credited interest.

Reserves for universal life insurance contracts are equal to cumulative premiums less charges plus credited interest which represents the account balances that accrue to the benefit of the policyholders. Reserves for non-participating term life insurance contracts are computed on a basis of assumed investment yield, mortality, morbidity and expenses, including a provision for adverse deviation, which generally varies by plan, year of issue and policy duration. Investment yield is based on our experience. Mortality, morbidity and withdrawal rate assumptions are based on our experience and are periodically reviewed against both industry standards and experience.

Reserves for participating life insurance contracts are based on the net level premium reserve for death and endowment policy benefits. This net level premium reserve is calculated based on dividend fund interest rate and mortality rates guaranteed in calculating the cash surrender values described in the contract.

The amount of dividends to policyholders is approved annually by Principal Life's board of directors. The amount of dividends to be paid to policyholders is determined after consideration of several factors including interest, mortality, morbidity and other expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Principal Life. At the end of the reporting period, Principal Life establishes a dividend liability for the pro-rata portion of the dividends expected to be paid on or before the next policy anniversary date.

Some of our policies and contracts require payment of fees in advance for services that will be rendered over the estimated lives of the policies and contracts. These payments are established as unearned revenue reserves upon receipt and included in other policyholder funds in the consolidated statements of financial position. These unearned revenue reserves are amortized to operations over the estimated lives of these policies and contracts in relation to the emergence of estimated gross profit margins.

The liability for unpaid accident and health claims is an estimate of the ultimate net cost of reported and unreported losses not yet settled. This liability is estimated using actuarial analyses and case basis evaluations. Although considerable variability is inherent in such estimates, we believe that the liability for unpaid claims is adequate. These estimates are continually reviewed and, as adjustments to this liability become necessary, such adjustments are reflected in current operations.

Reserves are liabilities representing estimates of the amounts that will come due, at some point in our future, to our contractholders. The methods of establishing reserves are prescribed by U.S. GAAP, allowing for some degree of managerial judgment. As a basis for making management decisions, we conduct studies of our experience: mortality, morbidity, investment and expense. We compare our results to that of the industry to ensure actuarial credibility. Once this information is gathered, following common industry practices, the reserves are set. Our reserve levels are reviewed throughout the year using internal analysis, the annual audit, and statutory asset adequacy analysis. To the extent experience indicates a potential redundancy/deficiency, reserves would be released/increased.

Deferred policy acquisition costs. Commissions and other costs (underwriting, issuance and agency expenses and first-year bonus interest) that vary with and are primarily related to the acquisition of new and renewal insurance policies and investment contract business are capitalized to the extent recoverable. Maintenance costs and acquisition costs that are not deferrable are charged to operations as incurred.

Deferred policy acquisition costs for universal life-type insurance contracts and participating life insurance policies and investment contracts are being amortized over the lives of the policies and contracts in relation to the emergence of estimated gross profit margins. This amortization is adjusted retrospectively when estimates of current or future gross profits and margins to be realized from a group of products and contracts are revised. The deferred policy acquisition costs of non-participating term life insurance policies are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policyholder liabilities.

Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. Deferred policy acquisition costs would be written off to the extent that it is determined that future policy premiums and investment income or gross profit margins would not be adequate to cover related losses and expenses.

Excluding non-participating term life insurance policies, the deferred policy acquisition cost asset is amortized in relation to the gross profits of the underlying policies, over the expected lifetime of these policies. At issue, the pattern of expected gross profits is established based on our expectation of future profit margins. These profit margins contain assumptions relating to mortality, morbidity, investment yield and expenses. As actual experience emerges, the profit margins may vary from those expected either in magnitude or timing. For our universal life and investment contracts, we are required by accounting practice to reflect the actual gross profits of the underlying policies. In addition, we are required to revise our assumptions regarding future experience as soon as the current assumptions become no longer actuarially credible. Both actions, reflecting actual experience and changing future estimates, can cause changes in the amount of the asset and the pattern of future amortization.

Mortgage Loan Servicing Rights

Mortgage loan servicing rights represent the cost of purchasing or originating the right to receive cash flows from servicing mortgage loans. Servicing rights are recorded at the time of sale of the underlying mortgage loans where the servicing is retained. The total cost of the mortgage loans, which includes the cost to acquire the servicing rights, is allocated to the mortgage loans and the servicing rights based on their relative fair values at the date of sale. Cost basis also includes adjustments resulting from the application of hedge accounting. Capitalized servicing rights are carried at the lower of cost or market value. The capitalized value is amortized in proportion to, and over the period of, estimated net servicing income.

Capitalized mortgage loan servicing rights are periodically assessed for impairment based on the estimated fair value of those rights. Fair values are estimated using estimates of discounted future net cash flows over the expected life using loan prepayment, discount rate, ancillary fee income and other economic factors we believe market participants would use to value such assets. For purposes of performing our impairment evaluation, we stratify the servicing portfolio on the basis of certain predominant risk characteristics, including loan type and note rate. To the extent that the carrying value of the servicing rights exceeds fair value for any stratum, a valuation allowance is established, which may be adjusted in the future as the value of the servicing rights increase or decrease. This valuation allowance is recognized in the consolidated statements of operations during the period in which impairment occurs.

We must exercise certain judgments and make estimates in the application of this policy. We have some discretion in determining interest rate assumptions to use in its estimates, but we are guided by the benchmark curve of LIBOR/Swap term structure, the volatility of interest rates derived from historical volatility in LIBOR/Swap rates, and the addition of mortgage spread to the modeled 10-year swap rate to derive the mortgage refinancing rate.

We develop prepayment models internally by examining the historical prepayment experience of our portfolio, given the historical interest rate environment. Servicing cost assumptions are derived from budgeted costs, interest differential, and foreclosure losses based on historical evidence, and amortization based on expected non-discounted cash flows. Servicing revenue assumptions are derived from historical experience and include principal and interest float, escrow float, prepayment float, late charges collected, and ancillary income.

Transactions Affecting Comparability of Results of Operations

Acquisitions

We acquired the following businesses, among others, during the past three years:

AFORE Tepeyac S.A. de C.V. On November 8, 2002, we signed an agreement to acquire AFORE Tepeyac S.A. de C.V. in Mexico from Mapfre American Vida, Caja Madrid and Mapfre Tepeyac for MX$590.0 million Mexican Pesos ("MX$") (approximately U.S. $58.0 million). We expect this transaction to be completed in the first half of 2003 when the operations will be integrated into Principal International, Inc., as a part of our International Asset Management and Accumulation segment.

Zurich AFORE S.A. de C.V. On May 31, 2002, we purchased a 100% ownership of Zurich AFORE S.A. de C.V. ("Zurich AFORE") in Mexico from Zurich Financial Services for MX$480.5 million (approximately U.S. $49.0 million). The operations of Zurich AFORE have been integrated into Principal International, Inc., as a part of our International Asset Management and Accumulation segment.

Spectrum Asset Management. On October 1, 2001, Spectrum Asset Management ("Spectrum") became an affiliate of Principal Global Investors. The acquisition was accounted for using the purchase method and the results of operations of the acquired business have been included in our financial statements from the date of acquisition. In October 2002, we purchased the remaining 20% of Spectrum. We included revenues of $5.9 million and $0.8 million for the years ended December 31, 2002 and 2001, respectively, in our consolidated results of operations.

Dispositions

We entered into disposition agreements or disposed of the following businesses, among others, during the past three years:

BT Financial Group. On October 31, 2002, we sold substantially all of BT Financial Group to Westpac Banking Corporation ("Westpac") for proceeds of A$900.0 million Australian dollars ("A$") (U.S. $499.4 million), and future contingent proceeds in 2004 of up to A$150.0 million (approximately U.S. $80.0 million). The contingent proceeds will be based on Westpac's future success in growing retail funds under management.

Excluding contingent proceeds, our estimated after-tax proceeds from the sale are expected to be approximately U.S. $938.4 million. This amount includes cash proceeds, expected tax benefits, and gain from unwinding the hedged asset associated with debt used to acquire BT Financial Group in 1999. We have accrued for an estimated after-tax loss on disposal of $208.7 million as of December 31, 2002. This loss is recorded in the loss from discontinued operations in the consolidated statement of operations. Future adjustments to the estimated loss are expected to be recorded through the first half of 2003, as the proceeds from the sale are finalized.

BT Financial Group is accounted for as a discontinued operation and therefore, the results of operations (excluding corporate overhead) and cash flows have been removed from our results of continuing operations for all periods presented. Corporate overhead allocated to BT Financial Group does not qualify for discontinued operations treatment under SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* and therefore is still included in the our results of continuing operations. Assets and liabilities related to BT Financial Group have been reclassified to assets of discontinued operations and liabilities of discontinued operations on our consolidated statements of financial position for all periods presented.

Additionally, the results of operations (excluding corporate overhead) for BT Financial Group are reported as non-recurring items in our International Asset Management and Accumulation segment. Selected financial information for the discontinued operations is as follows:

	For the year ended December 31,		
	2002	2001	2000
	(in millions, except as indicated)		
Total assets under management ($ in billions)	$ —	$ 21.6	$ 25.4
Total revenues	$ 139.7	$220.9	$285.5
Loss from continuing operations (corporate overhead)	$ (2.6)	$ (3.6)	$ (2.0)
Income (loss) from discontinued operations:			
Income (loss) before income taxes	17.7	(15.6)	20.2
Income taxes (benefits)	5.7	(4.4)	11.7
Income (loss) from discontinued operations	12.0	(11.2)	8.5
Income (loss) on disposal, net of related income taxes	(208.7)	—	—
Income (loss) from discontinued operations, net of related income taxes	(196.7)	(11.2)	8.5
Cumulative effect of accounting change, net of related income taxes	(255.4)	—	—
Net income (loss)	$(454.7)	$(14.8)	$ 6.5

Coventry Health Care. On February 1, 2002, we sold our remaining stake of 15.1 million shares of Coventry Health Care, Inc. ("Coventry") common stock and a warrant, exercisable for 3.1 million shares of Coventry common stock. We received proceeds of $325.4 million, resulting in a net realized capital gain of $183.0 million, or $114.5 million net of income taxes.

We reported our investment in Coventry in our Corporate and Other segment and accounted for it using the equity method prior to its sale. Our share of Coventry's net income was $2.1 million, $20.2 million and $20.6 million for the years ended December 31, 2002, 2001 and 2000, respectively.

PT Asuransi Jiwa Principal Indonesia. On September 25, 2001, we disposed of all the stock of PT Asuransi Jiwa Principal Indonesia, our subsidiary in Indonesia. We currently have no business operations in Indonesia. We received nominal proceeds, which resulted in a realized capital loss of $6.7 million. We included nominal revenues and net loss from our operations in Indonesia in our consolidated results of operations for the years ended December 31, 2001 and 2000.

Principal International España, S.A. de Seguros de Vida. On February 15, 2001, we disposed of all of the stock of Principal International España, S.A. de Seguros de Vida, our subsidiary in Spain, for nominal proceeds, resulting in a realized capital loss of $38.4 million, or $21.0 million net of income tax, ceasing our business operations in Spain.

We did not include revenues or net income from our operations in Spain in our consolidated results of operations for the years ended December 31, 2002 and 2001, respectively. We included revenues of $49.4 million and net loss of $1.2 million from our operations in Spain in our consolidated results of operations for the year ended December 31, 2000.

Other Transactions

Sale of Retail Mortgage Lending Branch Offices. On January 29, 2003, Principal Residential Mortgage, Inc. ("Principal Residential Mortgage"), announced the decision to focus its retail consumer loan origination business within its Mortgage Direct operation, which originates loans across the nation via phone and online. The company will also continue to concentrate on growing its Correspondent Lending, Wholesale and Servicing businesses.

On February 5, 2003, Principal Residential Mortgage announced it had signed a definitive agreement to sell the retail mortgage lending branches to American Home Mortgage, Inc. ("American Home Mortgage"), an independent retail mortgage banking company. American Home Mortgage will pay Principal Residential Mortgage a guaranteed profit margin on its current application pipeline, purchase the assets of the branch network and assume related liabilities. The sale is expected to close in the first quarter of 2003, pending regulatory approvals and other normal closing conditions.

KeyCorp. On June 12, 2002, we announced we had entered into an agreement with KeyCorp (through affiliates Victory Capital Management and KeyBank National Association) to offer transition of servicing of KeyCorp's 1,400 employer defined contribution clients with up to $8.0 billion in assets under management. KeyCorp transitioned out of the bundled defined contribution business and will recommend our servicing to its full-service defined contribution clients nationwide.

Medicare Supplement Reinsurance Transaction. Effective July 1, 2000, we entered into a reinsurance agreement with General & Cologne Life Re of America to reinsure 100% of our Medicare supplement insurance business. Medicare supplement insurance premiums were $98.4 million for the year ended December 31, 2000.

Fluctuations in Foreign Currency to U.S. Dollar Exchange Rates

Fluctuations in foreign currency to U.S. dollar exchange rates for countries in which we have operations can affect reported financial results. In years when foreign currencies weaken against the U.S. dollar, translating foreign currencies into U.S. dollars results in fewer U.S. dollars to be reported. When foreign currencies strengthen, translating foreign currencies into U.S. dollars results in more U.S. dollars to be reported.

In January 2002, the Argentine government ended its tie of the Argentine peso to the U.S. dollar, creating a dual currency system with an official fixed exchange rate of 1.4 pesos to 1.0 U.S. dollar for import and export transactions and a "free" floating exchange rate for other transactions, subsequently floating the Argentine peso in February. The devaluation did not materially impact our consolidated results of operations.

Foreign currency exchange rate fluctuations create variances in our financial statement line items but have not had a material impact on our consolidated operating earnings and net income. Our consolidated operating earnings were negatively impacted $4.1 million and $1.8 million for the years ended December 31, 2002 and 2001 and positively impacted $0.6 million for the year ended December 31, 2000, respectively, as a result of fluctuations in foreign currency to U.S. dollar exchange rates. For a discussion of our approaches to foreign currency exchange rate risk, see "Quantitative and Qualitative Disclosures about Market Risk."

Demutualization and Initial Public Offering

Effective October 26, 2001, Principal Mutual Holding Company converted from a mutual insurance holding company to a stock company. All membership interests in Principal Mutual Holding Company were extinguished on that date and eligible policyholders received, in aggregate, 260.8 million shares of common stock, $1,177.5 million of cash and $472.6 million of policy credits as compensation.

In addition, on October 26, 2001, we completed our initial public offering ("IPO") in which we issued 100.0 million shares of common stock at a price of $18.50 per share, prior to the underwriters' exercise of the overallotment option. Net proceeds from the IPO were $1,753.9 million, of which $64.2 million was retained by Principal Financial Group, Inc., and $1,689.7 million was contributed to Principal Life. Proceeds were net of offering costs of $96.5 million and a related tax benefit of $0.4 million.

Costs relating to the demutualization, excluding costs relating to the IPO were $2.0 million, $18.6 million and $7.2 million, net of income taxes, in 2002, 2001 and 2000, respectively. Demutualization expenses consist primarily of printing and mailing costs and our aggregate cost of engaging independent accounting, actuarial, financial, investment banking, legal and other consultants to advise us on the demutualization. In addition, our costs include the costs of the advisors of the Insurance Commissioner of the State of Iowa and the New York

State Insurance Department, other regulatory authorities and internal allocated costs for staff and related costs associated with the demutualization.

Pension Expense

The 2003 pension expense for substantially all of our employees and certain agents is expected to be approximately $60.2 million. This is an increase of $53.7 million over the 2002 pension expense of $6.5 million. This increase is primarily due to the impact of low interest rates and the equity market downturn. The discount rate used to value the liabilities was lowered to 6.5% from the 2002 discount rate of 7.5% and the return on assets assumption was lowered to 8.5% from the 2002 return on assets assumption of 9.0%.

Recent Accounting Changes

The Derivative Implementation Group has recently released Statement 133 Implementation Issue No. 36, "Embedded Derivatives: Bifurcation of a Debt Instrument that Incorporates Both Interest Rate Risk and Credit Rate Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of that Instrument" ("DIG B36"). DIG B36 addresses whether SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") requires bifurcation of a debt instrument into a debt host contract and an embedded derivative if the debt instrument incorporates both interest rate risk and credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. DIG 36 has been exposed for comment by the FASB. It is not expected to be finalized by the FASB until sometime in the second quarter of 2003. We are currently reviewing our contracts and assessing the impact of the emerging guidance. We do not anticipate that this will result in a material impact to our financial results, financial position or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), which provides guidance related to identifying variable interest entities and determining whether such entities should be consolidated. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and effective 3rd quarter 2003 for any variable interest entities existing on or before January 31, 2003. We have initiated an assessment and are currently evaluating interests in entities that may be considered variable interest entities. We have currently identified one variable interest entity, which meets the definition of FIN 46 and was created before January 31, 2003. The impact would be the consolidation of $4.1 billion in assets and liabilities, unless the current structure is modified. The ultimate impact of adopting FIN 46 on the consolidated financial statements is still being reviewed.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45") which requires certain guarantees to be recorded at fair value instead of when a loss is probable and reasonably estimated. FIN 45 also requires disclosures even when the likelihood of making any payments under the guarantee is remote. Although liability recognition only applies to guarantees issued or amended after January 1, 2003, disclosure requirements are effective for year-end 2002. See "Notes to Consolidated Financial Statements, Note 14, Commitments and Contingencies."

Results of Operations

The following table presents summary consolidated financial information for the years indicated:

	For the year ended December 31,		
	2002	2001	2000
		(in millions)	
Income Statement Data:			
Revenues:			
Premiums and other considerations	**$3,881.8**	$4,122.3	$3,996.4
Fees and other revenues	**1,990.8**	1,600.7	1,300.6
Net investment income	**3,304.7**	3,383.6	3,157.6
Net realized/unrealized capital gains (losses)	**(354.8)**	(514.0)	139.6
Total revenues	**8,822.5**	8,592.6	8,594.2
Expenses:			
Benefits, claims and settlement expenses	**5,216.9**	5,482.1	5,232.3
Dividends to policyholders	**316.6**	313.7	312.7
Operating expenses	**2,623.2**	2,332.7	2,209.0
Total expenses	**8,156.7**	8,128.5	7,754.0
Income from continuing operations before income taxes	**665.8**	464.1	840.2
Income taxes	**45.9**	83.4	228.5
Income from continuing operations, net of related income taxes	**619.9**	380.7	611.7
Income (loss) from discontinued operations, net of related income taxes	**(196.7)**	(11.2)	8.5
Income before cumulative effect of accounting changes	**423.2**	369.5	620.2
Cumulative effect of accounting change, net of related income taxes	**(280.9)**	(10.7)	—
Net income	**$ 142.3**	$ 358.8	$ 620.2
Other Data:			
Net income	**$ 142.3**	$ 358.8	$ 620.2
Less:			
Net realized/unrealized capital gains (losses), as adjusted	**(243.9)**	(321.0)	93.0
Non-recurring items	**(363.2)**	(42.3)	(92.5)
Operating earnings	**$ 749.4**	$ 722.1	$ 619.7

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Premiums and other considerations decreased $240.5 million, or 6%, to $3,881.8 million for the year ended December 31, 2002, from $4,122.3 million for the year ended December 31, 2001. The decrease reflected a $183.0 million decrease from the International Asset Management and Accumulation segment primarily resulting from decreased sales of single premium annuities with life contingencies due to the sale of a large group annuity contract in 2001 and to a lesser extent, prolonged government retention of potential annuitants in 2002 in Mexico. In addition, the decrease reflected a $37.7 million decrease from the Life and Health Insurance segment, primarily related to the reclassification of revenues from our group universal life insurance product from premiums to fee revenues and the shift in customer preference from individual traditional life insurance products to individual universal and variable universal life insurance products, partially offset by strong disability insurance sales in 2002. The decrease also reflected a $19.8 million decrease from the U.S. Asset Management and Accumulation segment, primarily a result of a decrease in premiums from single premium group annuities with life contingencies, which are typically used to fund defined benefit pension plan terminations. The premium income we receive from these contracts fluctuates due to the variability in the number and size of pension plan terminations in the market, the interest rate environment and our ability to attract new sales.

Fees and other revenues increased $390.1 million, or 24%, to $1,990.8 million for the year ended December 31, 2002, from $1,600.7 million for the year ended December 31, 2001. The increase was primarily due to a $326.9 million increase from the Mortgage Banking segment primarily resulting from mortgage loan production fee revenues, reflecting the increase in mortgage loan production volume. The increase was also due to a $56.5 million increase from the Life and Health Insurance segment, primarily related to the reclassification of revenues from our group universal life insurance product and growth in our individual universal and variable universal life insurance business. The increase also related to a $15.7 million increase from the U.S. Asset Management and Accumulation segment primarily related to higher fee income from improved cash flows and a reduction in losses from market value fee adjustments on our participating business from pension products. In addition, the increases reflected a $10.3 million increase from the International Asset Management and Accumulation segment primarily as a result of an increase in the number of retirement plan participants due to the acquisition of Zurich AFORE in Mexico.

Net investment income decreased $78.9 million, or 2%, to $3,304.7 million for the year ended December 31, 2002, from $3,383.6 million for the year ended December 31, 2001. The decrease was primarily related to a decrease in investment yields. The yield on average invested assets and cash was 6.9% for the year ended December 31, 2002, compared to 7.7% for the year ended December 31, 2001. This reflects a decrease in investment gains on real estate due to lower sales of certain real estate held-for-sale, compared to an unusually high volume of sales during 2001. In addition, the decrease reflects lower average investment yields due in part to a lower interest rate environment and to a lesser extent, due to a decrease in commercial mortgage loan prepayment fee income. The decrease was partially offset by a $3,565.1 million, or 8%, increase in average invested assets and cash.

Net realized/unrealized capital losses decreased $159.2 million, or 31%, to $354.8 million for the year ended December 31, 2002, from $514.0 million for the year ended December 31, 2001. The decrease was due to the $183.0 million capital gain realized as the result of the sale of our investment in Coventry in February 2002 and the $38.4 million loss on the sale of our operations in Spain in 2001, a $79.7 million decrease in losses on fixed maturity securities sales, and a $58.5 million decrease in losses on equity securities sales. These decreases were partially offset by an increase of $109.9 million in other than temporary impairments of fixed maturity securities, a $19.7 million increase in the other than temporary declines in the value of equity securities, an increase of $54.1 million in mark to market losses on certain seed money investments, and an increase of $28.0 million in losses on derivatives.

Benefits, claims and settlement expenses decreased $265.2 million, or 5%, to $5,216.9 million for the year ended December 31, 2002, from $5,482.1 million for the year ended December 31, 2001. The decrease was partially due to a $149.5 million decrease from the International Asset Management and Accumulation segment due to higher reserve changes and policy and contract benefit payments recognized in 2001 due to the sale of a large group annuity contract, and to a lesser extent, prolonged government retention of potential annuitants in 2002 in Mexico. The decrease was also due to a $57.6 million decrease from the Life and Health Insurance segment, primarily due to amounts received from a reinsurer and lower death claims. In addition, the decrease was due to a $52.8 million decrease from the U.S. Asset Management and Accumulation segment, primarily reflecting a decrease in interest credited to customers and a decrease in sales of single premium group annuities with life contingencies.

Dividends to policyholders increased $2.9 million to $316.6 million for the year ended December 31, 2002, from $313.7 million for the year ended December 31, 2001. The increase was attributable to a $2.9 million increase from the U.S. Asset Management and Accumulation segment, resulting from an increase in dividends for our pension full-service accumulation products.

Operating expenses increased $290.5 million, or 12%, to $2,623.2 million for the year ended December 31, 2002, from $2,332.7 million for the year ended December 31, 2001. The increase was largely due to a $355.9 million increase from the Mortgage Banking segment primarily resulting from growth in the mortgage loan servicing portfolio, an increase in impairment of capitalized mortgage servicing rights net of servicing hedge activity and an increase in the mortgage loan production volume. The increase was partially offset by a $43.1 million decrease from the Corporate and Other segment, primarily due to expenses recognized in 2001 related to our demutualization, federal income tax interest related to the settlement of an IRS audit issue in 2002, offset partially by an increase to a loss contingency reserve established for sales practices litigation in 2002. In addition, the increases were partially offset by a $13.7 million decrease from the International Asset Management and Accumulation segment, primarily related to the weakening of the Argentine peso versus the U.S. dollar and of the general economic environment in Argentina. A decrease of $10.4 million from the U.S. Asset Management and Accumulation segment primarily reflected operational efficiencies including lower staffing levels and an increase in capitalization of deferred policy acquisition costs ("DPAC") from increased sales of selected pension products.

Income taxes decreased $37.5 million, or 45%, to $45.9 million for the year ended December 31, 2002, from $83.4 million for the year ended December 31, 2001. The effective income tax rate was 7% for the year ended December 31, 2002, and 18% for the year ended December 31, 2001. The effective income tax rates for the years ended December 31, 2002 and 2001 were lower than the corporate income tax rate of 35% primarily due to income tax deductions allowed for corporate dividends received. Our effective income tax rate was also reduced in 2001 due to additional tax benefits related to excess tax over book capital losses realized from the sales of our operations in Spain and Indonesia. The effective tax rate decreased to 7% in 2002 from 18% in 2001 primarily due to the favorable settlement of an IRS audit issue in 2002.

As a result of the foregoing factors and the inclusion of loss from discontinued operations and the cumulative effect of accounting changes, net of related income taxes, net income decreased $216.5 million, or 60%, to $142.3 million for the year ended December 31, 2002, from $358.8 million for the year ended December 31, 2001. The loss from discontinued operations was related to our sale of BT Financial Group. The cumulative effect of accounting changes were related to our implementation of SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142") in 2002 and SFAS 133 in 2001.

For the year ended December 31, 2002, non-recurring items of $363.2 million, net of income taxes, included (1) the negative effects of: (a) a cumulative effect of accounting change related to our implementation of SFAS 142 ($280.9 million); (b) the loss on discontinued operations of BT Financial Group ($196.7 million); (c) an increase to a loss contingency reserve established for sales practices litigation ($21.6 million); and (d) expenses related to our demutualization ($2.0 million) and (2) the positive effect of the settlement of an IRS audit issue ($138.0 million). For the year ended December 31, 2001, non-recurring items of $42.3 million, net of income taxes, included (1) the negative effects of: (a) expenses related to our demutualization ($18.6 million); (b) the loss from discontinued operations of BT Financial Group ($11.2 million); (c) a cumulative effect of accounting change related to our implementation of SFAS 133 ($10.7 million); and (d) an increase to a loss contingency reserve established for sales practices litigation ($5.9 million) and (2) the positive effect of investment income generated from the proceeds of our IPO ($4.1 million).

As a result of the foregoing factors and the exclusion of net realized/unrealized capital losses, as adjusted and nonrecurring items, operating earnings increased $27.3 million, or 4%, to $749.4 million for the year ended December 31, 2002, from $722.1 million for the year ended December 31, 2001. The increase resulted from a $31.9 million increase from the Life and Health Insurance segment, primarily a result of improved medical and dental loss ratios. The increase was also due to a $17.2 million increase from the International Asset Management and Accumulation segment, primarily related to improved earnings of Principal International. In addition, the increase was due to a $17.1 million increase from the U.S Asset Management and Accumulation segment primarily reflecting higher fees from improved cash flows and a decrease in expenses resulting from a decrease in interest credited to customers. An increase of $16.2 million from the Mortgage Banking segment was primarily due to an increase in mortgage loan production volume. The increases were partially offset by a $55.1 million decrease from the Corporate and Other segment, primarily related to a decrease in investment gains on real estate due to lower sales of certain real estate held-for-sale, compared to an unusually high volume of sales experienced in 2001 and due to a decrease of average investment yields for the segment.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Premiums and other considerations increased $125.9 million, or 3%, to $4,122.3 million for the year ended December 31, 2001, from $3,996.4 million for the year ended December 31, 2000. The increase reflected a $240.9 million increase from the U.S. Asset Management and Accumulation segment, primarily a result of an increase in premiums from single premium group annuities with life contingencies, which are typically used to fund defined benefit pension plan terminations. The premium income we receive from these contracts fluctuates due to the variability in the number and size of pension plan terminations in the market, the interest rate environment and our ability to attract new sales. In addition, a $124.4 million increase from the International Asset Management and Accumulation segment primarily resulting from increased sales of single premium annuities with life contingencies due to the sale of a large group annuity contract in Mexico. The increases were partially offset by a $239.4 million decrease from the Life and Health Insurance segment, related to our decision to reinsure 100% of our group Medicare supplement insurance business effective July 1, 2000. Life and Health Insurance segment premiums also decreased due to group medical premium rate increases in 2000, which led to increased lapses and lower sales in 2001.

Fees and other revenues increased $300.1 million, or 23%, to $1,600.7 million for the year ended December 31, 2001, from $1,300.6 million for the year ended December 31, 2000. The increase was primarily due to a $350.8 million increase from the Mortgage Banking segment primarily resulting from mortgage loan production fee revenues, reflecting the increase in mortgage loan production volume. The increase was also due to a $26.7 million increase from the Life and Health Insurance segment, primarily related to an increase in group health fee-for-service fee revenues, a result of growth in the business and fee rate increases, and an increase in universal and variable universal life insurance fee revenues, a result of growth in that block of business. In addition, the increase was related to a $16.6 million increase from the International Asset Management and Accumulation segment, primarily a result of an increase in the number of retirement plan participants in Mexico. The increases were partially offset by an $85.8 million decrease from the U.S. Asset Management and Accumulation segment primarily related to a decrease in surrender charge and market value fee adjustments from pension products, primarily due to a declining interest rate environment and a decrease in the recognition of front-end fee revenues, a result of changes in assumptions consistent with unlocking of deferred policy acquisition costs in 2001.

Net investment income increased $226.0 million, or 7%, to $3,383.6 million for the year ended December 31, 2001, from $3,157.6 million for the year ended December 31, 2000. The increase was primarily a result of a $1,846.2 million, or 4%, increase in average invested assets and cash and also from an increase in investment yields, primarily resulting from our investment policy during 2000 to reposition the investment portfolio to maximize investment returns by selling lower yielding fixed income securities to allow for reinvestment in higher yielding fixed income securities. The yield on average invested assets and cash was 7.7% for the year ended December 31, 2001, compared to 7.5% for the year ended December 31, 2000.

Net realized/unrealized capital losses increased $653.6 million to $514.0 million of net realized/unrealized capital losses for the year ended December 31, 2001, from $139.6 million of net realized/unrealized capital gains for the year ended December 31, 2000. Realized capital losses of $137.7 million related to sales and impairments of our investment in Enron and related entities in 2001. These entities are in the process of bankruptcy proceedings. We sold our investment in United Payors and United Providers, and realized a capital gain of $90.6 million during the year ended December 31, 2000. We realized a capital loss of $38.4 million on the sale of our operations in Spain in 2001. We realized $22.0 million in losses in our international operations from the restructuring of government bonds in Argentina and $6.7 million of realized losses in our U.S. operations related to Argentine-based-bonds in 2001. The decrease also related to permanent impairments of other fixed maturity and equity securities which were $152.6 million, during the year ended December 31, 2001.

Benefits, claims and settlement expenses increased $249.8 million, or 5%, to $5,482.1 million for the year ended December 31, 2001, from $5,232.3 million for the year ended December 31, 2000. The increase was primarily due to a $272.5 million increase from the U.S. Asset Management and Accumulation segment, primarily reflecting the increase in reserves resulting from an increase in sales of single premium group annuities with life contingencies. The increase was also due to a $145.3 million increase from the International Asset Management and Accumulation segment due to an increase in the change in reserves and policy and contract benefit payments, primarily the result of the sale of a large group annuity contract with life contingencies in Mexico. The increases were partially offset by a $168.4 million decrease from the Life and Health Insurance segment, due to a reduction in group medical insurance business, improved group medical insurance claim experience and our decision to reinsure 100% of our group Medicare supplement insurance business effective July 1, 2000.

Dividends to policyholders increased $1.0 million to $313.7 million for the year ended December 31, 2001, from $312.7 million for the year ended December 31, 2000. The increase was attributable to a $2.1 million increase from the U.S. Asset Management and Accumulation segment, resulting from an increase in dividends for our pension full-service accumulation products. The increase was offset by a $1.1 million decrease from the Life and Health Insurance segment due to a change in methodology of estimating dividends. Additionally, the dividends in the Closed Block were reduced due to accumulated experience losses.

Operating expenses increased $123.7 million, or 6%, to $2,332.7 million for the year ended December 31, 2001, from $2,209.0 million for the year ended December 31, 2000. The increase was primarily due to a $269.6 million increase from the Mortgage Banking segment primarily resulting from an impairment of mortgage loan servicing rights and, to a lesser extent, due to growth in the mortgage loan servicing portfolio and an increase in the mortgage loan production volume. The increase also reflected a $22.0 million increase from the U.S. Asset Management and Accumulation segment, primarily reflecting an increase in Principal Bank operating expenses related to growth in bank operations and an increase in Principal Global Investors' operating expenses related to increases in compensation and recruiting costs and depreciation and securitization expenses. The increases were partially offset by an $89.3 million decrease from the Corporate and Other segment, primarily related to a non-recurring loss contingency reserve established during the year ended December 31, 2000, for sales practices litigation. The increases were also partially offset by a $79.0 million decrease from the Life and Health Insurance segment due to our decision to reinsure 100% of our group Medicare supplement insurance business effective July 1, 2000.

Income taxes decreased $145.1 million, or 64%, to $83.4 million for the year ended December 31, 2001, from $228.5 million for the year ended December 31, 2000. The effective income tax rate was 18% for the year ended December 31, 2001, and 27% for the year ended December 31, 2000. The effective income tax rates for the years ended December 31, 2001 and 2000, were lower than the corporate income tax rate of 35% primarily due to income tax deductions allowed for corporate dividends received. Our effective income tax rate was also reduced in 2001 due to additional tax benefits related to excess tax over book capital losses realized from the sales of our operations in Spain and Indonesia. The decrease in the effective tax rate to 18% in 2001 from 27% in 2000 was primarily due to the decrease in net income before income taxes relative to our permanent tax differences, which did not decrease.

As a result of the foregoing factors and the inclusion of loss or income from discontinued operations and the cumulative effect of accounting change, net of related income taxes, net income decreased $261.4 million, or 42%, to $358.8 million for the year ended December 31, 2001, from $620.2 million for the year ended December 31, 2000. The loss or income from discontinued operations was related to our sale of BT Financial Group. The cumulative effect of accounting change was related to our implementation of SFAS 133.

For the year ended December 31, 2001, we excluded $42.3 million of non-recurring items, net of income taxes, from net income for our presentation of consolidated operating earnings. The non-recurring items included the (1) negative effects of: (a) expenses related to our demutualization ($18.6 million); (b) the loss from discontinued operations of BT Financial Group ($11.2 million); (c) a cumulative effect of change in accounting related to our implementation of SFAS 133 ($10.7 million); and (d) an increase to our loss contingency reserve for sales practices litigation ($5.9 million) and (2) the positive effect of investment income generated from the proceeds of our IPO ($4.1 million). For the year ended December 31, 2000, non-recurring items of $92.5 million, net of income taxes, included the (1) negative effects of: (a) a loss contingency reserve established for sales practices litigation ($93.8 million); and (b) expenses related to our demutualization ($7.2 million) and (2) the positive effect of the income from the discontinued operations of BT Financial Group ($8.5 million).

As a result of the foregoing factors and the exclusion of net realized/unrealized capital gains (losses), as adjusted and nonrecurring items, operating earnings increased $102.4 million, or 17%, to $722.1 million for the year ended December 31, 2001, from $619.7 million for the year ended December 31, 2000. The increase resulted from a $76.7 million increase from the Mortgage Banking segment, primarily due to an increase in mortgage loan production volume. The increase was also due to a $38.9 million increase from the Life and Health Insurance segment, primarily a result of individual disability insurance reserve strengthening during 2000, and improved margins on individual life insurance business resulting from higher investment yields. In addition, the increase reflects a $19.2 million increase from the International Asset Management and Accumulation segment, primarily related to improved earnings of Principal International. The increases were partially offset by a $29.6 million decrease from the Corporate and Other segment, primarily due to a net recovery in 2000 of previously paid interest related to a successful tax audit appeal.

Results of Operations by Segment

We evaluate segment performance by segment operating earnings, which excludes the effect of net realized/unrealized capital gains and losses, as adjusted, and non-recurring events and transactions. Segment operating earnings are determined by adjusting U.S. GAAP net income for net realized/unrealized capital gains and losses, as adjusted, and non-recurring items that we believe are not indicative of overall operating trends. While these items may be significant components in understanding and assessing our consolidated financial performance, we believe the presentation of segment operating earnings enhances the understanding of our results of operations by highlighting earnings attributable to the normal, recurring operations of our businesses. However, segment operating earnings are not a substitute for net income determined in accordance with U.S. GAAP.

The following table presents segment information as of or for the years ended December 31, 2002, 2001 and 2000:

	For year ended December 31,		
	2002	**2001**	**2000**
		(in millions)	
Operating revenues by segment:			
U.S. Asset Management and Accumulation	**$3,780.5**	$3,799.8	$ 3,533.9
International Asset Management and Accumulation	**357.9**	508.4	339.2
Life and Health Insurance	**3,946.8**	3,946.4	4,122.6
Mortgage Banking	**1,153.0**	757.4	359.8
Corporate and Other(1)	**(15.1)**	101.7	98.2
Total operating revenues	**9,223.1**	9,113.7	8,453.7
Net realized/unrealized capital gains (losses), including recognition of front-end fee revenues and certain market value adjustments to fee revenues	**(400.6)**	(527.4)	140.5
Non-recurring interest income(2)	**—**	6.3	—
Total consolidated revenues	**$8,822.5**	$8,592.6	$ 8,594.2

	As of or for year ended December 31,		
	2002	2001	2000
		(in millions)	
Operating earnings (loss) by segment:			
U.S. Asset Management and Accumulation	$ **370.9**	$ 353.8	$ 356.6
International Asset Management and Accumulation	**19.5**	2.3	(16.9)
Life and Health Insurance	**233.1**	201.2	162.3
Mortgage Banking	**142.9**	126.7	50.0
Corporate and Other	**(17.0)**	38.1	67.7
Total operating earnings	**749.4**	722.1	619.7
Net realized/unrealized capital gains (losses), as adjusted(3)	**(243.9)**	(321.0)	93.0
Non-recurring items(4)	**(363.2)**	(42.3)	(92.5)
U.S. GAAP Reported:			
Net income	$ **142.3**	$ 358.8	$ 620.2
U.S. GAAP reported net income (loss) by segment:			
U.S. Asset Management and Accumulation	$ **120.4**	$ 178.3	$ 320.7
International Asset Management and Accumulation	**(441.1)**	(38.1)	(7.1)
Life and Health Insurance	**178.5**	167.5	209.6
Mortgage Banking	**142.9**	126.7	50.0
Corporate and Other	**141.6**	(75.6)	47.0
Total net income	$ **142.3**	$ 358.8	$ 620.2
Total assets by segment:			
U.S. Asset Management and Accumulation(5)	**$70,371.9**	$68,543.8	$65,795.9
International Asset Management and Accumulation	**2,202.5**	4,956.9	5,525.9
Life and Health Insurance	**11,356.3**	10,776.2	10,569.0
Mortgage Banking	**3,740.1**	2,718.8	1,556.3
Corporate and Other(6)	**2,190.5**	1,354.8	957.8
Total assets	**$89,861.3**	$88,350.5	$84,404.9

(1) Includes inter-segment eliminations primarily related to internal investment management fee revenues, commission fee revenues paid to U.S. Asset Management and Accumulation agents for selling Life and Health Insurance segment insurance products, internal interest paid to our Mortgage Banking segment for escrow accounts deposited with our U.S. Asset Management and Accumulation segment and real estate joint venture rental income. In 2001, the Corporate and Other segment reported rental income from real estate joint ventures for office space used by other segments.

(2) For the year ended December 31, 2001, non-recurring interest income included the positive effect of investment income generated from the proceeds of our IPO.

(3) Net realized/unrealized capital gains (losses) include unrealized gains (losses) on mark to market changes of certain seed money investments as well as unrealized gains on certain derivatives. Net realized/unrealized capital gains (losses), as adjusted, are net of income taxes, net realized capital gains distributed to customers, related changes in the amortization pattern of deferred policy acquisition costs, recognition of front-end fee revenues for sales charges on pension products and services and certain market value adjustments to fee revenues.

	For the year ended December 31,		
	2002	2001	2000
		(in millions)	
Net realized/unrealized capital gains (losses)	**$ (354.8)**	$(514.0)	$139.6
Certain market value adjustments to fee revenues	**(31.8)**	(14.9)	—
Recognition of front-end fee revenues	**(14.0)**	1.5	0.9
Net realized/unrealized capital gains (losses), including recognition of front-end fee revenues and certain market value adjustments to fee revenues	**(400.6)**	(527.4)	140.5
Amortization of deferred policy acquisition costs related to net realized capital gains (losses)	**35.4**	18.6	(0.3)
Capital gains distributed to customers	**(12.7)**	—	—
Net realized/unrealized capital gains (losses), including recognition of front-end fee revenues and certain market value adjustments to fee revenues, net of related amortization of deferred policy acquisition costs and capital gains distributed to customers	**(377.9)**	(508.8)	140.2
Income tax effect	**134.0**	187.8	(47.2)
Net realized/unrealized capital gains (losses), as adjusted	**$ (243.9)**	$(321.0)	$ 93.0

(4) For the year ended December 31, 2002, non-recurring items of $363.2 million, net of income taxes, included (1) the negative effects of: (a) a cumulative effect of accounting change related to our implementation of SFAS 142 ($280.9 million); (b) the loss on discontinued operations of BT Financial Group ($196.7 million); (c) an increase to a loss contingency reserve established for sales practices litigation ($21.6 million); and (d) expenses related to our demutualization ($2.0 million) and (2) the positive effect of the settlement of an IRS audit issue ($138.0 million). For the year ended December 31, 2001, non-recurring items of $42.3 million, net of income taxes, included (1) the negative effects of: (a) expenses related to our demutualization ($18.6 million); (b) the loss on discontinued operations of BT Financial Group ($11.2 million); (c) a cumulative effect of change in accounting principle related to our implementation of SFAS 133 ($10.7 million); and (d) an increase to our loss contingency reserve for sales practices litigation ($5.9 million) and (2) the positive effect of investment income generated from the proceeds of our IPO ($4.1 million). For the year ended December 31, 2000, non-recurring items of $92.5 million, net of income taxes, included (1) the negative effects of: (a) a loss contingency reserve established for sales practices litigation ($93.8 million) and (b) expenses related to our demutualization ($7.2 million) and (2) the positive effect of the income from discontinued operations of BT Financial Group ($8.5 million).

(5) U.S. Asset Management and Accumulation assets increased $1.3 billion at December 31, 2001, primarily due to shares of the Principal Financial Group stock allocated to a separate account, a result of our demutualization. Activity of the separate account was reflected in both separate account assets and separate account liabilities and did not impact our results of operations.

(6) Includes inter-segment elimination amounts related to internally generated mortgage loans and an internal line of credit. The U.S. Asset Management and Accumulation segment and Life and Health Insurance segment reported mortgage loan assets issued for real estate joint ventures. These mortgage loans were reported as liabilities in the Corporate and Other segment. In addition, the Corporate and Other segment managed a revolving line of credit used by other segments.

U.S. Asset Management and Accumulation Segment

Asset Accumulation Trends

Our sales of pension and other asset accumulation products and services in the U.S. have been affected by overall trends in the U.S. retirement services industry, as our customers have begun to rely less on defined benefit retirement plans, social security and other government programs. Recent trends in the work environment include a more mobile workforce and the desire of employers to shift the market risk of retirement investments to employees by offering defined contribution plans rather than defined benefit plans. These trends are increasing the demand for defined contribution pension arrangements such as 401(k) plans, mutual funds or variable annuities. The "baby-boom" generation of U.S. workers has reached an age at which saving for retirement is critical and it continues to seek tax-advantaged investment products for retirement. Also, the Economic Growth and Tax Relief Reconciliation Act of 2001 had many of its provisions become effective in 2002, which increased allowed contribution limits and a number of other opportunities to save for retirement. Considering these trends, asset accumulation account values increased as of December 31, 2002, primarily due to significant additional gross new deposits and retention of assets from existing clients. The declining interest rate environment and poor performance in the equity markets in 2002 and 2001 have slowed our recent growth in asset accumulation account values.

The following table provides a summary of U.S. Asset Accumulation account values as of December 31, 2002 and 2001:

As of	U.S. Asset Accumulation Total account values
	(in billions)
December 31, 2002	**$73.8**
December 31, 2001	71.0

Asset Management Trends

Asset management services have been among the most profitable and rapidly growing sectors of the financial services industry, at both the retail and institutional level. We seek to take advantage of current trends, which indicate that both retail and institutional investors embrace specialization, providing increased fees to successful active managers with expertise in specialty and niche areas. Our U.S. third-party assets under management increased $6.7 billion during 2002.

The following table provides a summary of Principal Global Investors' affiliated and third-party assets under management as of December 31, 2002, 2001 and 2000:

	Principal Global Investors		
As of	Affiliated assets under management	Third-party assets under management	Total assets under management
		(in billions)	
December 31, 2002	**$77.7**	**$14.6**	**$92.3**
December 31, 2001	77.8	7.9	85.7
December 31, 2000	76.5	6.7	83.2

U.S. Asset Management and Accumulation Segment Summary Financial Data

The following table presents certain summary financial data relating to the U.S. Asset Management and Accumulation segment for the years indicated:

	For the year ended December 31,		
	2002	2001	2000
		(in millions)	
Operating Earnings Data:			
Operating revenues(1):			
Premiums and other considerations	**$ 746.5**	$ 766.3	$ 525.4
Fees and other revenues	**681.2**	633.1	704.6
Net investment income	**2,352.8**	2,400.4	2,303.9
Total operating revenues	**3,780.5**	3,799.8	3,533.9
Expenses:			
Benefits, claims and settlement expenses, including dividends to policyholders	**2,539.9**	2,589.8	2,315.2
Operating expenses	**773.4**	773.7	740.9
Total expenses	**3,313.3**	3,363.5	3,056.1
Pre-tax operating earnings	**467.2**	436.3	477.8
Income taxes	**96.3**	82.5	121.2
Operating earnings	**370.9**	353.8	356.6
Net realized/unrealized capital losses, as adjusted	**(250.5)**	(164.7)	(35.9)
Non-recurring items	**—**	(10.8)	—
U.S. GAAP Reported:			
Net income	**$ 120.4**	$ 178.3	$ 320.7

(1) Excludes net realized/unrealized capital losses and their impact on recognition of front-end fee revenues and certain market value adjustments to fee revenues.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Premiums and other considerations decreased $19.8 million, or 3%, to $746.5 million for the year ended December 31, 2002, from $766.3 million for the year ended December 31, 2001. The decrease primarily resulted from a $59.5 million decrease in pension full-service payout sales of single premium group annuities with life contingencies, which are typically used to fund defined benefit plan terminations. The premium income received from these contracts fluctuates due to the variability in the number and size of pension plan terminations, the interest rate environment, and the ability to attract new sales. Partially offsetting this decrease was a $39.7 million increase in premium primarily resulting from higher individual payout annuity sales.

Fees and other revenues increased $48.1 million, or 8%, to $681.2 million for the year ended December 31, 2002, from $633.1 million for the year ended December 31, 2001. Pension fees and other revenues increased $27.2 million. The increase primarily resulted from higher fee income generated from improved net cash flows in 2002 and a reduction of losses due to market value fee adjustments on our participating business recognized in the prior year. The increase also resulted from netting the change in unearned revenue for selected products with the related unlocking of DPAC in operating expenses. Prior to the third quarter of 2002, the impact was reported separately in fees and other revenue and operating expenses. In addition, Principal Global Investors recognized a $19.3 million increase in fees and other revenue. This increase was primarily due to a reclassification of market value and hedging activities from net investment income to fees and other revenue and an increase in investment management and transaction fees.

Net investment income decreased $47.6 million, or 2%, to $2,352.8 million for the year ended December 31, 2002, from $2,400.4 million for the year ended December 31, 2001. The decrease was primarily due to a decrease in the average yield on invested assets and cash, which was 6.7% for the year ended December 31, 2002, compared to 7.3% for the year ended December 31, 2001. The decrease was partially offset by a $2,129.3 million, or 6%, increase in average invested assets and cash.

Benefits, claims and settlement expenses, including dividends to policyholders, decreased $49.9 million, or 2%, to $2,539.9 million for the year ended December 31, 2002, from $2,589.8 million for the year ended December 31, 2001. The decrease primarily resulted from a $97.0 million decrease in pension benefits, claims and settlement expenses. This decrease was largely due a decrease in interest credited to customers from our full-service accumulation and investment-only businesses resulting from a lower interest rate environment in 2002. Also contributing to the overall decrease was a decrease in full-service payout sales of single premium group annuities with life contingencies. Partially offsetting this decrease was a $44.2 million increase, which primarily resulted from an increase in reserves resulting from higher individual payout annuity sales.

Operating expenses decreased $0.3 million to $773.4 million for the year ended December 31, 2002, from $773.7 million for the year ended December 31, 2001. The decrease was primarily due to a $22.5 million decrease in pension operating expenses. This decrease was largely due to operational efficiencies including lower staff levels in addition to an increase in capitalization of DPAC resulting from an increase in sales of selected products. Offsetting the overall decrease was a $12.9 million increase in Principal Global Investors operating expenses due to an increase in employee costs resulting from the acquisition of Spectrum in the fourth quarter of 2001 and higher incentive compensation accruals in 2002. In addition, individual annuity operating expenses increased $7.3 million mainly due to an increase in DPAC amortization resulting from the decline in the stock market and an increase in corporate expense allocations in 2002. Also contributing to the increase was a $6.4 million increase in our mutual fund operating expenses. This increase primarily relates to increased commission expense generated from sales of variable life and annuity contracts. Of this increase, $2.6 million relates to sales within the segment and is eliminated at an operating segment level.

Income taxes increased $13.8 million, or 17%, to $96.3 million for the year ended December 31, 2002, from $82.5 million for the year ended December 31, 2001. The effective income tax rate for this segment was 21% for the year ended December 31, 2002, and 19% for the year ended December 31, 2001. The effective income tax rates for the year ended December 31, 2002 and 2001, were lower than the corporate income tax rate of 35% primarily due to income tax deductions allowed for corporate dividends received and other tax-exempt income.

As a result of the foregoing factors, operating earnings increased $17.1 million, or 5%, to $370.9 million for the year ended December 31, 2002, from $353.8 million for the year ended December 31, 2001.

Net realized/unrealized capital losses, as adjusted, increased $85.8 million, or 52%, to $250.5 million for the year ended December 31, 2002, from $164.7 million for the year ended December 31, 2001. The increase includes capital losses related to other than temporary declines in the value of certain fixed maturity securities for the year ended December 31, 2002.

As a result of the foregoing factors, net income decreased $57.9 million, or 32%, to $120.4 million for the year ended December 31, 2002, from $178.3 million for the year ended December 31, 2001. For the year ended December 31, 2001, net income included the negative effect of non-recurring items totaling $10.8 million, net of income taxes, related to a cumulative effect of accounting change related to our implementation of SFAS 133.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Premiums and other considerations increased $240.9 million, or 46%, to $766.3 million for the year ended December 31, 2001, from $525.4 million for the year ended December 31, 2000. The increase primarily resulted from a $236.5 million increase in premiums from single premium group annuities with life contingencies, which are typically used to fund defined benefit pension plan terminations. Despite a less attractive economic environment in late 2001, strong sales early in 2001 resulted in increased premiums for the year. Sales were not as strong late in the year due to poor economic conditions. The premium income we receive from these contracts fluctuates due to the variability in the number and size of pension plan terminations in the market, the interest rate environment and our ability to attract new sales.

Fees and other revenues decreased $71.5 million, or 10%, to $633.1 million for the year ended December 31, 2001, from $704.6 million for the year ended December 31, 2000. A decrease of $83.4 million related to a decrease in surrender charge and market value adjustment revenues from pension products, primarily due to the declining interest rate environment; a decrease in recognition of front-end fee revenues due to changes in assumptions consistent with unlocking of deferred policy acquisition costs during 2001; and a decrease in fee revenues due to generally poor performance in the equity markets, resulting in a lower asset base in 2001. A decrease of $7.6 million resulted from intra-segment eliminations. In addition, a $7.4 million decrease reflected lower commission fee revenues primarily from sales of variable products and third-party mutual funds and lower mutual fund fee revenues from a decrease in mutual fund assets under management. The decreases were partially offset by an increase of $27.8 million from Principal Global Investors due to commercial mortgage-backed securitizations.

Net investment income increased $96.5 million, or 4%, to $2,400.4 million for the year ended December 31, 2001, from $2,303.9 million for the year ended December 31, 2000. The increase reflects a $1,425.0 million, or 5%, increase in average invested assets and cash for the segment. The yield on average invested assets and cash was 7.3% for the years ended December 31, 2001 and 2000.

Benefits, claims and settlement expenses, including dividends to policyholders, increased $274.6 million, or 12%, to $2,589.8 million for the year ended December 31, 2001, from $2,315.2 million for the year ended December 31, 2000. An increase of $272.4 million in our pension full-service payout business reflected the increase in reserves resulting from an increase in sales of single premium group annuities with life contingencies. An additional $23.2 million increase from our pension investment-only business related to an increase in interest credited due to growth in our investment-only business. Partially offsetting the increases was a $30.7 million decrease in our pension full-service accumulation business reflecting a decrease in interest credited, primarily a result of a declining interest rate environment.

Operating expenses increased $32.8 million, or 4%, to $773.7 million for the year ended December 31, 2001, from $740.9 million for the year ended December 31, 2000. An increase of $36.8 million from Principal Bank resulted primarily from growth in bank operations. Additionally, an increase of $27.0 million from Principal Global Investors resulted primarily from an increase in compensation and recruiting costs due to growth in operations, an increase in depreciation expense of capitalized system implementation costs, and an increase in securitization expenses due to an increase in the number of securitization transactions closed in 2001. The increases were partially offset by an $18.8 million decrease from our pension business due to a decrease in the amortization of deferred policy acquisition costs from unlocking to reflect changes in assumptions for equity market performance. The pension expense decrease was partially offset by increases in expenses for sales and marketing initiatives; write-off of the remaining goodwill for Trustar, our pension administration only subsidiary; general growth in operations and amortization of software costs. The increase in segment operating expenses was also partially offset by a $7.6 million decrease from intra-segment eliminations. Also offsetting the increases was a $4.6 million decrease from our individual annuity business reflecting decreases in non-deferrable expenses and amortization of deferred policy acquisition costs. The amortization of deferred policy acquisition costs was lower in 2001 as the impact of unlocking the amortization for actual experience was less in 2001 than in 2000.

Income taxes decreased $38.7 million, or 32%, to $82.5 million for the year ended December 31, 2001, from $121.2 million for the year ended December 31, 2000. The effective income tax rate for this segment was 19% for the year ended December 31, 2001, and 25% for the year ended December 31, 2000. The effective income tax rates for the years ended December 31, 2001 and 2000, were lower than the corporate income tax rate of 35%, as a result of income tax deductions allowed for corporate dividends received, for which an estimated benefit recognition rate increased during 2001 compared to 2000, and other tax-exempt income.

As a result of the foregoing factors, operating earnings decreased $2.8 million, or 1%, to $353.8 million for the year ended December 31, 2001, from $356.6 million for the year ended December 31, 2000.

Net realized/unrealized capital losses, as adjusted, increased $128.8 million to $164.7 million for the year ended December 31, 2001, from $35.9 million for the year ended December 31, 2000. The increase includes realized capital losses of $62.3 million related to sales and impairments of our investment in Enron and related entities. Other permanent impairments of certain fixed maturity securities were $92.1 million during the year ended December 31, 2001. The increase also reflects the current period impact of SFAS 133 for derivatives and fewer real estate sales in the year ended December 31, 2001, compared to the year ended December 31, 2000. The increases were partially offset by the positive effects of a change in the mortgage loan valuation allowance, primarily reflecting the decrease in the amount invested in commercial mortgage loans.

As a result of the foregoing factors and the inclusion of non-recurring items for the year ended December 31, 2001, net income decreased $142.4 million, or 44%, to $178.3 million for the year ended December 31, 2001, from $320.7 million for the year ended December 31, 2000. Non-recurring items for the year ended December 31, 2001, had a negative impact on net income of $10.8 million, net of income taxes, due to the cumulative effect of accounting change, net of income taxes, related to our implementation of SFAS 133.

International Asset Management and Accumulation Segment

Asset Accumulation Trends

Our international asset management and accumulation businesses focus on countries with a trend toward privatization of public retirement pension systems requiring employees who join the labor force to contribute to a private pension plan. With variations depending upon the specific country, we have targeted these markets for sales of retirement and related products and services, including defined contribution pension plans, annuities and long-term mutual funds to individuals and businesses. In several of our international markets, we complement our sales of these products with sales of life insurance products.

We have pursued our international strategy through a combination of start-ups, acquisitions and joint ventures, which require infusions of capital consistent with our strategy of long-term growth and profitability.

The following table provides a summary of Principal International assets under management as of December 31, 2002, 2001 and 2000:

As of	Principal International Total assets under management
	(in billions)
December 31, 2002	$4.4
December 31, 2001	3.7
December 31, 2000	3.0

International Asset Management and Accumulation Segment Summary Financial Data

The following table presents certain summary financial data relating to the International Asset Management and Accumulation segment for the years indicated:

	For the year ended December 31,		
	2002	2001	2000
		(in millions)	
Operating Earnings Data:			
Operating revenues(1):			
Premiums and other considerations	**$ 161.9**	$344.9	$220.5
Fees and other revenues	**56.4**	46.1	29.5
Net investment income	**139.6**	117.4	89.2
Total operating revenues	**357.9**	508.4	339.2
Expenses:			
Benefits, claims and settlement expenses	**243.8**	407.5	262.2
Operating expenses	**87.5**	101.2	100.8
Total expenses	**331.3**	508.7	363.0
Pre-tax operating earnings (loss)	**26.6**	(0.3)	(23.8)
Income taxes (benefits)	**7.1**	(2.6)	(6.9)
Operating earnings (loss)	**19.5**	2.3	(16.9)
Net realized/unrealized capital gains (losses), as adjusted	**12.4**	(29.2)	1.3
Non-recurring items	**(473.0)**	(11.2)	8.5
U.S. GAAP Reported:			
Net loss	**$(441.1)**	$(38.1)	$ (7.1)
Other Data:			
Operating earnings (loss):			
Principal International	**$ 22.1**	$ 5.9	$(14.8)
BT Financial Group	**(2.6)**	(3.6)	(2.1)
Net income (loss):			
Principal International	**$ 13.6**	$(23.3)	$(13.6)
BT Financial Group	**(454.7)**	(14.8)	6.5

(1) Excludes net realized/unrealized capital gains (losses) and their impact on recognition of front-end fee revenues and certain market value adjustments to fee revenues.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Premiums and other considerations decreased $183.0 million, or 53%, to $161.9 million for the year ended December 31, 2002, from $344.9 million for the year ended December 31, 2001. A decrease of $145.0 million in Mexico was the result of decreased sales of single premium annuities with life contingencies primarily due to the sale of a large group annuity contract in 2001 and to a lesser extent prolonged government retention of potential annuitants in 2002. A decrease of $23.9 million in Argentina was primarily due to the weakening of the Argentine peso versus the U.S. dollar and of the general economic environment. In addition, a decrease of $13.5 million in Chile was primarily a result of the weakening of the Chilean peso versus the U.S. dollar and to a lesser extent decreased sales of single premium annuities with life contingencies due to market contraction.

Fees and other revenues increased $10.3 million, or 22%, to $56.4 million for the year ended December 31, 2002, from $46.1 million for the year ended December 31, 2001. An increase of $9.5 million in Mexico was a result of an increase in the number of retirement plan participants due to the acquisition of Zurich AFORE. In addition, an increase of $1.9 million in Hong Kong was primarily due to an increase in assets under management.

Net investment income increased $22.2 million, or 19%, to $139.6 million for the year ended December 31, 2002, from $117.4 million for the year ended December 31, 2001. The increase was primarily related to a $217.3 million, or 18%, increase in average invested assets and cash, excluding our equity investment in subsidiaries. The increase was partially offset by a decrease in investment yields. The yield on average invested assets and cash, excluding our equity investment in subsidiaries, was 9.5% for the year ended December 31, 2002, compared to 9.6% for the year ended December 31, 2001.

Benefits, claims and settlement expenses decreased $163.7 million, or 40%, to $243.8 million for the year ended December 31, 2002, from $407.5 million for the year ended December 31, 2001. A $134.5 million decrease in Mexico was the result of higher reserve changes and policy and contract benefit payments recognized in 2001 due to the sale of a large group annuity contract with life contingencies and to a lesser extent prolonged government retention of potential annuitants in 2002. A decrease of $20.4 million in Argentina was primarily related to the weakening of the Argentine peso versus the U.S. dollar and of the general economic environment. In addition, a decrease of $8.1 million in Chile was primarily a result of the weakening of the Chilean peso versus the U.S. dollar, partially offset by higher interest credited to customers.

Operating expenses decreased $13.7 million, or 14%, to $87.5 million for the year ended December 31, 2002, from $101.2 million for the year ended December 31, 2001. An $11.0 million decrease in Argentina was primarily related to the weakening of the Argentine peso versus the U.S. dollar and of the general economic environment. Operating expenses incurred by BT Financial Group were $4.0 million for the year ended December 31, 2002 and $5.5 million for the year ended December 31, 2001. These expenses represent corporate overhead allocated to BT Financial Group and do not qualify for discontinued operations treatment.

Income tax expense increased $9.7 million to $7.1 million of income tax expense for the year ended December 31, 2002, from a $2.6 million income tax benefit for the year ended December 31, 2001. The increase was primarily a result of an increase in pre-tax operating earnings.

As a result of the foregoing factors, operating earnings increased $17.2 million to $19.5 million for the year ended December 31, 2002, from $2.3 million for the year ended December 31, 2001.

Net realized/unrealized capital gains, as adjusted, increased $41.6 million to $12.4 million of net realized capital gains for the year ended December 31, 2002, from $29.2 million of net realized capital losses for the year ended December 31, 2001. The increase was primarily due to a $21.0 million after-tax net realized capital loss on the February 2001 sale of our operations in Spain. In addition, a $17.7 million increase was primarily related to losses resulting from the permanent impairment of certain fixed maturity securities in Argentina in 2001.

As a result of the foregoing factors and the inclusion of non-recurring items for the year ended December 31, 2002, net loss increased $403.0 million to $441.1 million for the year ended December 31, 2002, from $38.1 million for the year ended December 31, 2001. For the year ended December 31, 2002, net loss included the negative effect of non-recurring items totaling $473.0 million, net of income taxes, related to: (1) the cumulative effect of accounting change, a result of our implementation of SFAS 142 ($276.3 million) and (2) the loss from discontinued operations of BT Financial Group ($196.7 million). For the year ended December 31, 2001, net loss included the negative effect of non-recurring items totaling $11.2 million, net of income taxes, related to the loss from discontinued operations of BT Financial Group.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Premiums and other considerations increased $124.4 million, or 56%, to $344.9 million for the year ended December 31, 2001, from $220.5 million for the year ended December 31, 2000. An increase of $166.4 million in Mexico was the result of increased sales of single premium annuities with life contingencies, primarily resulting from the sale of a large group annuity contract. The increase was partially offset by the loss of $36.4 million of premiums and other considerations due to the February 2001 divestiture of our operations in Spain.

Fees and other revenues increased $16.6 million, or 56%, to $46.1 million for the year ended December 31, 2001, from $29.5 million for the year ended December 31, 2000. An increase of $10.3 million in Mexico was a result of an increase in the number of retirement plan participants. In addition, an increase of $4.3 million in Hong Kong was primarily due to deposits growth resulting from sales to plans established under the new Mandatory Provident Fund that started in December 2000.

Net investment income increased $28.2 million, or 32%, to $117.4 million for the year ended December 31, 2001, from $89.2 million for the year ended December 31, 2000. The increase was primarily related to a $209.3 million, or 21%, increase in average invested assets and cash and an increase in investment yields, excluding our equity investment in subsidiaries. The yield on average invested assets and cash, excluding our equity investment in subsidiaries, was 9.6% for the year ended December 31, 2001, compared to 8.0% for the year ended December 31, 2000. The increase in investment yields was primarily due to the impact of inflation on nominal yields in Chile, which was offset by a corresponding increase in reserve changes.

Benefits, claims and settlement expenses increased $145.3 million, or 55%, to $407.5 million for the year ended December 31, 2001, from $262.2 million for the year ended December 31, 2000. An increase in reserve changes and policy and contract benefit payments of $171.6 million in Mexico was primarily the result of the sale of a large group annuity contract with life contingencies. An increase of $15.1 million in Chile primarily related to an increase in reserve changes to reflect the impact of inflation adjustments. The increases were partially offset by the loss of $43.8 million of benefits, claims and settlement expenses resulting from the divestiture of our operations in Spain.

Operating expenses increased $0.4 million to $101.2 million for the year ended December 31, 2001, from $100.8 million for the year ended December 31, 2000. Operating expenses incurred by BT Financial Group were $5.4 million for the year ended December 31, 2001 and $3.2 million for the year ended December 31, 2000. These expenses represent corporate overhead allocated to BT Financial Group and do not qualify for discontinued operations treatment.

Income tax benefits decreased $4.3 million, or 62%, to $2.6 million for the year ended December 31, 2001, from $6.9 million for the year ended December 31, 2000. The decrease was primarily a result of a decrease in pre-tax operating loss.

As a result of the foregoing factors, operating earnings increased $19.2 million to $2.3 million of operating earnings for the year ended December 31, 2001, from a $16.9 million operating loss for the year ended December 31, 2000.

Net realized/unrealized capital losses, as adjusted, increased $30.5 million to $29.2 million of net realized capital losses for the year ended December 31, 2001, from $1.3 million of net realized capital gains for the year ended December 31, 2000. The increase was primarily due to a $21.0 million after-tax net realized capital loss on the February 2001 sale of our operations in Spain. In addition, a $13.9 million increase related to losses resulting from the permanent impairment of certain fixed maturity securities in Argentina.

As a result of the foregoing factors and the inclusion of non-recurring items for the year ended December 31, 2001, net loss increased $31.0 million to $38.1 million for the year ended December 31, 2001, from $7.1 million for the year ended December 31, 2000. For the year ended December 31, 2001, net loss included the negative effect of non-recurring items totaling $11.2 million, net of income taxes, related to the loss from discontinued operations of BT Financial Group. For the year ended December 31, 2000, net loss included the positive effect of non-recurring items totaling $8.5 million, net of income taxes, related to the income from discontinued operations of BT Financial Group.

Life and Health Insurance Segment

Individual and Group Life Insurance Trends

Our life insurance premiums have been influenced by both economic and industry trends. We are seeing a shift in sales from traditional life insurance products with premiums to universal and variable universal products with deposits and fees. Premiums related to our individual traditional life insurance products have declined due to the shift in customer preference. Our group life insurance premiums declined in 2001 due largely to the loss of two large customers.

The following table provides a summary of our life insurance fee revenues, premiums, premium equivalents, and policyholder liabilities as of or for the years ended December 31, 2002, 2001 and 2000:

	Life insurance				
	Individual universal and variable universal life insurance		Individual traditional life insurance		Group life insurance
As of or for the year ended	Fee revenues	Policyholder liabilities(1)	Premiums	Policyholder liabilities	Premiums and premium equivalents
			(in millions)		
December 31, 2002	**$129.5**	**$1,900.9**	**$737.2**	**$5,851.4**	**$217.6**
December 31, 2001	99.6	1,748.5	766.2	5,712.7	221.8
December 31, 2000	89.1	1,567.5	772.8	5,522.7	277.7

(1) Includes separate account liabilities for policies with variable investment options.

Health Insurance Trends

Improved pricing discipline in our group medical insurance business has affected premium growth during the past few years. In general, we reacted faster than the industry in 2000 to rising healthcare costs by raising our prices. That action depressed sales and increased lapses, causing a loss of membership and total premiums that continued into 2001. Our price increases have subsided to match cost trends, and competitors have increased their pricing more recently. While sales and lapses improved in 2001 and 2002, inforce covered members continued to decline but at a much slower pace. Decreases in premium due to loss of membership were offset by increased premium per member. Some of the decline in members during the past few years was due to strategic decisions to exit under-performing and non-strategic businesses and markets. Effective January 1, 2000, we ceased new sales of our Medicare supplement insurance product and effective July 1, 2000, reinsured all existing Medicare supplement business. More recently, we began to exit the small case medical business in Florida. We continue to sell group medical business in 35 states plus the District of Columbia. We also offer dental business in 50 states plus the District of Columbia, vision coverage in 49 states plus the District of Columbia, and administrative services only business in all 50 states plus the District of Columbia.

Our health insurance premiums and premium equivalents for the years ended December 31, 2002, 2001 and 2000 were as follows:

For the year ended	Premiums and premium equivalents		
	Group medical insurance(1)	Group dental and vision insurance	Fee-for-service
		(in millions)	
December 31, 2002	**$1,620.5**	**$343.5**	**$2,108.7**
December 31, 2001	1,610.3	351.1	1,828.2
December 31, 2000	1,815.6	340.4	1,502.2

(1) Effective January 1, 2000, we ceased new sales of our Medicare supplement insurance and effective July 1, 2000, reinsured all existing Medicare supplement business. Beginning September 1, 2002, we began non-renewing small group medical business in the state of Florida.

Individual and Group Disability Insurance Trends

Premium growth for our group and individual disability business in 2002 and 2001 is being driven by growing sales and stable persistency. This has been a result of more focused distribution on these product lines.

The following table provides a summary of our disability insurance premiums, premium equivalents, and policyholder liabilities as of or for the years ended December 31, 2002, 2001 and 2000:

As of or for the year ended	Disability insurance		
	Individual disability insurance		Group disability insurance
	Premiums	Policyholder liabilities	Premiums and premium equivalents
		(in millions)	
December 31, 2002	**$93.5**	**$426.8**	**$111.0**
December 31, 2001	83.2	381.5	98.2
December 31, 2000	74.2	338.9	94.5

Life and Health Insurance Segment Summary Financial Data

The following table presents certain summary financial data relating to the Life and Health Insurance segment for the years indicated:

	For the year ended December 31,		
	2002	2001	2000
		(in millions)	
Operating Earnings Data:			
Operating Revenues(1):			
Premiums and other considerations	**$2,973.4**	$3,011.1	$3,250.5
Fees and other revenues	**313.2**	256.7	230.0
Net investment income	**660.2**	678.6	642.1
Total operating revenues	**3,946.8**	3,946.4	4,122.6
Expenses:			
Benefits, claims and settlement expenses	**2,433.4**	2,491.0	2,659.4
Dividends to policyholders	**307.0**	307.0	308.1
Operating expenses	**851.2**	842.7	913.6
Total expenses	**3,591.6**	3,640.7	3,881.1
Pre-tax operating earnings	**355.2**	305.7	241.5
Income taxes	**122.1**	104.5	79.2
Operating earnings	**233.1**	201.2	162.3
Net realized/unrealized capital gains (losses), as adjusted	**(50.0)**	(33.8)	47.3
Non-recurring items	**(4.6)**	0.1	—
U.S. GAAP Reported:			
Net income	**$ 178.5**	$ 167.5	$ 209.6

(1) Excludes net realized/unrealized capital gains (losses) and their impact on recognition of front-end fee revenues and certain market value adjustments to fee revenues.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Premiums and other considerations decreased $37.7 million, or 1%, to $2,973.4 million for the year ended December 31, 2002, from $3,011.1 million for the year ended December 31, 2001. Life insurance premiums decreased $63.2 million, primarily resulting from the reclassification of revenues from our group universal life insurance product from premium to fee revenues and the continued shift of customer preference from traditional life insurance products to fee-based universal and variable universal life insurance products. Partially offsetting the decrease was a $23.1 million increase in disability insurance premiums due to strong sales in 2002.

Fees and other revenues increased $56.5 million, or 22%, to $313.2 million for the year ended December 31, 2002, from $256.7 million for the year ended December 31, 2001. Fee revenues from our life insurance business increased $50.2 million, primarily due to the reclassification of revenues from our group universal life product to fee revenues from premium and the continued shift in customer preference, as previously mentioned. Fee revenues from our health insurance business increased $6.3 million, primarily a result of selling additional services to existing fee-for-service customers and related price increases.

Net investment income decreased $18.4 million, or 3%, to $660.2 million for the year ended December 31, 2002, from $678.6 million for the year ended December 31, 2001. The decrease primarily reflects lower average investment yields due in part to an overall lower interest rate environment. The yield on average invested assets and cash was 7.1% for the year ended December 31, 2002, compared to 7.6% for the year ended

December 31, 2001. Partially offsetting the decrease was a $357.8 million, or 4%, increase in average invested assets and cash for the segment.

Benefits, claims and settlement expenses decreased $57.6 million, or 2%, to $2,433.4 million for the year ended December 31, 2002, from $2,491.0 million for the year ended December 31, 2001. Health insurance benefits, claims and settlement expenses decreased $40.8 million, primarily due to amounts received from a reinsurer. Life insurance benefits, claims and settlement expenses decreased $27.9 million primarily due to lower death claims and a lower reserve increase related to a decrease in premium. Partially offsetting these decreases was an $11.1 million increase in disability insurance benefits, claims and settlement expenses, primarily a result of growth in the business.

Operating expenses increased $8.5 million, or 1%, to $851.2 million for the year ended December 31, 2002, from $842.7 million for the year ended December 31, 2001. Disability insurance operating expenses increased $4.8 million due to expenses associated with higher sales, increased commissions on higher premiums, and increased amortization of DPAC on a growing block of business. Life insurance operating expenses increased $2.5 million primarily due to an increase in compensation costs partially offset by an increase in the capitalization of DPAC related to higher sales and the reclassifying of fees received from reinsurance ceded from fee revenue to operating expenses. In addition, Health operating expenses increased $1.2 million, primarily a result of increased commissions partially offset by several one-time expenses in 2001.

Income taxes increased $17.6 million, or 17%, to $122.1 million for the year ended December 31, 2002, from $104.5 million for the year ended December 31, 2001. The effective income tax rate for the segment was 34% for the years ended December 31, 2002 and 2001. The effective income tax rates for the years ended December 31, 2002 and 2001, were lower than the corporate income tax rate of 35% primarily due to tax-exempt income.

As a result of the foregoing factors, operating earnings increased $31.9 million, or 16%, to $233.1 million for the year ended December 31, 2002, from $201.2 million for the year ended December 31, 2001.

Net realized/unrealized capital losses, as adjusted, increased $16.2 million to $50.0 million for the year ended December 31, 2002, from $33.8 million for the year ended December 31, 2001. The increase includes an increase in realized capital losses related to other than temporary declines in the value of certain fixed maturity securities partially offset by lower capital losses on the sales of fixed maturity securities.

As a result of the foregoing factors and the inclusion of non-recurring items for the year ended December 31, 2002, net income increased $11.0 million, or 7%, to $178.5 million for the year ended December 31, 2002, from $167.5 million for the year ended December 31, 2001. Non-recurring items for the year ended December 31, 2002, had a negative impact on net income of $4.6 million, net of income taxes, due to the cumulative effect of accounting change, a result of our implementation of SFAS 142. Non-recurring items for the year ended December 31, 2001, had a positive impact on net income of $0.1 million, net of income taxes, due to the cumulative effect of accounting change, a result of our implementation of SFAS 133.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Premiums and other considerations decreased $239.4 million, or 7%, to $3,011.1 million for the year ended December 31, 2001, from $3,250.5 million for the year ended December 31, 2000. Health insurance premiums decreased $181.0 million, primarily resulting from our decision to reinsure 100% of the group Medicare supplement business effective July 1, 2000 and group medical premium rate increases in 2000, which led to increased lapses and lower sales. Life insurance premiums decreased $71.3 million, primarily due to the loss of two large group life customers and, to a lesser extent, a result of the continued shift from individual traditional life insurance products to individual universal and variable universal life insurance products. Group life sales also decreased as a result of pricing actions on our group medical business, as these products are often sold together.

Fees and other revenues increased $26.7 million, or 12%, to $256.7 million for the year ended December 31, 2001, from $230.0 million for the year ended December 31, 2000. Fee revenues from our health insurance business increased $24.4 million, primarily due to growth in the group fee-for-service business and, to a lesser extent, increases in fee rates. Fee revenues from the life insurance business increased $3.5 million, a result of continued growth from the individual universal and variable universal life insurance product partially offset by a decrease in individual traditional life insurance fee revenues related to classifying fees from reinsurance ceded for traditional life insurance as operating expenses. The fees from reinsurance were previously reported as fee revenues.

Net investment income increased $36.5 million, or 6%, to $678.6 million for the year ended December 31, 2001, from $642.1 million for the year ended December 31, 2000. The increase was primarily due to a $265.1 million, or 3%, increase in average invested assets and cash for the segment. Net investment income also increased due to an increase in average investment yields for the segment. The yield on average invested assets and cash was 7.6% for the year ended December 31, 2001, compared to 7.4% for the year ended December 31, 2000.

Benefits, claims and settlement expenses decreased $168.4 million, or 6%, to $2,491.0 million for the year ended December 31, 2001, from $2,659.4 million for the year ended December 31, 2000. Health insurance benefits, claims and settlement expenses decreased $114.1 million primarily due to a reduction in group medical business and our decision to reinsure 100% of the group Medicare supplement business effective July 1, 2000. In general, health insurance benefits as a percentage of premiums decreased due to improved pricing, resulting in lower loss ratios. These decreases were partially offset by reserve releases during the year ended December 31, 2000. Life insurance benefits, claims and settlement expenses decreased $32.9 million primarily due to the loss of two large group life customers and an overall decline in group life business. Disability insurance benefits, claims and settlement expenses decreased $21.4 million, primarily a result of claim reserve strengthening during 2000.

Dividends to policyholders decreased $1.1 million to $307.0 million for the year ended December 31, 2001, from $308.1 million for the year ended December 31, 2000. The decrease was primarily a result of a change in methodology of estimating dividends. Additionally, the dividends in the Closed Block were reduced due to accumulated experience losses.

Operating expenses decreased $70.9 million, or 8%, to $842.7 million for the year ended December 31, 2001, from $913.6 million for the year ended December 31, 2000. Health insurance operating expenses decreased $51.5 million, primarily due to our decision to reinsure 100% of our group Medicare supplement insurance business effective July 1, 2000 and due to expense management in response to an overall decline in health insurance business. Life insurance operating expenses decreased $11.8 million primarily due to a decrease in commission expense resulting from classifying fees from reinsurance ceded for traditional life insurance as operating expenses rather than fee revenues, a decrease in company sponsored benefit plan expenses, and a decrease in commissions resulting from lower sales. The decreases in life insurance operating expenses were partially offset by lower capitalization of deferred policy acquisition costs related to lower sales of individual life insurance. Disability insurance operating expenses decreased $7.6 million due to unlocking of individual disability insurance deferred policy acquisition costs in 2000, a result of changes in profitability assumptions.

Income taxes increased $25.3 million, or 32%, to $104.5 million for the year ended December 31, 2001, from $79.2 million for the year ended December 31, 2000. The effective income tax rate for the segment was 34% for the year ended December 31, 2001, and 33% for the year ended December 31, 2000. The effective income tax rate for the year ended December 31, 2001, was lower than the corporate income tax rate of 35% primarily due to tax-exempt income. The effective income tax rate for the year ended December 31, 2000, was lower than the corporate income tax rate of 35%, primarily due to tax-exempt income and a reduction in a tax reserve as a result of a favorable IRS audit event.

As a result of the foregoing factors, operating earnings increased $38.9 million, or 24%, to $201.2 million for the year ended December 31, 2001, from $162.3 million for the year ended December 31, 2000.

Net realized/unrealized capital losses, as adjusted, increased $81.1 million to $33.8 million of net realized/unrealized capital losses for the year ended December 31, 2001, from $47.3 million of net realized/unrealized capital gains for the year ended December 31, 2000. The decrease primarily related to the sale of our investment in United Payors and United Providers. In 2000, we sold our remaining investment and realized an after-tax capital gain of $58.9 million. To a lesser extent, the decrease was due to an increase in losses from permanent impairments of fixed maturity securities during 2001, including $16.6 million of net realized capital losses related to our investment in Enron and related entities.

As a result of the foregoing factors and the inclusion of non-recurring items for the year ended December 31, 2001, net income decreased $42.1 million, or 20%, to $167.5 million for the year ended December 31, 2001, from $209.6 million for the year ended December 31, 2000. Non-recurring items for the year ended December 31, 2001, had a positive impact on net income of $0.1 million, net of income taxes, due to the cumulative effect of accounting change, a result of our implementation of SFAS 133.

Mortgage Banking Segment

Mortgage Banking Trends

We believe residential mortgages play a central role in the financial planning activities of individuals in the U.S. As a result, our mortgage banking operations complement our portfolio of market-driven financial products and services.

Interest rate trends significantly impact our residential mortgage business. Starting in early 2001 interest rates declined resulting in increases in the production of both purchase and refinance mortgage loans throughout the industry. This trend continued through all of 2002.

We manage growth in the mortgage loan servicing portfolio through retention of mortgage loan production and the acquisition, and occasional sale, of mortgage servicing rights. Our servicing portfolio grew at a compound annual rate of 39% between December 31, 2000 and December 31, 2002. Growth was steady during this period and resulted from strong mortgage loan production net of servicing portfolio prepayments, strong servicing acquisitions and very few servicing sales.

Our residential mortgage loan production and the unpaid principal balances in our residential mortgage loan servicing portfolio as of or for the years ended December 31, 2002, 2001 and 2000 were as follows:

As of or for the year ended	Residential mortgage loan production	Residential mortgage loan servicing portfolio
	(in millions)	
December 31, 2002	**$46,811.2**	**$107,745.3**
December 31, 2001	37,771.3	80,530.5
December 31, 2000	8,311.8	55,987.4

Mortgage Banking Segment Summary Financial Data

The following table presents certain summary financial data relating to the Mortgage Banking segment for the years indicated:

	For the year ended December 31,		
	2002	2001	2000
		(in millions)	
Operating Earnings Data:			
Operating Revenues(1):			
Loan servicing	**$ 590.1**	$403.0	$313.8
Loan production	**562.9**	354.4	46.0
Total operating revenues	**1,153.0**	757.4	359.8
Expenses:			
Loan servicing	**711.8**	407.3	215.3
Loan production	**196.4**	145.0	67.4
Total expenses	**908.2**	552.3	282.7
Pre-tax operating earnings	**244.8**	205.1	77.1
Income taxes	**101.9**	78.4	27.1
Operating earnings	**142.9**	126.7	50.0
Net realized/unrealized capital gains (losses), as adjusted	**—**	—	—
Non-recurring items	**—**	—	—
U.S. GAAP Reported:			
Net income	**$ 142.9**	$126.7	$ 50.0

(1) Excludes net realized/unrealized capital gains (losses) and their impact on recognition of front-end fee revenues and certain market value adjustments to fee revenues.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Total operating revenues increased $395.6 million, or 52%, to $1,153.0 million for the year ended December 31, 2002, from $757.4 million for the year ended December 31, 2001. Residential mortgage loan production revenues increased $208.5 million primarily due to an increase in mortgage loan production, which increased to $46.8 billion for the year ended December 31, 2002, compared to $37.8 billion for the same period a year ago. A $187.1 million increase in residential mortgage loan servicing revenues reflects an increase in the residential mortgage loan servicing portfolio. The average balance of the servicing portfolio was $95.7 billion for the year ended December 31, 2002, compared to $65.8 billion for the same period a year ago. In addition, mortgage loan servicing revenues increased due to a gain on the sale of approximately $300.0 million of delinquent Government National Mortgage Association ("GNMA") loans during the second quarter of 2002. This sale generated revenues of $15.0 million in 2002 with no corresponding sale of loans in 2001.

Total expenses increased $355.9 million, or 64%, to $908.2 million for the year ended December 31, 2002, from $552.3 million for the year ended December 31, 2001. A $304.5 million increase in residential mortgage loan servicing expenses resulted from increased expenses related to growth in the servicing portfolio and a $137.3 million increase in impairment of capitalized mortgage servicing rights net of servicing hedge activity. Residential mortgage loan production expenses increased $51.4 million reflecting the increase in residential mortgage loan production volume.

Income taxes increased $23.5 million, or 30%, to $101.9 million for the year ended December 31, 2002, from $78.4 million for the year ended December 31, 2001. The increase in income taxes primarily resulted from an increase in pre-tax operating earnings. The effective income tax rate for this segment was 42% for the year ended December 31, 2002, and 38% for the year ended December 31, 2001. The increase in the effective tax rate to 42% for the year ended December 31, 2002, from 38% for the year ended December 31, 2001, was primarily due to the cumulative effect of increasing deferred tax liabilities and deferred tax expense for a change in the state income tax apportionment factor, a result of our sale of substantially all of BT Financial Group.

As a result of the foregoing factors, operating earnings and net income increased $16.2 million, or 13%, to $142.9 million for the year ended December 31, 2002, from $126.7 million for the year ended December 31, 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Total operating revenues increased $397.6 million to $757.4 million for the year ended December 31, 2001, from $359.8 million for the year ended December 31, 2000. A $308.4 million increase in mortgage loan production revenues reflects the increase in mortgage loan production volume during the year ended December 31, 2001. In addition, an increase of $89.2 million in mortgage loan servicing revenues reflects the growth in the mortgage loan servicing portfolio. The decline in interest rates in 2001 resulted in mortgage loan production of $37.8 billion for the year ended December 31, 2001, compared to $8.3 billion for the same period a year ago. The average balance of the servicing portfolio was $65.8 billion for the year ended December 31, 2001, compared to $52.6 billion for the same period a year ago.

Total expenses increased $269.6 million, or 95%, to $552.3 million for the year ended December 31, 2001, from $282.7 million for the year ended December 31, 2000. A $192.0 million increase in mortgage loan servicing expenses was primarily a result of an impairment of capitalized mortgage loan servicing rights and, to a lesser extent, due to growth in the mortgage loan servicing portfolio. The impairment was partially offset by an increase in net gains on servicing hedge activity recognized in the year ended December 31, 2001, compared to the year ended December 31, 2000. Mortgage loan production expenses increased $77.6 million, reflecting the increase in mortgage loan production volume.

Income taxes increased $51.3 million to $78.4 million for the year ended December 31, 2001, from $27.1 million for the year ended December 31, 2000. The effective income tax rate for this segment was 38% for the year ended December 31, 2001, and 35% for the year ended December 31, 2000. The effective income tax rate for the year ended December 31, 2001, was higher that the corporate income tax rate of 35% due to the allocation of deferred state taxes, relating to both current and prior years, recorded in 2001. This allocation will increase the effective income tax rate for this segment in future reporting periods.

As a result of the foregoing factors, operating earnings and net income increased $76.7 million to $126.7 million for the year ended December 31, 2001, from $50.0 million for the year ended December 31, 2000.

Corporate and Other Segment

Corporate and Other Segment Summary Financial Data

The following table presents certain summary financial data relating to the Corporate and Other segment for the years indicated:

	For the year ended December 31, 2002	2001	2000
		(in millions)	
Operating Earnings Data:			
Operating Revenues(1):			
Total operating revenues	**$(15.1)**	$101.7	$ 98.2
Expenses:			
Total expenses	**33.4**	44.2	15.5
Pre-tax operating earnings (loss)	**(48.5)**	57.5	82.7
Income taxes (benefits)	**(31.5)**	19.4	15.0
Operating earnings (loss)	**(17.0)**	38.1	67.7
Net realized/unrealized capital gains (losses), as adjusted	**44.2**	(93.3)	80.3
Non-recurring items	**114.4**	(20.4)	(101.0)
U.S. GAAP Reported:			
Net income (loss)	**$141.6**	$(75.6)	$ 47.0

(1) Excludes net realized/unrealized capital gains (losses) and their impact on recognition of front-end fee revenues and certain market value adjustments to fee revenues.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Total operating revenues decreased $116.8 million to a negative $15.1 million for the year ended December 31, 2002, from a positive $101.7 million for the year ended December 31, 2001. Net investment income decreased $62.8 million, reflecting a decrease in investment gains on real estate due to lower sales of certain real estate held-for-sale, compared to an unusually high volume of sales experienced in 2001. In addition, net investment income decreased $39.3 million due to a decrease of average investment yields for the segment. The decrease in total revenues was also partially due to a $21.9 million increase in inter-segment eliminations included in this segment, which was primarily offset by a corresponding change in total expenses.

Total expenses decreased $10.8 million, or 24%, to $33.4 million for the year ended December 31, 2002, from $44.2 million for the year ended December 31, 2001. Inter-segment eliminations included in this segment increased $21.0 million, resulting in a decrease in total expenses. In addition, a $6.8 million decrease related to a prior year write-off of a non-invested asset. These decreases were partially offset by an $11.0 million increase in interest expense, primarily due to interest related to federal income tax audit activities as well as a $6.8 million increase due to costs associated with operating as a public company.

Income tax benefits increased $50.9 million to a $31.5 million income tax benefit for the year ended December 31, 2002, from $19.4 million of income tax expense for the year ended December 31, 2001. The increase was primarily a result of a decrease in pre-tax operating earnings. The increase was also due to a decrease in income tax reserves established for contested IRS tax audit matters.

As a result of the foregoing factors, operating earnings decreased $55.1 million to $17.0 million of operating loss for the year ended December 31, 2002, from $38.1 million of operating earnings for the year ended December 31, 2001.

Net realized/unrealized capital gains, as adjusted, increased $137.5 million to $44.2 million of net realized/unrealized capital gains for the year ended December 31, 2002, from $93.3 million of net realized/

unrealized capital losses for the year ended December 31, 2001. The increase was primarily due to realized capital gains related to the sale of our investment in Coventry in February 2002, and to a lesser extent, other sales of invested assets. The increases were partially offset by the mark to market of certain seed money investments.

As a result of the foregoing factors and the inclusion of non-recurring items, net income increased $217.2 million to $141.6 million of net income for the year ended December 31, 2002, from $75.6 million of net loss for the year ended December 31, 2001. For the year ended December 31, 2002, net income included the effect of non-recurring items totaling $114.4 million, net of income taxes, related to: (1) the positive effect of the settlement of an IRS audit issue ($138.0 million) and (2) the negative effects of (a) an increase in our loss contingency reserve for sales practices litigation ($21.6 million) and (b) expenses related to our demutualization ($2.0 million). For the year ended December 31, 2001, net loss included the effect of non-recurring items totaling $20.4 million, net of income taxes, related to: (1) the negative effects of (a) expenses related to our demutualization ($18.6 million) and (b) an increase in our loss contingency reserve for sales practices litigation ($5.9 million) and (2) the positive effect of investment income generated from the proceeds of our IPO ($4.1 million).

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Total operating revenues increased $3.5 million, or 4%, to $101.7 million for the year ended December 31, 2001, from $98.2 million for the year ended December 31, 2000. Net investment income increased $14.0 million, reflecting an increase in average invested assets and cash. The increase in total revenues was also partially due to a $1.7 million decrease in inter-segment eliminations included in this segment, which was offset by a corresponding change in total expenses. The increases were partially offset by an $11.2 million decrease in net investment income due to a decrease in average investment yields for the segment.

Total expenses increased $28.7 million to $44.2 million for the year ended December 31, 2001, from $15.5 million for the year ended December 31, 2000. Interest expense increased $32.3 million, primarily due to a net recovery in 2000 of previously paid interest related to a successful tax audit appeal. An increase of $6.8 million related to the write-off of a non-invested asset. Interest expense on short-term borrowings increased $3.1 million. The increase in total expenses was also partially due to a $1.7 million decrease in inter-segment eliminations included in this segment. The increases were partially offset by a $9.3 million decrease of interest expense as a result of extinguishment of commercial real estate debt on home office properties. In addition, interest expense on private debt securities and commercial paper issued in connection with the acquisition of BT Financial Group decreased $5.9 million, a result of the impact of the weakening of the Australian dollar versus the U.S. dollar and repayment of the commercial paper.

Income tax expense increased $4.4 million, or 29%, to $19.4 million for the year ended December 31, 2001, from $15.0 million for the year ended December 31, 2000. The increase was primarily due to tax-exempt income in 2000, and, to a lesser extent, due to a decrease in income tax reserves established for contested IRS tax audit matters in 2000.

As a result of the foregoing factors, operating earnings decreased $29.6 million, or 44%, to $38.1 million for the year ended December 31, 2001, from $67.7 million for the year ended December 31, 2000.

Net realized/unrealized capital gains (losses), as adjusted, decreased $173.6 million to $93.3 million of net realized/unrealized capital losses for the year ended December 31, 2001, from $80.3 million of net realized/unrealized capital gains for the year ended December 31, 2000. The decrease was primarily due to an increase in net realized capital losses for the year ended December 31, 2001, on sales of equity securities and real estate. The decrease included $10.5 million of net realized capital losses related to our investment in Enron and related entities.

As a result of the foregoing factors and the inclusion of non-recurring items, net loss increased $122.6 million to a net loss of $75.6 million for the year ended December 31, 2001, from $47.0 million of net income for the year ended December 31, 2000. For the year ended December 31, 2001, net income included the effect of non-recurring items totaling $20.4 million, net of income taxes, related to: (1) the negative effects of (a) expenses related to our demutualization ($18.6 million) and (b) an increase in our loss contingency reserve for sales practices litigation ($5.9 million) and (2) the positive effect of investment income generated from the proceeds of our IPO ($4.1 million). For the year ended December 31, 2000, net income included the negative effects of non-recurring items totaling $101.0 million, net of income taxes, related to: (1) a loss contingency reserve established for sales practices litigation ($93.8 million) and (2) expenses related to our demutualization ($7.2 million).

Liquidity and Capital Resources

The Holding Companies

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of business operations. Our parent holding company, Principal Financial Group, Inc., is a Delaware business corporation, whose assets primarily consist of the outstanding capital stock of its subsidiaries. As a holding company, Principal Financial Group Inc.'s ability to meet cash requirements, including the payments of dividends on common stock and the repurchase of stock, substantially depends upon dividends from subsidiaries, primarily Principal Life. The payment of stockholder dividends by Principal Life to its parent company is limited by Iowa laws. Under Iowa laws, Principal Life may pay dividends only from the earned surplus arising from its business and must receive the prior approval of the Insurance Commissioner of the State of Iowa ("the Commissioner") to pay a stockholder dividend if such a stockholder dividend would exceed certain statutory limitations. The current statutory limitation is the greater of:

- 10% of Principal Life's statutory policyholder surplus as of the previous year-end; or
- the statutory net gain from operations from the previous calendar year.

Iowa law gives the Commissioner discretion to disapprove requests for dividends in excess of these limits. Based on this limitation and 2002 statutory results, Principal Life could pay approximately $746.6 million in stockholder dividends in 2003 without exceeding the statutory limitation. Principal Life was able to pay approximately $640.3 million in statutory dividends in 2002 based on its 2001 statutory financial results without being subject to the restrictions on payment of extraordinary stockholder dividends.

Total stockholder dividends paid by Principal Life to its parent company in 2002 and 2001 were $590.2 million and $734.7 million, respectively.

Another source of liquidity is issuance of our common stock. In 2002, proceeds from the issuance of our common stock were $22.0 million. In 2001, net proceeds from our IPO totaled $1,753.9 million, of which we retained $64.2 million for working capital, payment of dividends, and other general corporate purposes. The remaining $1,689.7 million was contributed to Principal Life principally to fund demutualization compensation to policyholders in the form of policy credits and cash, and to cover certain expenses related to our demutualization. In addition, net proceeds from the issuance of additional shares for the exercise of the over-allotment options granted to the underwriters in the IPO, totaled $265.4 million, all of which we retained for repurchase of shares issued in the exercise of the over-allotment options.

In 2002, we paid $83.8 million in dividends to shareholders. We paid a dividend of $0.25 per share on December 9, 2002, to shareholders of record as of November 8, 2002.

In the last two years, our board of directors has authorized various repurchase programs under which we are allowed to purchase shares of our outstanding common stock. Shares repurchased under these programs are accounted for as treasury stock, carried at cost and reflected as a reduction to stockholders' equity.

On November 26, 2002, our board of directors authorized a third repurchase program of up to $300.0 million of our outstanding common stock. The repurchases will be made in the open market or through privately negotiated transactions, from time to time, depending on market conditions. No purchases were made under this program as of December 31, 2002.

Earlier in 2002, our board of directors authorized two repurchase programs that were completed with the purchase of 27.0 million shares in the open market at an aggregate cost of $750.0 million.

On November 27, 2001, our board of directors authorized a repurchase program of up to 15.3 million shares of our outstanding common stock. This program was completed by December 31, 2001, with the purchase of 13.0 million shares through an accelerated share repurchase program and 2.3 million shares through the open market and privately negotiated transactions at an aggregate cost of $367.7 million. The 13.0 million shares purchased under the accelerated share repurchase program were subject to a future contingent purchase price adjustment. The adjustment was based upon the difference between the market price of our common stock as of December 14, 2001, and its volume weighted-average price over an extended trading period as outlined in the forward stock purchase contract. Settlement of this contract occurred in February 2002 with a cash payment of $0.4 million.

Sources of liquidity also include facilities for short-term and long-term borrowing as needed, arranged through our intermediate holding company, Principal Financial Services Inc. ("PFSI"), and its subsidiaries. See "Contractual Obligations and Commercial Commitments" below.

Principal Life

Historically, the principal cash flow sources for Principal Life have been premiums from life and health insurance products, pension and annuity deposits, asset management fee revenues, administrative services fee revenues, income from investments, proceeds from the sales or maturity of investments, long-term debt and short-term borrowings. Cash outflows consist primarily of payment of benefits to policyholders and beneficiaries, income and other taxes, current operating expenses, payment of dividends to policyholders, payments in connection with investments acquired, payments made to acquire subsidiaries, payment of dividends to parent, and payments relating to policy and contract surrenders, withdrawals, policy loans, interest expense and repayment of short-term borrowings and long-term debt.

Principal Life maintains investment strategies generally intended to provide adequate funds to pay benefits without forced sales of investments. Products having liabilities with longer lives, such as life insurance and full-service payout pension products, are matched with assets having similar estimated lives such as mortgage loans, long-term bonds and private placement bonds. Shorter-term liabilities are matched with investments such as short and medium-term fixed maturities. In addition, highly liquid, high quality short-term investments are held to fund anticipated operating expenses, surrenders, withdrawals and development and maintenance expenses associated with new products and technologies. Our privately placed fixed maturity securities, commercial mortgage loans and real estate investments are generally less liquid than our publicly traded fixed maturity securities. As of December 31, 2002 and 2001, these asset classes represented approximately 43% and 49%, respectively, of the value of our consolidated invested assets. See "Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk" for a discussion of duration matching.

Life insurance companies generally produce a positive cash flow from operations, as measured by the amount by which cash inflows are adequate to meet benefit obligations to policyholders and normal operating expenses as they are incurred. The remaining cash flow is generally used to increase the asset base to provide funds to meet the need for future policy benefit payments and for writing and acquiring new business. It is important to match the investment portfolio maturities to the cash flow demands of the type of annuity, investment or insurance product being provided. Principal Life continuously monitors benefits, surrenders and maturities to provide projections of future cash requirements. As part of this monitoring process, Principal Life performs cash flow testing of many of its assets and liabilities under various scenarios to evaluate the adequacy of reserves. In developing its investment strategy, Principal Life establishes a level of cash and securities which, combined with expected net cash inflows from operations, maturities of fixed maturity investments and principal payments on mortgage-backed securities and commercial mortgage loans, are believed adequate to meet anticipated short-term and long-term benefit and expense payment obligations. There can be no assurance that future experience regarding benefits and surrenders will be similar to historic experience since withdrawal and surrender levels are influenced by such factors as the interest rate environment and the claims paying ability and financial strength ratings of Principal Life.

Principal Life takes into account asset-liability management considerations in the product development and design process. Contract terms of 95% and 96% of Principal Life's universal and variable universal life insurance products as of December 31, 2002 and 2001, respectively, include surrender and withdrawal provisions which mitigate the risk of losses due to early withdrawals. These provisions generally do one or more of the following: limit the amount of penalty-free withdrawals; limit the circumstances under which withdrawals are permitted; or assess a surrender charge or market value adjustment relating to the underlying assets. The market value adjustment feature in Principal Life's fixed annuity products adjusts the surrender value of a contract in the event of surrender prior to the end of the contract period to protect Principal Life against losses due to higher interest rates at the time of surrender.

Our GICs and funding agreements contain provisions limiting early surrenders, including penalties for early surrenders and minimum notice requirements. Put provisions give customers the option to terminate a contract prior to maturity, provided they give a minimum notice period.

The following table presents U.S. GAAP reserves for guaranteed investment contracts and funding agreements by withdrawal provisions as of December 31, 2002 and 2001:

	As of December 31,	
	2002	2001
	(in millions)	
Book Value Out(1)		
Puttable:		
Less than 30 days' put	$ —	$ —
30 to 89 days' put	—	—
90 to 180 days' put	—	—
More than 180 days' put	**55.1**	55.1
No active put provision(2)	—	—
Total puttable	**55.1**	55.1
Surrenderable:		
Book value out without surrender charge	**9.5**	22.9
Book value out with surrender charge	**869.5**	396.3
Total surrenderable	**879.0**	419.2
Total book value out	**934.1**	474.3
Market Value Out(3)		
Less than 30 days' notice	**8.4**	26.9
30 to 89 days' notice	**116.3**	281.9
90 to 180 days' notice	**981.2**	1,133.6
More than 180 days' notice	**4,623.8**	4,795.6
No active surrender provision	**71.0**	238.5
Total market value out	**5,800.7**	6,476.5
Not puttable or surrenderable	**13,405.9**	11,502.1
Total GICs and funding agreements	**$20,140.7**	$18,452.9

(1) Book Value Out: The amount equal to the sum of deposits less withdrawals with interest accrued at the contractual interest rate.

(2) Contracts currently in initial lock-out period but which will become puttable with 90 days' notice at some time in the future.

(3) Market Value Out: The amount equal to the book value out plus a market value adjustment to adjust for changes in interest rates.

International Operations

We expect to receive approximately $938.4 million of proceeds from our sale of substantially all of BT Financial Group to Westpac. This amount includes cash proceeds, expected tax benefits, and a gain from unwinding the hedged asset associated with debt used to acquire BT Financial Group in 1999. An additional future contingent receipt of $80.0 million may by received in 2004, if Westpac experiences growth in their retail assets under management. As of December 31, 2002, we have received $667.5 million of the expected proceeds.

Our Brazilian and Chilean operations, along with one of our Mexican companies, produced positive cash flow from operations for the years ended December 31, 2002 and 2001. These cash flows have been historically maintained at the local country level for strategic expansion purposes. Our international operations have required an infusion of capital of $95.8 million for the year ended December 31, 2002, primarily to fund our acquisitions of Zurich AFORE and AFORE Tepeyac in Mexico. We have also required infusions of capital of $44.7 million and $75.8 million for the years ended December 31, 2001 and 2000, respectively, primarily to meet the cash outflow requirements of our international operations. These other international operations are primarily in the start-up stage or are expanding in the short-term. Our capital funding of these operations is consistent with our long-term strategy to establish viable companies that can sustain future growth from internally generated sources.

Sources and Uses of Cash of Consolidated Operations

Net cash provided by operating activities was $5,564.0 million, $4,057.4 million and $2,792.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in 2002 compared to 2001 is primarily related to an increase in mortgage banking servicing and production fees, an increase in funds collected on behalf of investors, related to mortgage banking services, increases in bank deposits, as well as decreases in income tax payments and cash paid for benefits, claims and settlement expenses. The increase in 2001 compared to 2000 resulted primarily from increases in mortgage banking servicing and production fees, increases in single premium annuity sales, in addition to increases in funds collected on behalf of investors, related to mortgage banking services.

Net cash used in investing activities was $4,078.1 million, $3,738.0 million and $1,393.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in cash used in 2002 compared to 2001 was primarily due to an increase during 2002 in the volume of net mortgage loans purchased and sold. Also contributing to the increase in cash used was the decline in real estate sales from the prior year. Offsetting these increases in cash used was the sale of substantially all of BT Financial Group, as well as the sale of our shares of Coventry stock. The increase in cash used in 2001 compared to 2000 resulted from an increase in the volume of mortgage loans purchased and sold in 2001 as well as an increase in net mortgage loan servicing rights purchased, as a result of increased mortgage loan production in 2001.

Net cash used in financing activities was $1,008.5 million, $549.2 million and $1,006.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in net cash used in 2002 compared to 2001 is primarily from the non-recurrence of the impact from the prior year's IPO, in addition to the repurchase of shares or our common stock and payments of dividends in 2002. Partially offsetting the increases in cash used was an increase in investment contract deposits, net of withdrawals. The decrease in cash used in 2001 compared to 2000 was primarily due to the receipt of net proceeds from issuance of common stock in conjunction with our IPO. Partially offsetting this decrease in cash used were payments made to eligible policyholders as part of our demutualization and the repurchase of shares of our common stock.

Given the historical cash flow of our subsidiaries and the financial results of these subsidiaries, we believe the cash flow from our consolidated operating activities over the next year will provide sufficient liquidity for our operations, as well as satisfy interest payments and any payments related to debt servicing.

Contractual Obligations and Commercial Commitments

The following tables present payments due by period for contractual obligations as of December 31, 2002 and 2001:

	As of December 31, 2002				
Contractual Obligations	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
			(in millions)		
Long-term debt(1)	**$1,332.5**	**$116.9**	**$ 326.3**	**$117.7**	**$ 771.6**
Operating leases(2)	**153.3**	**51.6**	**55.9**	**22.5**	**23.3**
Non-recourse medium-term notes(3)	**3,583.5**	**573.3**	**1,357.9**	**133.0**	**1,519.3**
Total contractual cash obligations	**$5,069.3**	**$741.8**	**$1,740.1**	**$273.2**	**$2,314.2**

	As of December 31, 2001				
Contractual Obligations	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
			(in millions)		
Long-term debt(1)	$1,378.4	$165.1	$288.8	$ 5.4	$ 919.1
Operating leases(2)	205.2	57.3	81.3	42.4	24.2
Non-recourse medium-term notes(3)	3,298.4	160.2	966.3	813.4	1,358.5
Total contractual cash obligations	$4,882.0	$382.6	$866.2	$518.0	$3,115.2

(1) The following are included in long-term debt:

On August 25, 1999, we issued $665.0 million of unsecured redeemable long-term debt ($200.0 million of 7.95% notes due August 15, 2004, and $465.0 million in 8.2% notes due August 15, 2009). Interest on the notes is payable semiannually on February 15 and August 15 of each year, commencing February 15, 2000. We used the net proceeds from the notes to partially fund the purchase of the outstanding stock of several companies affiliated with Bankers Trust Australia Group. The long-term debt resides in our wholly-owned subsidiary, PFSI.

On March 10, 1994, Principal Life issued $300.0 million of surplus notes, including $200.0 million due March 1, 2024, at a 7.875% annual interest rate and the remaining $100.0 million due March 1, 2044, at an 8% annual interest rate. No affiliates of ours hold any portion of the notes. Each payment of interest and principal on the notes, however, may be made only with the prior approval of the Commissioner and only to the extent that Principal Life has sufficient surplus earnings to make such payments. For each of the years ended December 31, 2002, 2001 and 2000, interest of $23.8 million was approved by the Commissioner, paid and charged to expense.

Long-term debt also includes mortgages and other notes payable related to real estate developments. Along with certain subsidiaries, we had $378.0 million in credit facilities with various financial institutions, in addition to obtaining loans with various lenders to finance real estate developments. Outstanding principal balances as of December 31, 2002, range from $0.2 million to $100.9 million per development with interest rates generally ranging from 6.0% to 8.6%. Outstanding principal balances as of December 31, 2001, range from $0.1 million to $101.9 million per development with interest rates generally ranging from 7.2% to 8.6%.

(2) As a lessee, we lease office space, data processing equipment, corporate aircraft and office furniture and equipment under various operating leases.

(3) Non-recourse medium term notes represent claims under funding agreements issued to institutional investors in international markets. Principal Life has a $4.0 billion European medium term note program, under which a consolidated offshore special purpose entity was created to issue nonrecourse medium-term notes. Under the program, the proceeds of each note issuance are used to purchase a funding agreement from Principal Life, which is used to secure that particular series of notes. The payment terms

of any particular series of notes match the payment terms of the funding agreement that secures that series. Claims for principal and interest under those international funding agreements are afforded equal priority of claims of life insurance and annuity policyholders under insolvency provisions of Iowa Insurance Laws and, accordingly, are reported as contractholder funds liabilities in Principal Life's consolidated statement of financial position.

The components of short-term debt as of December 31, 2002 and 2001, are as follows:

	As of December 31,	
	2002	**2001**
	(in millions)	
Commercial paper	**$157.5**	$199.9
Other recourse short-term debt	**38.6**	22.0
Non-recourse short-term debt	**368.7**	289.7
Total short-term debt	**$564.8**	$511.6

Short-term debt consists primarily of commercial paper and outstanding balances on revolving credit facilities with various financial institutions. As of December 31, 2002, we had credit facilities with various financial institutions in an aggregate amount of $1.4 billion. These credit facilities include $700.0 million in credit facilities to finance a commercial mortgage-backed securities ("CMBS") pipeline, and $100.0 million in credit facilities to purchase certain CMBS securities for investment purposes. In addition, we may borrow up to $600.0 million on a back-stop facility to support our $1.0 billion commercial paper program, of which there were no outstanding balances as of December 31, 2002.

The weighted-average interest rates on short-term borrowings as of December 31, 2002 and 2001, were 1.80% and 2.30%, respectively.

Off-Balance Sheet Arrangements

We have entered into certain contracts to: 1) fund residential mortgage loan production, and 2) sell qualifying delinquent residential mortgage loans. As appropriate under U.S. GAAP, the contracts involve special purpose entities ("SPEs") or trusts that are not reported on our consolidated statement of financial position.

Residential Mortgage Loan Production. In June 2000, our mortgage banking segment created a special purpose bankruptcy remote entity, Principal Residential Mortgage Capital Resources, LLC ("PRMCR"), to provide an off-balance sheet source of funding for our residential mortgage loan production. We sell eligible residential mortgage loans to PRMCR, where they are warehoused until sold to the final investor. We sold approximately $47.1 billion and $38.0 billion in mortgage loans to PRMCR in 2002 and 2001, respectively. The maximum amount of mortgage loans, which can be warehoused in PRMCR, has increased from $1.0 billion at inception to $4.0 billion as of December 31, 2002. PRMCR held $4.0 billion and $3.0 billion in mortgage loans held for sale as of December 31, 2002 and 2001, respectively. The portfolio of loans held for sale by PRMCR must meet portfolio criteria, eligibility representations, and portfolio aging limitations. Based on these eligibility representations, we are required to repurchase ineligible loans from PRMCR. During 2002, we repurchased $51.9 million of ineligible loans from PRMCR.

PRMCR is capitalized by equity certificates owned by third party investors not affiliated with us or our affiliates, directors, or officers and thus, is not consolidated. The equity holders bear the risk of loss on defaulted mortgages. At December 31, 2002 and 2001, PRMCR had outstanding equity certificates of $193.0 million. PRMCR also issues short-term secured liquidity notes as well as medium term notes to provide funds for its purchase of mortgage loans from us. At December 31, 2002, PRMCR had outstanding secured liquidity notes of $2.2 billion, three-year fixed term notes of $800.0 million and five-year variable term notes of $800.0 million. At December 31, 2001, PRMCR had outstanding secured liquidity notes of $1.3 billion, three-year fixed term notes of $800.0 million and five-year variable term notes of $800.0 million. All borrowings are collateralized by the assets of PRMCR.

We paid a commitment fee to PRMCR based on the overall warehouse limit. PRMCR used a portion of the fee to fund a cash collateral account maintained at PRMCR. These funds are available as additional collateral to cover credit related losses on defaulted mortgage loans. The balance in the account was $24.0 million at December 31, 2002 and 2001, and is reflected in other assets on our consolidated statements of financial position. We maintain a right to the servicing of the mortgage loans held by PRMCR and retain servicing upon the sale of the majority of the mortgage loans to the final investors. As the servicer, we receive a monthly servicing fee and may earn additional incentive servicing fees upon successful completion of our servicing responsibilities. We received $23.3 million and $12.6 million in servicing and incentive servicing fees from PRMCR in 2002 and 2001, respectively. Any unpaid and earned incentive fees as well as any remaining amounts in the cash collateral account will be returned to us upon the termination of PRMCR. Additionally, as the servicer, we are required to advance to PRMCR those payments due from borrowers, but not received, as of specified cutoff dates. In addition, we perform certain secondary marketing, accounting and various administrative functions on behalf of PRMCR.

In order to hedge interest rate risk and non-credit related market value risk associated with its inventory of mortgage loans held for sale, PRMCR entered into swaps with counterparties not affiliated with us or PRMCR. The swap counterparties are required to maintain certain minimum ratings as approved by the rating agencies. Through separate swap agreements with the swap counterparties that mirror the original swaps with PRMCR, the interest rate risk and non-credit related market value components are swapped back to us.

Delinquent Residential Mortgage Loan Funding. In October 2000, our mortgage banking segment created a wholly-owned, unconsolidated qualifying special purpose entity, Principal Residential Mortgage Funding, LLC ("PRMF"), to provide an off-balance sheet source of funding for up to $250.0 million of qualifying delinquent mortgage loans. The limit was increased to $550.0 million in December 2002. We sell qualifying delinquent FHA and VA mortgage loans to PRMF which then transfers the loans to Principal Residential Mortgage EBO Trust ("Trust"), an unaffiliated Delaware business trust. The Trust funds its acquisitions of mortgage loans by selling participation certificates, representing an undivided interest in the Trust, to commercial paper conduit purchasers, who are not affiliated with us or any of our affiliates, directors or officers. At December 31, 2002 and 2001, the Trust held $405.1 million and $273.5 million in mortgage loans, respectively. and had outstanding participation certificates of $382.8 million and $256.9 million, respectively.

Residential mortgage loans typically remain in the Trust until they are processed through the foreclosure claim process, are paid-off or reinstate. Mortgage loans that reinstate are no longer eligible to remain in the Trust and are required to be removed at fair market value by us at the monthly settlement date following reinstatement.

We are retained as the servicer of the mortgage loans and also perform accounting and various administrative functions on behalf of PRMF, in our capacity as the managing member of PRMF. As the servicer, we receive a servicing fee pursuant to the pooling and servicing agreement. We may also receive a successful servicing fee only after all other conditions in the monthly cash flow distribution are met. We received $23.4 million and $8.5 million in servicing and successful servicing fees from PRMF in 2002 and 2001, respectively. At December 31, 2002 and 2001, our residual interest in such cash flows was $32.7 million and $21.5 million, respectively, and was recorded in other assets on the consolidated statements of financial position. The value of the residual interest was based on the net present value of expected cash flows from PRMF, reduced by estimates of foreclosure losses associated with the related loans. We are required to advance funds for payment of interest on the participation certificates and other carrying costs, if sufficient cash is not available in the trust collection account to meet this obligation.

We and the Trust are parties to a cost of funds hedge agreement. We pay the weighted average cost of funds on the participation certificates plus fees and expenses and receive weighted average coupon of mortgage loans in the Trust less a spread.

Guarantees and Indemnifications

Our fundamental business approach is to avoid guarantees or other commitments to or on behalf of affiliated companies of Principal Financial Group, Inc. Affiliates are encouraged to operate as autonomously as possible; however, there are instances where a rated entity within Principal Financial Group, Inc. provides a guarantee to or on behalf of an affiliate. The guarantees typically supplement a partially secured transaction, but require the additional enhancement provided by the guarantee to make the transaction more economical for our organization.

Various businesses throughout our organization have a range of standard guarantees and commitments to or on behalf of affiliated entities within the organization in connection with managing the risks of these businesses. We continually manage liabilities that have any acceleration, additional collateral support, changes in terms, or creation of additional financial obligations in our regular liquidity analysis. We have found all of these obligations to be manageable and do not believe they materially impact our liquidity or capital resources.

In the normal course of business, we have provided guarantees to third parties primarily on behalf of real estate associates, a former subsidiary and joint ventures. These agreements generally expire from 2003 through 2015. The estimated maximum exposure under these agreements is approximately $155.0 million; however, we believe the likelihood is remote that material payments will be required and therefore have not accrued for a liability on our consolidated statement of financial position. Should we be required to perform under these guarantees, we could recover a portion of the loss from third parties through recourse provisions included in agreements with such parties, the sale of assets held as collateral that can be liquidated in the event that performance is required under the guarantees or other recourse available to us, minimizing the impact to our results of operations.

We are also subject to certain indemnification obligations under agreements with previously sold subsidiaries and other transactions arising under the normal course of business. While we are unable to estimate with certainty the ultimate legal and financial liability with respect to these indemnifications, we believe the likelihood is remote that material payments would be required under such indemnifications and therefore would not result in a material adverse affect on our business, financial position or results of operations.

Investments

We had total consolidated assets as of December 31, 2002, of $89.9 billion, of which $49.0 billion were invested assets. The rest of our total consolidated assets are comprised primarily of separate account assets for which we do not bear investment risk. Because we generally do not bear any investment risk on assets held in separate accounts, the discussion and financial information below does not include such assets. Of our invested assets, $47.5 billion were held by our U.S. operations and the remaining $1.5 billion were held by our International Asset Management and Accumulation segment.

U.S. Investment Operations

Our U.S. invested assets are managed by Principal Global Investors, a subsidiary of Principal Life. Our primary investment objective is to maximize after-tax returns consistent with acceptable risk parameters.

We seek to protect policyholders' benefits by optimizing the risk/return relationship on an ongoing basis, through asset/liability matching, reducing the credit risk, avoiding high levels of investments that may be redeemed by the issuer, maintaining sufficiently liquid investments and avoiding undue asset concentrations through diversification. We are exposed to three primary sources of investment risk:

- credit risk, relating to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest;

- *interest rate risk, relating to the market price and/or cash flow variability associated with changes in market yield curves; and*

- equity risk, relating to adverse fluctuations in a particular common stock.

Our ability to manage credit risk is essential to our business and our profitability. We devote considerable resources to the credit analysis of each new investment. We manage credit risk through industry, issuer and asset class diversification. Our Investment Committee, appointed by our board of directors, establishes all investment policies and reviews and approves all investments. As of December 31, 2002, there are eleven members on the Investment Committee, one of whom is a member of our board of directors. The remaining members are senior management members representing various areas of our company.

We also seek to reduce call or prepayment risk arising from changes in interest rates in individual investments. We limit our exposure to investments that are prepayable without penalty prior to maturity at the option of the issuer, and we require additional yield on these investments to compensate for the risk that the issuer will exercise such option. We assess option risk in all investments we make and, when we take that risk, we price for it accordingly.

Our Fixed Income Securities Committee, consisting of fixed income securities senior management members, approves the credit rating for the fixed maturity securities we purchase. Teams of security analysts organized by industry focus either on the public or private markets and analyze and monitor these investments. In addition, we have teams who specialize in residential mortgage-backed securities, commercial mortgage-backed securities and public below investment grade securities. We establish a credit reviewed list of approved public issuers to provide an efficient way for our portfolio managers to purchase liquid bonds for which credit review has already been completed. Issuers remain on the list for six months unless removed by our analyst. Our analysts monitor issuers on the list on a continuous basis with a formal review documented every six months or more frequently if material events affect the issuer. The analysis includes both fundamental and technical factors. The fundamental analysis encompasses both quantitative and qualitative analysis of the issuer.

The qualitative analysis includes an assessment of both accounting and management aggressiveness. In addition, technical indicators such as stock price volatility and credit default swap levels are monitored.

Our Fixed Income Securities Committee also reviews private transactions on a continuous basis to assess the quality ratings of our privately placed investments. We regularly review our investments to determine whether we should re-rate them, employing the following criteria:

- material declines in the issuer's revenues or margins;

- significant management or organizational changes;

- significant uncertainty regarding the issuer's industry;

- debt service coverage or cash flow ratios that fall below industry-specific thresholds;

- violation of financial covenants; and

- other business factors that relate to the issuer.

A dedicated risk management team is responsible for centralized monitoring of the commercial mortgage portfolio. We apply a variety of strategies to minimize credit risk in our commercial mortgage loan portfolio. When considering the origination of new commercial mortgage loans, we review the cash flow fundamentals of the property, make a physical assessment of the underlying security, conduct a comprehensive market analysis and compare against industry lending practices. We use a proprietary risk rating model to evaluate all new and a majority of existing loans within the portfolio. The proprietary risk model is designed to stress projected cash flows under simulated economic and market downturns. Our lending guidelines are designed to encourage 75% or less loan-to-value ratios and a debt service coverage ratio of at least 1.2 times. We analyze investments outside of these guidelines based on cash flow quality, tenancy and other factors. The weighted average loan-to-value ratio at origination for brick and mortar commercial mortgages in our portfolio was 67% and the debt service coverage ratio at loan inception was 1.9 times as of December 31, 2002.

We have limited exposure to equity risk in our common stock portfolio. Equity securities accounted for only 1% of our U.S. invested assets as of December 31, 2002.

Our investment decisions and objectives are a function of the underlying risks and product profiles of each primary business operation. In addition, we diversify our product portfolio offerings to include products that contain features that will protect us against fluctuations in interest rates. Those features include adjustable crediting rates, policy surrender charges and market value adjustments on liquidations. For further information on our management of interest rate risk, see "Quantitative and Qualitative Disclosures about Market Risk".

Overall Composition of U.S. Invested Assets

U.S. invested assets as of December 31, 2002, were predominantly of high quality and broadly diversified across asset class, individual credit, industry and geographic location. As shown in the following table, the major categories of U.S. invested assets are fixed maturity securities and commercial mortgages. The remainder is invested in real estate, equity securities and other assets. In addition, policy loans are included in our invested assets. The following discussion analyzes the composition of U.S. invested assets, but excludes invested assets of the participating separate accounts.

U.S. Invested Assets

	As of December 31,			
	2002		2001	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
Fixed maturity securities				
Public	**$22,766.8**	**48%**	$18,227.6	42%
Private	**10,440.3**	**22**	10,800.2	25
Equity securities	**358.1**	**1**	812.3	2
Mortgage loans				
Commercial	**9,365.8**	**20**	9,740.4	22
Residential	**1,463.6**	**3**	1,144.2	3
Real estate held for sale	**179.5**	**—**	390.7	1
Real estate held for investment	**1,042.1**	**2**	783.4	2
Policy loans	**818.5**	**2**	831.9	2
Other investments	**1,075.5**	**2**	663.7	1
Total invested assets	**$47,510.2**	**100%**	$43,394.4	100%
Cash and cash equivalents	**941.5**		495.8	
Total invested assets and cash	**$48,451.7**		$43,890.2	

We actively manage public fixed maturity securities, including our portfolio of residential mortgage-backed securities, in order to provide liquidity and enhance yield and total return. Our residential mortgage-backed securities are managed to reduce the risk of prepayment by holding securities that trade close to par. This active management has resulted in the realization of capital gains and losses with respect to such investments.

Fixed Maturity Securities

Fixed maturity securities consist of short-term investments, publicly traded debt securities, privately placed debt securities and redeemable preferred stock, and represented 70% of total U.S. invested assets as of December 31, 2002 and 67% as of December 31, 2001. The fixed maturity securities portfolio was comprised, based on carrying amount, of 69% in publicly traded fixed maturity securities and 31% in privately placed fixed maturity securities as of December 31, 2002, and 63% in publicly traded fixed maturity securities and 37% in privately placed fixed maturity securities as of December 31, 2001. Included in the privately placed category as of December 31, 2002, were $3.8 billion of securities eligible for resale to qualified institutional buyers under Rule 144A under the Securities Act of 1933. Fixed maturity securities were diversified by category of issuer as of December 31, 2002, and December 31, 2001, as shown in the following table:

U.S. Invested Assets
Fixed Maturity Securities by Type of Issuer

	As of December 31,			
	2002		2001	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	**$ 518.6**	**2%**	$ 15.1	—%
States and political subdivisions	**426.3**	**1**	317.5	1
Foreign governments	**380.5**	**1**	603.5	2
Corporate — public	**17,061.2**	**52**	13,038.8	45
Corporate — private	**8,777.5**	**26**	9,171.1	32
Residential pass-through securities	**2,327.0**	**7**	2,855.5	10
Commercial MBS	**2,476.4**	**7**	1,874.1	6
Asset-backed securities	**1,239.6**	**4**	1,152.2	4
Total fixed maturities	**$33,207.1**	**100%**	$29,027.8	100%

We held $6,043.0 million of mortgage-backed and asset-backed securities as of December 31, 2002, and $5,881.8 million as of December 31, 2001.

We believe that it is desirable to hold residential mortgage-backed securities due to their credit quality and liquidity as well as portfolio diversification characteristics. Our portfolio is comprised of GNMA, FNMA and FHLMC pass-through securities and is actively managed to reduce the risk of prepayment by holding securities that are trading close to par.

Commercial mortgage-backed securities provide high levels of credit protection, diversification, reduced event risk and enhanced liquidity. Commercial mortgage-backed securities are predominantly comprised of rated large pool securitizations that are individually and collectively diverse by property type, borrower and geographic dispersion.

We purchase asset-backed securities, ("ABS"), to diversify the overall credit risks of the fixed maturity securities portfolio and to provide attractive returns. The principal risks in holding asset-backed securities are structural and credit risks. Structural risks include the security's priority in the issuer's capital structure, the adequacy of and ability to realize proceeds from the collateral and the potential for prepayments. Credit risks involve issuer/servicer risk where collateral values can become impaired in the event of servicer credit deterioration.

Our ABS portfolio is diversified both by type of asset and by issuer. We actively monitor holdings of asset-backed securities to ensure that the risk profile of each security improves or remains consistent. If we are not receiving an adequate yield for the risk, relative to other investment opportunities, we will attempt to sell the security. Prepayments in the ABS portfolio are, in general, insensitive to changes in interest rates or are insulated to such changes by call protection features. In the event that we are subject to prepayment risk, we monitor the factors that impact the level of prepayment and prepayment speed for those asset-backed securities. To the extent we believe that prepayment risk increases, we may attempt to sell the security and reinvest in another security that offers better yield relative to the risk. In addition, we diversify the risks of asset-backed securities by holding a diverse class of securities, which limits our exposure to any one security.

In accordance with our asset liability risk management techniques, we manage the expected lives of U.S. invested assets to be similar to the lives of our liabilities. Significant amounts of our liabilities have an expected life of six years or less. Therefore, comparable amounts of assets have a similar expected life.

The international exposure in our U.S. invested assets totaled $4,259.7 million, or 13%, of total fixed maturity securities, as of December 31, 2002, comprised of corporate and foreign government fixed maturity securities. Of the $4,259.7 million as of December 31, 2002, investments totaled $1,259.3 million in the United Kingdom, $849.7 million in the continental European Union, $550.7 million in Asia, $354.9 million in Australia, $353.0 million in South America and $21.3 million in Japan. The remaining $870.8 million was invested in 12 other countries. All international fixed maturity securities held by our U.S. operations are either denominated in U.S. dollars or have been swapped into U.S. dollar equivalents. Our international investments are analyzed internally by country and industry credit investment professionals. We control concentrations using issuer and country level exposure benchmarks, which are based on the credit quality of the issuer and the country. Our investment policy limits total international fixed maturity securities investments to 15% of total statutory general account assets with a 4% limit in emerging markets. Exposure to Canada is not included in our international exposure due to its treatment by the NAIC. As of December 31, 2002, our investments in Canada totaled $1,261.1 million.

As of December 31, 2002, no individual non-government issuer represented more than 1% of U.S. invested assets.

The Securities Valuation Office of the NAIC evaluates most of the fixed maturity securities that we and other U.S. insurance companies hold. The Securities Valuation Office evaluates the bond investments of insurers for regulatory reporting purposes and assigns securities to one of six investment categories. The NAIC Designations closely mirror the nationally recognized securities rating organizations' credit ratings for marketable bonds. NAIC Designations 1 and 2 include bonds considered investment grade by such rating organizations. Bonds are considered investment grade when rated "Baa3" or higher by Moody's, or "BBB−" or higher by Standard & Poor's. NAIC Designations 3 through 6 are referred to as below investment grade. Bonds are considered below investment grade when rated "Ba1" or lower by Moody's, or "BB+" or lower by Standard & Poor's.

We also monitor the credit drift of our corporate fixed maturity securities portfolio. Credit drift is defined as the ratio of the percentage of rating downgrades, including defaults, divided by the percentage of rating upgrades. We measure credit drift once each fiscal year, assessing the changes in our internally developed credit ratings that have occurred during the year. Standard & Poor's annual credit ratings drift ratio measures the credit rating change, within a specific year, of companies that have been assigned ratings by Standard & Poor's. The annual internal credit drift ratio on corporate fixed maturity securities we held in our general account was 3.48 times compared to the Standard & Poor's drift ratio of 4.14 times, as of December 31, 2002.

The following table presents our total fixed maturity securities by NAIC Designation and the equivalent ratings of the nationally recognized securities rating organizations as of December 31, 2002, and December 31, 2001, as well as the percentage, based on estimated fair value, that each designation comprises:

U.S. Invested Assets
Total Fixed Maturity Securities by Credit Quality

		As of December 31,					
		2002			2001		
NAIC Rating	Rating Agency Equivalent	Amortized Cost	Carrying Amount	% of Total Carrying Amount	Amortized Cost	Carrying Amount	% of Total Carrying Amount
				($ in millions)			
1	Aaa/Aa/A	**$15,377.5**	**$16,539.9**	**50%**	$14,139.9	$14,756.2	51%
2	Baa	**12,921.8**	**13,657.4**	**41**	11,720.0	12,034.6	42
3	Ba	**2,168.8**	**2,080.8**	**6**	1,602.0	1,560.4	5
4	B	**506.2**	**434.5**	**1**	401.7	372.1	1
5	Caa and lower	**215.6**	**162.5**	**1**	92.4	90.8	—
6	In or near default	**371.0**	**332.0**	**1**	240.9	213.7	1
	Total fixed maturities	**$31,560.9**	**$33,207.1**	**100%**	$28,196.9	$29,027.8	100%

We believe that our long-term fixed maturity securities portfolio is well diversified among industry types and between publicly traded and privately placed securities. Each year we direct the majority of our net cash inflows into investment grade fixed maturity securities. Our current policy is to limit the percentage of cash flow invested in below investment grade assets to 7% of cash flow. As of December 31, 2002, we had invested 5% of new cash flow for the year in below investment grade assets. While the general account investment returns have improved due to the below investment grade asset class, we manage its growth strategically by limiting it to 10% of the total fixed maturity securities portfolios.

We invest in privately placed fixed maturity securities to enhance the overall value of the portfolio, increase diversification and obtain higher yields than are possible with comparable quality public market securities. Generally, private placements provide broader access to management information, strengthened negotiated protective covenants, call protection features and, where applicable, a higher level of collateral. They are, however, generally not freely tradable because of restrictions imposed by federal and state securities laws and illiquid trading markets. As of December 31, 2002, the percentage, based on estimated fair value, of total publicly traded and privately placed fixed maturity securities that were investment grade with an NAIC Designation 1 or 2 was 91%.

The following tables show the carrying amount of our corporate fixed maturity securities by Salomon industry category, as well as the percentage of the total corporate portfolio that each Salomon industry category comprises as of December 31, 2002, and December 31, 2001.

U.S. Invested Assets
Corporate Fixed Maturity Securities Portfolio by Salomon Industry

	As of December 31,			
	2002		2001	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
Industry Class				
Finance — Bank	**$ 2,431.5**	**9%**	$ 1,663.7	8%
Finance — Insurance	**1,006.8**	**4**	356.9	2
Finance — Other	**3,199.0**	**12**	2,820.0	13
Industrial — Construction	**958.2**	**4**	619.7	3
Industrial — Energy	**2,959.5**	**11**	2,486.1	11
Industrial — Manufacturing	**5,882.5**	**23**	4,767.7	21
Industrial — Other	**133.1**	**1**	85.6	—
Industrial — Service	**3,932.7**	**15**	3,137.0	14
Industrial — Transport	**1,058.9**	**4**	1,357.7	6
Utility — Electric	**2,539.4**	**10**	2,727.0	12
Utility — Other	**161.4**	**1**	172.5	1
Utility — Telecom	**1,575.7**	**6**	2,016.0	9
Total	**$25,838.7**	**100%**	$22,209.9	100%

We monitor any decline in the credit quality of fixed maturity securities through the designation of "problem securities", "potential problem securities" and "restructured securities". We define problem securities in our fixed maturity portfolio as securities: (i) as to which principal and/or interest payments are in default or (ii) issued by a company that went into bankruptcy subsequent to the acquisition of such securities. We define potential problem securities in our fixed maturity portfolio as securities included on an internal "watch list" for which management has concerns as to the ability of the issuer to comply with the present debt payment terms and which may result in the security becoming a problem or being restructured. The decision whether to classify a performing fixed maturity security as a potential problem involves significant subjective judgments by our management as to the likely future industry conditions and developments with respect to the issuer. We define restructured securities in our fixed maturity portfolio as securities where a concession has been granted to the borrower related to the borrower's financial difficulties that would not have otherwise been considered. We determine that restructures should occur in those instances where greater economic value will be realized under the new terms than through liquidation or other disposition and may involve a change in contractual cash flows.

In July 2002, WorldCom Inc. filed a voluntary petition for Chapter 11 reorganization with the U.S. Bankruptcy Court. We recognized realized losses for other than temporary impairments during the second quarter of 2002. Our remaining investment in WorldCom Inc. is classified in our problem fixed maturity securities portfolio in the amount of $13.4 million as of December 31, 2002.

In December 2001, Enron Corp., along with certain of its subsidiaries, filed voluntary petitions for Chapter 11 reorganization with the U.S. Bankruptcy Court. We recognized realized losses in 2001 for other than temporary impairments and have classified our remaining investment in Enron Corp. and Enron related entities in our problem fixed maturity securities in the amount of $47.2 million as of December 31, 2002.

The following table presents the total carrying amount of our fixed maturity portfolio, as well as its problem, potential problem and restructured fixed maturities for the years indicated:

U.S. Invested Assets
Problem, Potential Problem and Restructured Fixed Maturities at Carrying Amount

	As of December 31,	
	2002	2001
	($ in millions)	
Total fixed maturity securities (public and private)	**$33,207.1**	$29,027.8
Problem fixed maturity securities	**262.0**	198.8
Potential problem fixed maturity securities	**508.4**	365.1
Restructured fixed maturity securities	**103.9**	110.8
Total problem, potential problem and restructured fixed maturity securities	**$ 874.3**	$ 674.7
Total problem, potential problem and restructured fixed maturity securities as a percent of total fixed maturity securities	**3%**	2%

Mortgage Loans

Mortgage loans comprised 23% and 25% of total U.S. invested assets as of December 31, 2002, and December 31, 2001, respectively. Mortgage loans consist of commercial and residential loans. Commercial mortgage loans comprised $9,365.8 million as of December 31, 2002, and $9,740.4 million as of December 31, 2001, or 86% and 89%, of total mortgage loan investments, respectively. Residential mortgages comprised $1,463.6 million and $1,144.2 million, or 14% and 11%, of total mortgage loan investments as of December 31, 2002, and December 31, 2001, respectively. Principal Residential Mortgage, Inc. and Principal Bank hold the majority of residential loans. Principal Residential Mortgage, Inc. holds residential loans as part of its securitization inventory and Principal Bank holds residential loans to comply with federal thrift charter requirements.

Commercial Mortgage Loans. Commercial mortgages play an important role in our investment strategy by:

- providing strong risk adjusted relative value in comparison to other investment alternatives;
- enhancing total returns; and
- providing strategic portfolio diversification.

As a result, we have focused on constructing a solid, high quality portfolio of mortgages. Our portfolio is generally comprised of mortgages with conservative loan-to-value ratios, high debt service coverages and general purpose property types with a strong credit tenancy.

Our commercial loan portfolio consists of primarily non-recourse, fixed rate mortgages on fully or near fully leased properties. The mortgage portfolio is comprised of general-purpose industrial properties, manufacturing office properties and credit oriented retail properties.

California accounted for 21% of our commercial mortgage loan portfolio as of December 31, 2002. We are, therefore, exposed to potential losses resulting from the risk of catastrophes, such as earthquakes, that may affect the region. Like other lenders, we generally do not require earthquake insurance for properties on which we make commercial mortgage loans. With respect to California properties, however, we obtain an engineering report specific to each property. The report assesses the building's design specifications, whether it has been upgraded to meet seismic building codes and the maximum loss that is likely to result from a variety of different seismic events. We also obtain a report that assesses by building and geographic fault lines the amount of loss our commercial mortgage loan portfolio might suffer under a variety of seismic events.

Our commercial loan portfolio is highly diversified by borrower. As of December 31, 2002, 43% of the U.S. commercial mortgage loan portfolio was comprised of mortgage loans with principal balances of less than $10.0 million. The total number of commercial mortgage loans outstanding as of December 31, 2002 and December 31, 2001 was 1,529 and 1,646, respectively. The average loan size of our commercial mortgage portfolio was $6.2 million as of December 31, 2002. As of such dates, all such loans were performing.

We actively monitor and manage our commercial mortgage loan portfolio. Substantially all loans within the portfolio are analyzed regularly, based on a proprietary risk rating cash flow model, in order to monitor the financial quality of these assets and are internally rated. Based on ongoing monitoring, mortgage loans with a likelihood of becoming delinquent are identified and placed on an internal "watch list". Among criteria which would indicate a potential problem are: imbalances in ratios of loan to value or contract rents to debt service, major tenant vacancies or bankruptcies, borrower sponsorship problems, late payments, delinquent taxes and loan relief/restructuring requests.

We state commercial mortgage loans at their unpaid principal balances, net of discount accrual and premium amortization, valuation allowances and write downs for impairment. We provide a valuation allowance for commercial mortgage loans based on past loan loss experience and for specific loans considered to be impaired. Mortgage loans are considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement may not be collected. When we determine that a loan is impaired, we establish a valuation allowance for loss for the excess of the carrying value of the mortgage loan over its estimated fair value. Estimated fair value is based on either the present value of expected future cash flows discounted at the loan's original effective interest rate, the loan's observable market price or the fair value of the collateral. We record increases in such valuation allowances as realized investment losses and, accordingly, we reflect such losses in our consolidated results of operations. Such increases (decreases) in valuation allowances aggregated $(7.1) million for the year ended December 31, 2002 and $(17.3) million for the year ended December 31, 2001.

We review our mortgage loan portfolio and analyze the need for a valuation allowance for any loan which is delinquent for 60 days or more, in process of foreclosure, restructured, on the "watch list", or which currently has a valuation allowance. We categorize loans, which are delinquent, loans in process of foreclosure and loans to borrowers in bankruptcy as "problem" loans. Potential problem loans are loans placed on an internal "watch list" for which management has concerns as to the ability of the borrower to comply with the present loan payment terms and which may result in the loan becoming a problem or being restructured. The decision whether to classify a performing loan as a potential problem involves significant subjective judgments by management as to the likely future economic conditions and developments with respect to the borrower. We categorize loans for which the original terms of the mortgages have been modified or for which interest or principal payments have been deferred as "restructured" loans. We also consider matured loans that are refinanced at below market rates as restructured.

We charge mortgage loans deemed to be uncollectible against the allowance for losses and credit subsequent recoveries to the allowance for losses. We maintain the allowance for losses at a level management believes to be adequate to absorb estimated probable credit losses. Management bases its periodic evaluation of the adequacy of the allowance for losses on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. The evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may change.

The following table represents our commercial mortgage valuation allowance for the years indicated:

U.S. Invested Assets
Commercial Mortgage Valuation Allowance

	As of December 31,	
	2002	2001
	($ in millions)	
Beginning balance	**$ 90.7**	$108.0
Provision	**33.5**	12.0
Release due to write downs, sales and foreclosures	**(40.6)**	(29.3)
Ending balance	**$ 83.6**	$ 90.7
Valuation allowance as % of carrying value before reserves	**1%**	1%

The following table presents the carrying amounts of problem, potential problem and restructured commercial mortgages relative to the carrying amount of all commercial mortgages for the years indicated:

U.S. Invested Assets
Problem, Potential Problem and Restructured Commercial Mortgages at Carrying Amount

	As of December 31,	
	2002	2001
	($ in millions)	
Total commercial mortgages	**$9,365.8**	$9,740.4
Problem commercial mortgages(1)	**$ 77.2**	$ 47.1
Potential problem commercial mortgages	**50.4**	98.9
Restructured commercial mortgages	**46.9**	42.4
Total problem, potential problem and restructured commercial mortgages	**$ 174.5**	$ 188.4
Total problem, potential problem and restructured commercial mortgages as a percent of total commercial mortgages	**2%**	2%

(1) Problem commercial mortgages included mortgage loans in foreclosure of $0.4 million as of December 31, 2002. There were no mortgage loans in foreclosure as of December 31, 2001.

Equity Real Estate

We hold commercial equity real estate as part of our investment portfolio. As of December 31, 2002, and December 31, 2001, the carrying amount of equity real estate investment was $1,221.6 million and $1,174.1 million, or 2% and 3% of U.S. invested assets, respectively. We own real estate, real estate acquired upon foreclosure of commercial mortgage loans and interests, both majority owned and non-majority owned, in real estate joint ventures.

Equity real estate is categorized as either "real estate held for investment" or "real estate held for sale". Real estate held for investment totaled $1,042.1 million as of December 31, 2002, and $783.4 million as of December 31, 2001. The carrying value of real estate held for investment is generally adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such impairment adjustments are recorded as realized investment losses and accordingly, are reflected in our consolidated results of operations. For the years ended December 31, 2002 and December 31, 2001, there were no such impairment adjustments.

The carrying amount of real estate held for sale as of December 31, 2002, and December 31, 2001, was $179.5 million and $390.7 million, net of valuation allowances of $19.3 million and $19.8 million, respectively. Once we identify a real estate property to be sold and commence a plan for marketing the property, we classify the property as held for sale. We establish a valuation allowance subject to periodical revisions, if necessary, to adjust the carrying value of the property to reflect the lower of its current carrying value or the fair value, less associated selling costs.

We use research, both internal and external, to recommend appropriate product and geographic allocations and changes to the equity real estate portfolio. We monitor product, geographic and industry diversification separately and together to determine the most appropriate mix.

Equity real estate is distributed across geographic regions of the country with larger concentrations in the South Atlantic, West South Central and Pacific regions of the United States as of December 31, 2002. By property type, there is a concentration in office buildings that represented approximately 31% of the equity real estate portfolio as of December 31, 2002.

Other Investments

Our other investments totaled $1,075.5 million as of December 31, 2002, compared to $663.7 million as of December 31, 2001. With the adoption of SFAS 133 on January 1, 2001, derivatives were reflected on our balance sheet and accounted for $348.8 million in other investments as of December 31, 2002. The remaining invested assets include minority interests in unconsolidated entities and properties owned jointly with venture partners and operated by the partners.

Our investment in Coventry is also included in other investments as we account for it using the equity method. As of December 31, 2001, our carrying value in Coventry was $146.0 million. On February 1, 2002, we sold our remaining investment in Coventry for a net realized gain.

Securities Lending

The terms of our securities lending program, approved in 1999, allow us to lend our securities to major brokerage firms. Our policy requires an initial minimum of 102% of the fair value of the loaned securities as collateral. Although we lend from time to time during the financial reporting quarters, we have no securities on loan as of December 31, 2002.

International Investment Operations

As of December 31, 2002, our international investment operations consist of the investments of Principal International comprised of $1.5 billion in invested assets. Invested assets related to BT Financial Group have been reclassified to assets of discontinued operations on our consolidated statements of financial position. Principal Global Investors works with each Principal International affiliate to develop investment policies and strategies that are consistent with the products they offer. Due to the regulatory constraints in each country, each company maintains its own investment policies, which are approved by Principal Global Investors. Each international affiliate is required to submit a compliance report relative to its strategy to Principal Global Investors. Principal Global Investors employees and international affiliate company credit analysts jointly review each corporate credit annually.

Overall Composition of International Invested Assets

As shown in the following table, the major categories of international invested assets as of December 31, 2002, and December 31, 2001, were fixed maturity securities and residential mortgage loans:

International Invested Assets

	As of December 31,			
	2002		2001	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
Fixed maturity securities				
Public	**$ 998.6**	**67%**	$ 941.3	68%
Private	**81.7**	**6**	61.0	4
Equity securities	**20.6**	**1**	24.9	2
Mortgage loans				
Residential	**252.5**	**17**	181.1	13
Real estate held for investment	**7.4**	**1**	7.7	1
Other investments	**124.6**	**8**	168.6	12
Total invested assets	**$1,485.4**	**100%**	$1,384.6	100%
Cash and cash equivalents	**97.1**		65.4	
Total invested assets and cash	**$ 1,582.5**		$1,450.0	

Quantitative and Qualitative Disclosures About Market Risk

Market Risk Exposures and Risk Management

Market risk is the risk that we will incur losses due to adverse fluctuations in market rates and prices. Our primary market risk exposure is to changes in interest rates, although we also have exposures to changes in equity prices and foreign currency exchange rates.

The active management of market risk is an integral part of our operations. We manage our overall market risk exposure within established risk tolerance ranges by using the following approaches:

- rebalance our existing asset or liability portfolios;
- control the risk structure of newly acquired assets and liabilities; or
- use derivative instruments to modify the market risk characteristics of existing assets or liabilities or assets expected to be purchased.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate risk stems largely from our substantial holdings of guaranteed fixed rate liabilities in our U.S. Asset Management and Accumulation segment.

We manage the interest rate risk inherent in our assets relative to the interest rate risk inherent in our liabilities. One of the measures we use to quantify this exposure is duration. To calculate duration, we project asset and liability cash flows. These cash flows are discounted to a net present value basis using a spot yield curve, which is a blend of the spot yield curves for each of the asset types in the portfolio. Duration is calculated by re-calculating these cash flows and re-determining the net present value based upon an alternative level of interest rates, and determining the percentage change in fair value.

As of December 31, 2002, the difference between the asset and liability durations on our primary duration managed portfolio was 0.09 years. This duration gap indicates that as of this date the sensitivity of the fair value of our assets to interest rate movements is greater than that of the fair value of our liabilities. Our goal is to minimize the duration gap. Currently, our guidelines dictate that total duration gaps between the asset and liability portfolios must be within 0.25 years. The value of the assets in this portfolio was $26,344.1 million as of December 31, 2002.

For products such as whole life insurance and term life insurance that are less sensitive to interest rate risk, and for other products such as single premium deferred annuities, we manage interest rate risk based on a modeling process that considers the target average life, maturities, crediting rates and assumptions of policyholder behavior. As of December 31, 2002, the weighted-average difference between the asset and liability durations on these portfolios was (0.49) years. This duration gap indicates that as of this date the sensitivity of the fair value of our assets to interest rate movements is less than that of the fair value of our liabilities. We attempt to monitor this duration gap consistent with our overall risk/reward tolerances. The value of the assets in these portfolios was $10,145.7 million as of December 31, 2002.

We also have a block of participating general account pension business that passes the actual investment performance of the assets to the customer. The investment strategy of this block is to maximize investment return to the customer on a "best efforts" basis, and there is little or no attempt to manage the duration of this portfolio since there is little or no interest rate risk. The value of the assets in these portfolios was $5,577.6 million as of December 31, 2002.

Using the assumptions and data in effect as of December 31, 2002, we estimate that a 100 basis point immediate, parallel increase in interest rates increases the net fair value of our portfolio by $25.9 million. The following table details the estimated changes by risk management strategy:

Risk Management Strategy	As of December 31, 2002 Value of Total Assets	Net Fair Value Change
	(in millions)	
Primary duration-managed	$ 26,344.1	$(23.7)
Duration-monitored	10,145.7	49.6
Non duration-managed	5,577.6	—
Total	$ 42,067.4	$ 25.9

We are also exposed to interest rate risk in our Mortgage Banking segment. We manage this risk by striving to balance our loan origination and loan servicing operations, the two of which are generally counter-cyclical. In addition, we use various financial instruments, including derivatives contracts, to manage the interest rate risk specifically related to committed loans in the pipeline and mortgage servicing rights. The overall objective of our interest rate risk management policies is to offset changes in the values of these items resulting from changes in interest rates. We do not speculate on the direction of interest rates in our management of interest rate risk.

We manage interest rate risk on our mortgage loan pipeline by buying and selling mortgage-backed securities in the forward markets, over-the-counter options on mortgage-backed securities, U.S. Treasury and Eurodollar futures contracts and options on futures contracts. We also use interest rate floors, futures contracts, options on futures contracts, swaps and swaptions, mortgage-backed securities and principal-only strips in hedging a portion of our portfolio of mortgage servicing rights from prepayment risk associated with changes in interest rates.

We measure pipeline interest rate risk exposure by adjusting the at-risk pipeline in light of the theoretical optionality of each applicant's rate/price commitment. The at-risk pipeline, which consists of closed loans and rate locks, is then refined at the product type level to express each product's sensitivity to changes in market interest rates in terms of a single current coupon MBS duration ("benchmark interest rate"). Suitable hedges are selected and a similar methodology applied to this hedge position. The variety of hedging instruments allows us to match the behavior of the financial instrument with that of the different types of loans originated.

Price sensitivity analysis is performed at least once daily. The face amount of the loans in the pipeline as of December 31, 2002, was $12.9 billion. Due to the impact of our hedging activities, we estimate that a 100 basis point immediate and sustained increase in the benchmark interest rates decreases the December 31, 2002, net position value by $60.8 million.

The financial risk associated with our mortgage servicing operations is the risk that the fair value of the servicing asset falls below its U.S. GAAP book value. To measure this risk, we analyze each servicing risk tranche's U.S. GAAP book value in relation to the then current fair value for similar servicing rights. We perform this valuation using option-adjusted spread valuation techniques applied to each risk tranche. We produce tranche fair values at least monthly and model our net servicing hedge position at least daily.

The fair value of the servicing asset declines as interest rates decrease due to possible mortgage loan servicing rights impairment that may result from increased current and projected future prepayment activity. The change in value of the servicing asset due to interest rate movements is partially offset by the use of financial instruments, including derivative contracts that typically increase in aggregate value when interest rates decline. Based on values as of December 31, 2002, a 100 basis point immediate parallel and sustained decrease in interest rates produces a $4.0 million decline in value of the servicing asset of our Mortgage Banking segment, net of the impact of these hedging vehicles, due to the differences between fair values and U.S. GAAP book values.

Cash Flow Volatility

Cash flow volatility arises as a result of several factors. One is the inherent difficulty in perfectly matching the cash flows of new asset purchases with that of new liabilities. Another factor is the inherent cash flow volatility of some classes of assets and liabilities. In order to minimize cash flow volatility, we manage differences between expected asset and liability cash flows within pre-established guidelines.

We also seek to minimize cash flow volatility by restricting the portion of securities with redemption features held in our invested asset portfolio. These asset securities include redeemable corporate securities, mortgage-backed securities or other assets with options that, if exercised, could alter the expected future cash inflows. In addition, we limit sales liabilities with features such as puts or other options that may change the cash flow profile of the liability portfolio.

Derivatives

We use various derivative financial instruments to manage our exposure to fluctuations in interest rates, including interest rate swaps, principal-only swaps, interest rate floors, swaptions, U.S. Treasury futures, Treasury rate guarantees, interest rate lock commitments and mortgage-backed forwards and options. We use interest rate futures contracts and mortgage-backed forwards to hedge changes in interest rates subsequent to the issuance of an insurance liability, such as a guaranteed investment contract, but prior to the purchase of a supporting asset, or during periods of holding assets in anticipation of near term liability sales. We use interest rate swaps and principal-only swaps primarily to more closely match the interest rate characteristics of assets and liabilities. They can be used to change the sensitivity to the interest rate of specific assets and liabilities as well as an entire portfolio. Occasionally, we will sell a callable liability or a liability with attributes similar to a call option. In these cases, we will use interest rate swaptions or similar products to hedge the risk of early liability payment thereby transforming the callable liability into a fixed term liability.

We also seek to reduce call or prepayment risk arising from changes in interest rates in individual investments. We limit our exposure to investments that are prepayable without penalty prior to maturity at the option of the issuer, and we require additional yield on these investments to compensate for the risk that the issuer will exercise such option. An example of an investment we limit because of the option risk is residential mortgage-backed securities. We assess option risk in all investments we make and, when we assume such risk, we seek to price for it accordingly to achieve an appropriate return on our investments.

We have increased our credit exposure through credit default swaps by investing in subordinated tranches of a synthetic collateralized debt obligation. The outstanding notional amount as of December 31, 2002 was

$500.0 million and the mark to market value was $3.0 million pre-tax. We also invested in credit swaps creating replicated assets with a notional of $205.3 million and mark to market value of $(2.1) million as of December 31, 2002.

In conjunction with our use of derivatives, we are exposed to counterparty risk, or the risk that counterparty fails to perform the terms of the derivative contract. We actively manage this risk by:

- establishing exposure limits which take into account non-derivative exposure we have with the counterparty as well as derivative exposure;
- performing similar credit analysis prior to approval on each derivatives counterparty that we do when lending money on a long-term basis;
- diversifying our risk across numerous approved counterparties;
- limiting exposure to A+ credit or better;
- conducting stress-test analysis to determine the maximum exposure created during the life of a prospective transaction; and
- daily monitoring of counterparty credit ratings.

All new derivative counterparties are approved by the investment committee. We believe the risk of incurring losses due to nonperformance by our counterparties is manageable.

The notional amounts used to express the extent of our involvement in swap transactions represent a standard measurement of the volume of our swap business. Notional amount is not a quantification of market risk or credit risk and it may not necessarily be recorded on the balance sheet. Notional amounts represent those amounts used to calculate contractual flows to be exchanged and are not paid or received, except for contracts such as currency swaps. Actual credit exposure represents the amount owed to us under derivative contracts as of the valuation date. The following tables present our position in, and credit exposure to, derivative financial instruments as of December 31, 2002, and December 31, 2001:

Derivative Financial Instruments — Notional Amounts

	As of December 31,			
	2002		2001	
	Notional Amount	% of Total	Notional Amount	% of Total
	($ in millions)			
Mortgage-backed forwards and options	**$17,494.9**	**33%**	$ 9,250.7	34%
Swaptions	**9,772.5**	**18**	3,570.0	13
Interest rate swaps	**9,719.2**	**18**	3,272.5	12
Interest rate lock commitments	**8,198.1**	**15**	2,565.9	9
Foreign currency swaps	**3,217.0**	**6**	4,091.9	15
U.S. Treasury futures (LIBOR)	**2,225.0**	**4**	—	—
Interest rate floors	**1,650.0**	**3**	3,400.0	12
Credit default swaps	**705.2**	**1**	—	—
Bond forwards	**363.7**	**1**	357.4	1
U.S. Treasury futures	**271.1**	**1**	186.6	1
Principal Only swaps	**123.6**	**—**	250.0	1
Treasury rate guarantees	**63.0**	**—**	88.0	—
Call options	**30.0**	**—**	30.0	—
Currency forwards	**0.2**	**—**	393.4	2
Total return swaps	**—**	**—**	25.0	—
Total	**$53,833.5**	**100%**	$27,481.4	100%

Derivative Financial Instruments — Credit Exposures

	As of December 31,			
	2002		2001	
	Credit Exposure	% of Total	Credit Exposure	% of Total
	($ in millions)			
Foreign currency swaps	**$ 195.0**	**68%**	$ 101.1	33%
Interest rate swaps	**48.4**	**17**	78.4	25
Swaptions	**31.4**	**11**	8.7	3
Credit default swaps	**8.9**	**3**	—	—
Interest rate floors	**1.7**	**1**	13.2	4
Call options	**0.4**	**—**	8.9	3
Currency forwards	**—**	**—**	55.3	18
Total return swaps	**—**	**—**	0.1	—
Mortgage-backed forwards and options	**—**	**—**	41.7	14
Total	**$ 285.8**	**100%**	$ 307.4	100%

The following table shows the interest rate sensitivity of our derivatives measured in terms of fair value. These exposures will change as a result of ongoing portfolio and risk management activities.

	As of December 31, 2002				
			Fair Value (no accrued interest)		
	Notional Amount	Weighted Average Term (Years)	−100 Basis Point Change	No Change	+100 Basis Point Change
		($ in millions)			
Interest rate swaps	$ 9,719.2	4.90(1)	$ 74.6	$147.1	$(230.1)
Principal-only swaps	123.6	1.82(1)	10.6	3.1	(11.7)
Interest rate floors	1,650.0	3.50(2)	38.9	41.6	(23.3)
U.S. Treasury futures	271.1	0.22(3)	(1.5)	(1.9)	0.9
U.S. Treasury futures (LIBOR)	2,225.0	0.86(3)	(5.6)	(3.9)	5.6
Swaptions	9,772.5	1.09(4)	289.3	232.8	(25.3)
Treasury rate guarantees	63.0	0.10(5)	(5.3)	(1.0)	3.3
Bond forwards	363.7	0.73(5)	49.9	27.6	5.6
Mortgage-backed forwards and options	17,494.9	0.07(5)	(152.2)	(56.4)	162.2
Interest rate lock commitments	8,198.1	0.12(6)	59.7	128.6	(225.1)
Total	$49,881.1		$ 358.4	$517.6	$(337.9)

(1) Based on maturity date of swap.

(2) Based on maturity date of floor.

(3) Based on maturity date.

(4) Based on option date of swaption.

(5) Based on settlement date.

(6) Based on expiration date.

We use U.S. Treasury futures to manage our over/under commitment position, and our position in these contracts changes daily.

Debt Issued and Outstanding

As of December 31, 2002, the aggregate fair value of debt was $1,459.3 million. A 100 basis point, immediate, parallel decrease in interest rates would increase the fair value of debt by approximately $62.2 million.

	As of December 31, 2002		
	Fair Value (no accrued interest)		
	−100 Basis Point Change	No Change	+100 Basis Point Change
		(in millions)	
7.95% notes payable, due 2004	$ 219.1	$ 215.7	$ 212.4
8.2% notes payable, due 2009	572.6	542.8	514.8
7.875% surplus notes payable, due 2024	218.6	209.2	195.4
8% surplus notes payable, due 2044	117.0	105.1	94.4
Non-recourse mortgages and notes payable	271.6	263.9	256.7
Other mortgages and notes payable	122.6	122.6	122.6
Total long-term debt	$ 1,521.5	$1,459.3	$ 1,396.3

Equity Risk

Equity risk is the risk that we will incur economic losses due to adverse fluctuations in a particular common stock. As of December 31, 2002, the fair value of our equity securities was $378.7 million. A 10% decline in the value of the equity securities would result in an unrealized loss of $37.9 million.

Foreign Currency Risk

Foreign currency risk is the risk that we will incur economic losses due to adverse fluctuations in foreign currency exchange rates. This risk arises from our international operations and foreign currency-denominated funding agreements issued to non-qualified institutional investors in the international market. The notional amount of our currency swap agreements associated with foreign-denominated liabilities as of December 31, 2002, was $2,934.6 million. We also have fixed maturity securities that are denominated in foreign currencies. However, we use derivatives to hedge the foreign currency risk, both interest payments and the final maturity payment, of these funding agreements and securities. As of December 31, 2002, the fair value of our foreign currency denominated fixed maturity securities was $311.2 million. We use currency swap agreements of the same currency to hedge the foreign currency exchange risk related to these investments. The notional amount of our currency swap agreements associated with foreign-denominated fixed maturity securities as of December 31, 2002, was $282.4 million. With regard to our international operations, we attempt to do as much of our business as possible in the functional currency of the country of operation. At times, however, we are unable to do so, and in these cases, we use foreign exchange derivatives to hedge the resulting risks.

We estimate that as of December 31, 2002, a 10% immediate unfavorable change in each of the foreign currency exchange rates to which we are exposed would result in no change to the net fair value of our foreign currency denominated instruments identified above, including the currency swap agreements. The selection of a 10% immediate unfavorable change in all currency exchange rates should not be construed as a prediction by us of future market events, but rather as an illustration of the potential impact of such an event.

Effects of Inflation

We do not believe that inflation, in the United States or in the other countries in which we operate, has had a material effect on our consolidated operations over the past five years. In the future, however, we may be affected by inflation to the extent it causes interest rates to rise.

Financial Statements and Supplementary Data

Report of Independent Auditors

The Board of Directors and Stockholders
Principal Financial Group, Inc.

We have audited the accompanying consolidated statements of financial position of Principal Financial Group, Inc. ("the Company"), as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Principal Financial Group, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting for derivative instruments and hedging activities, discontinued operations and goodwill and other intangible assets in response to new accounting standards that became effective January 1, 2001 and 2002, respectively.

Ernst & Young LLP

Des Moines, Iowa
January 31, 2003

Principal Financial Group, Inc.

Consolidated Statements of Financial Position

	December 31, 2002	December 31, 2001
	(in millions, except per share data)	
Assets		
Fixed maturities, available-for-sale	**$34,185.7**	$30,012.3
Fixed maturities, trading	**101.7**	17.8
Equity securities, available-for-sale	**378.7**	837.2
Mortgage loans	**11,081.9**	11,065.7
Real estate	**1,229.0**	1,181.8
Policy loans	**818.5**	831.9
Other investments	**1,200.1**	832.3
Total investments	**48,995.6**	44,779.0
Cash and cash equivalents	**1,038.6**	561.2
Accrued investment income	**646.3**	594.1
Premiums due and other receivables	**459.7**	489.0
Deferred policy acquisition costs	**1,414.4**	1,372.5
Property and equipment	**482.5**	494.2
Goodwill	**106.5**	104.0
Other intangibles	**88.8**	61.5
Mortgage loan servicing rights	**1,518.6**	1,779.2
Separate account assets	**33,501.4**	34,376.0
Assets of discontinued operations	**—**	2,974.3
Other assets	**1,608.9**	765.5
Total assets	**$89,861.3**	$88,350.5
Liabilities		
Contractholder funds	**$26,315.0**	$24,684.4
Future policy benefits and claims	**14,736.4**	14,034.6
Other policyholder funds	**642.9**	589.1
Short-term debt	**564.8**	511.6
Long-term debt	**1,332.5**	1,378.4
Income taxes currently payable	**—**	35.1
Deferred income taxes	**1,177.7**	853.6
Separate account liabilities	**33,501.4**	34,376.0
Liabilities of discontinued operations	**—**	1,773.3
Other liabilities	**4,933.4**	3,294.1
Total liabilities	**83,204.1**	81,530.2
Stockholders' equity		
Common stock, par value $.01 per share — 2,500.0 million shares authorized, 376.7 million and 375.8 million shares issued, and 334.4 million and 360.1 million shares outstanding in 2002 and 2001, respectively	**3.8**	3.8
Additional paid-in capital	**7,106.3**	7,072.5
Retained earnings (deficit)	**29.4**	(29.1)
Accumulated other comprehensive income	**635.8**	147.5
Treasury stock, at cost (42.3 million and 15.7 million shares in 2002 and 2001, respectively)	**(1,118.1)**	(374.4)
Total stockholders' equity	**6,657.2**	6,820.3
Total liabilities and stockholders' equity	**$89,861.3**	$88,350.5

See accompanying notes.

Principal Financial Group, Inc.

Consolidated Statements of Operations

	For the year ended December 31,		
	2002	2001	2000
		(in millions)	
Revenues			
Premiums and other considerations	**$3,881.8**	$4,122.3	$3,996.4
Fees and other revenues	**1,990.8**	1,600.7	1,300.6
Net investment income	**3,304.7**	3,383.6	3,157.6
Net realized/unrealized capital gains (losses)	**(354.8)**	(514.0)	139.6
Total revenues	**8,822.5**	8,592.6	8,594.2
Expenses			
Benefits, claims, and settlement expenses	**5,216.9**	5,482.1	5,232.3
Dividends to policyholders	**316.6**	313.7	312.7
Operating expenses	**2,623.2**	2,332.7	2,209.0
Total expenses	**8,156.7**	8,128.5	7,754.0
Income from continuing operations before income taxes	**665.8**	464.1	840.2
Income taxes	**45.9**	83.4	228.5
Income from continuing operations, net of related income taxes	**619.9**	380.7	611.7
Income (loss) from discontinued operations, net of related income taxes	**(196.7)**	(11.2)	8.5
Income before cumulative effect of accounting changes	**423.2**	369.5	620.2
Cumulative effect of accounting changes, net of related income taxes	**(280.9)**	(10.7)	—
Net income	**$ 142.3**	$ 358.8	$ 620.2

	For the year ended December 31, 2002	Pro forma (unaudited) for the year ended December 31, 2001
Earnings per common share		
Basic and diluted earnings per common share:		
Income from continuing operations, net of related income taxes	**$ 1.77**	$ 1.05
Loss from discontinued operations, net of related income taxes	**(0.56)**	(0.03)
Income before cumulative effect of accounting changes	**1.21**	1.02
Cumulative effect of accounting changes, net of related income taxes	**(0.80)**	(0.03)
Net income	**$ 0.41**	$ 0.99

The unaudited pro forma earnings per common share information above gives effect to the Demutualization and Initial Public Offering completed on October 26, 2001, as if they occurred on January 1, 2001 (see Note 20 to the consolidated financial statements).

See accompanying notes.

Principal Financial Group, Inc.

Consolidated Statements of Stockholders' Equity

	Common stock	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders' equity	Outstanding shares
			(in millions)				(in thousands)
Balances at January 1, 2000	$ —	$ —	$5,692.3	$(139.4)	$ —	$5,552.9	
Comprehensive income:							
Net income	—	—	620.2	—	—	620.2	
Net unrealized gains	—	—	—	351.9	—	351.9	
Provision for deferred income taxes	—	—	—	(120.0)	—	(120.0)	
Foreign currency translation adjustment	—	—	—	(152.5)	—	(152.5)	
Comprehensive income						699.6	
Balances at December 31, 2000	—	—	6,312.5	(60.0)	—	6,252.5	
Demutualization transaction	2.6	5,047.7	(6,700.4)	—	—	(1,650.1)	260,805.9
Stock issued and held in rabbi trusts	—	6.7	—	—	(6.7)	—	(363.7)
Initial public offering	1.0	1,752.9	—	—	—	1,753.9	100,000.0
Shares issued	0.2	265.2	—	—	—	265.4	15,000.0
Treasury stock acquired	—	—	—	—	(367.7)	(367.7)	(15,300.0)
Comprehensive income:							
Net income before demutualization	—	—	387.9	—	—	387.9	
Net loss after demutualization	—	—	(29.1)	—	—	(29.1)	
Net income for the year	—	—	358.8	—	—	358.8	
Net unrealized gains	—	—	—	451.6	—	451.6	
Provision for deferred income taxes	—	—	—	(158.1)	—	(158.1)	
Foreign currency translation adjustment	—	—	—	(71.8)	—	(71.8)	
Cumulative effect of accounting change, net of related income taxes	—	—	—	(14.2)	—	(14.2)	
Comprehensive income						566.3	
Balances at December 31, 2001	3.8	7,072.5	(29.1)	147.5	(374.4)	6,820.3	360,142.2
Shares issued	—	**22.0**	—	—	—	**22.0**	**904.9**
Stock-based compensation	—	**10.5**	—	—	—	**10.5**	
Treasury stock acquired and sold, net	—	**1.3**	—	—	**(743.7)**	**(742.4)**	**(26,627.8)**
Dividends to stockholders	—	—	**(83.8)**	—	—	**(83.8)**	
Comprehensive income:							
Net income	—	—	**142.3**	—	—	**142.3**	
Net unrealized gains	—	—	—	**618.8**	—	**618.8**	
Provision for deferred income taxes	—	—	—	**(217.1)**	—	**(217.1)**	
Foreign currency translation adjustment	—	—	—	**86.6**	—	**86.6**	
Comprehensive income						**630.6**	
Balances at December 31, 2002	**$3.8**	**$7,106.3**	**$ 29.4**	**$ 635.8**	**$(1,118.1)**	**$6,657.2**	**334,419.3**

See accompanying notes.

Principal Financial Group, Inc.

Consolidated Statements of Cash Flows

	For the year ended December 31,		
	2002	2001	2000
		(in millions)	
Operating activities			
Net income	$ **142.3**	$ 358.8	$ 620.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (income) from discontinued operations, net of related income taxes	**196.7**	11.2	(8.5)
Cumulative effect of accounting changes, net of related income taxes	**280.9**	10.7	—
Amortization of deferred policy acquisition costs	**144.5**	159.9	238.6
Additions to deferred policy acquisition costs	**(323.4)**	(261.7)	(263.9)
Accrued investment income	**(52.2)**	(66.2)	(60.1)
Premiums due and other receivables	**25.2**	(47.3)	(74.8)
Contractholder and policyholder liabilities and dividends	**2,154.4**	2,005.0	1,478.5
Current and deferred income taxes	**408.4**	98.8	188.5
Net realized/unrealized capital (gains) losses	**354.8**	514.0	(139.6)
Depreciation and amortization expense	**106.0**	103.4	99.8
Amortization of mortgage servicing rights	**364.9**	213.0	157.8
Stock-based compensation	**10.5**	—	—
Mortgage servicing rights valuation adjustments	**926.7**	101.8	54.8
Other	**824.3**	856.0	500.9
Net adjustments	**5,421.7**	3,698.6	2,172.0
Net cash provided by operating activities	**5,564.0**	4,057.4	2,792.2
Investing activities			
Available-for-sale securities:			
Purchases	**(16,683.5)**	(14,871.8)	(13,051.0)
Sales	**8,460.0**	6,707.7	7,366.0
Maturities	**4,473.3**	4,729.5	2,675.3
Net cash flows from trading securities	**(82.4)**	(17.0)	—
Mortgage loans acquired or originated	**(50,217.3)**	(40,456.9)	(10,507.5)
Mortgage loans sold or repaid	**50,027.7**	40,908.6	12,026.8
Purchase of mortgage servicing rights	**(931.7)**	(968.4)	(235.9)
Proceeds from sale of mortgage servicing rights	**8.6**	31.5	53.1
Real estate acquired	**(273.8)**	(290.0)	(324.4)
Real estate sold	**255.7**	803.8	796.9
Net change in property and equipment	**(59.5)**	(90.6)	(72.2)
Net proceeds (disbursements) from sales of subsidiaries	**500.8**	(7.9)	—
Purchases of interest in subsidiaries, net of cash acquired	**(54.5)**	(11.1)	(27.4)
Net change in other investments	**498.5**	(205.4)	(93.1)
Net cash used in investing activities	**(4,078.1)**	(3,738.0)	(1,393.4)

Principal Financial Group, Inc.

Consolidated Statements of Cash Flows — (continued)

	For the year ended December 31,		
	2002	2001	2000
		(in millions)	
Financing activities			
Issuance of common stock	**$ 22.0**	$ 2,019.3	$ —
Payments to eligible policyholders under plan of conversion	**—**	(1,177.5)	—
Acquisition and sales of treasury stock, net	**(742.4)**	(367.7)	—
Dividends to stockholders	**(83.8)**	—	—
Issuance of long-term debt	**64.1**	149.2	230.4
Principal repayments of long-term debt	**(110.0)**	(204.4)	(120.7)
Net proceeds (repayments) of short-term borrowings	**53.2**	52.1	(87.9)
Investment contract deposits	**7,014.1**	5,054.9	3,982.6
Investment contract withdrawals	**(7,225.7)**	(6,075.1)	(5,011.3)
Net cash used in financing activities	**(1,008.5)**	(549.2)	(1,006.9)
Net increase (decrease) in cash and cash equivalents	**477.4**	(229.8)	391.9
Cash and cash equivalents at beginning of year	**561.2**	791.0	399.1
Cash and cash equivalents at end of year	**$ 1,038.6**	$ 561.2	$ 791.0
Schedule of noncash transactions			
Policy credits to eligible policyholders under plan of conversion		$ 472.6	
Stock issued in exchange for membership interest		$ 5,050.3	
Net transfer of noncash assets and liabilities to an unconsolidated entity in exchange for a minority interest			$ (255.0)

See accompanying notes.

Principal Financial Group, Inc.

Notes to Consolidated Financial Statements
December 31, 2002

1. Nature of Operations and Significant Accounting Policies

Description of Business

Principal Financial Group, Inc. and its consolidated subsidiaries, is a diversified financial services organization engaged in promoting retirement savings and investment and insurance products and services in the U.S. and selected international markets. In addition, we offer residential mortgage loan origination and servicing in the U.S.

Demutualization and Initial Public Offering

Under the terms of Principal Mutual Holding Company's Plan of Conversion, effective October 26, 2001 (the "Date of Demutualization"), Principal Mutual Holding Company converted from a mutual insurance holding company ("MIHC") to a stock company, subsidiary of Principal Financial Group, Inc., a Delaware business corporation. All membership interests in Principal Mutual Holding Company were extinguished on that date and eligible policyholders received, in aggregate, 260.8 million shares of common stock, $1,177.5 million of cash and $472.6 million of policy credits as compensation.

In addition, on October 26, 2001, we completed our initial public offering ("IPO") in which we issued 100.0 million shares of common stock at a price of $18.50 per share, prior to the underwriters' exercise of the overallotment option. Net proceeds from the IPO were $1,753.9 million, of which $64.2 million was retained by Principal Financial Group and $1,689.7 million was contributed to Principal Life Insurance Company. Proceeds were net of offering costs of $96.5 million and a related tax benefit of $0.4 million.

Costs relating to the demutualization, excluding costs relating to the IPO, were $2.0 million, $18.6 million and $7.2 million, net of income taxes, in 2002, 2001 and 2000, respectively. Demutualization expenses consist primarily of printing and mailing costs and the aggregate cost of engaging independent accounting, actuarial, financial, investment banking, legal and other consultants to advise us on the demutualization. In addition, these costs include the costs of the advisors of the Insurance Commissioner of the State of Iowa and the New York State Insurance Department, other regulatory authorities and internal allocated costs for staff and related costs associated with the demutualization.

Basis of Presentation

The accompanying consolidated financial statements, which include our majority-owned subsidiaries, have been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). Less than majority-owned entities in which we had at least a 20% interest are reported on the equity basis in the consolidated statements of financial position as other investments. All significant intercompany accounts and transactions have been eliminated.

Closed Block

At the time the MIHC structure was created in 1998, Principal Life Insurance Company ("Principal Life") formed and began operating a closed block ("Closed Block") for the benefit of individual participating dividend-paying policies in force on that date. See Note 8 for further details regarding the Closed Block.

Use of Estimates in the Preparation of Financial Statements

The preparation of our consolidated financial statements and accompanying notes requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the consolidated financial statements and accompanying notes.

1. Nature of Operations and Significant Accounting Policies — (continued)

Accounting Changes

The Financial Accounting Standards Board (the "FASB") issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), in January 2003. FIN 46 provides guidance related to identifying variable interest entities and determining whether such entities should be consolidated. In addition, FIN 46 also provides guidance related to the initial and subsequent measurement of assets, liabilities and noncontrolling interests of newly consolidated variable interest entities and requires disclosures for both the primary beneficiary of a variable interest entity and other beneficiaries of the entity. FIN 46 is effective immediately for variable interest entities created, or interests in variable interest entities obtained, after January 31, 2003. For those variable interest entities created, or interests in variable interest entities obtained, on or before January 31, 2003, the guidance in FIN 46 must be applied in the first fiscal year or interim period beginning after June 15, 2003. We have initiated an assessment and are currently evaluating interests in entities that may be considered variable interest entities. The ultimate impact of adopting FIN 46 on the consolidated financial statements is still being reviewed. Refer to the Residential Mortgage Banking Activities section of Note 5 for further information on variable interest entities and the effects that FIN 46 may have on our financial statements in the future.

In December 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure an amendment of FASB Statement No. 123* ("SFAS 148"), which is effective for fiscal years ending after December 15, 2002. SFAS 148 provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation and requires disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. In addition, SFAS 148 amends Accounting Principles Board ("APB") Opinion No. 28, *Interim Financial Reporting,* to require disclosure about those effects in interim financial information. We are applying the prospective method of transition as prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123").

SFAS 123 encourages but does not require companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. Effective July 1, 2002, we adopted the fair value method for stock-based compensation as defined in SFAS 123 in accounting for our stock-based compensation plans. SFAS 123, which indicates that the fair value method is the preferable method of accounting, requires that the fair value method for stock-based compensation be applied as of the beginning of the fiscal year in which it is adopted for all stock-based awards granted subsequent to such date. The financial statements for the first two quarters of 2002 were not restated for this change since its effects were not materially different from amounts reported for both financial position and results of operations. Such effects for the first two quarters were charged against income in the third quarter of 2002 and were not material to such results of operations. Prior to January 1, 2002, we applied the intrinsic value method (as permitted under SFAS 123) defined in APB Opinion No. 25, *Accounting for Stock Issued to Employees* and related Interpretations, which excluded employee options and stock purchases from compensation expense.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value instead of when a loss is probable and reasonably estimable as defined by SFAS No. 5, *Accounting for Contingencies.* FIN 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The liability recognition requirements of FIN 45 are effective for those guarantees that are issued or amended as of January 1, 2003 or later. The disclosure requirements are effective for financial statements of annual periods ending after December 15, 2002. Refer to Note 14 for further information regarding our guarantees.

1. Nature of Operations and Significant Accounting Policies — (continued)

In June 2001, the FASB issued SFAS No. 141, *Business Combinations* ("SFAS 141"), and SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and requires separate recognition of intangible assets apart from goodwill, if such intangible assets meet certain criteria. SFAS 142, effective January 1, 2002, prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill and indefinite-lived intangible assets be reviewed for impairment at least annually, which we plan to do in the fourth quarter each year.

Our initial adoption of SFAS 142 on January 1, 2002, required us to perform a two-step fair-value based goodwill impairment test. The first step of the test compared the estimated fair value of the reporting unit to its carrying value, including goodwill. If the carrying value exceeded fair value, a second step was performed, which compared the implied fair value of the applicable reporting unit's goodwill with the carrying amount of that goodwill, to measure the goodwill impairment, if any. Additionally, we were required to perform an impairment test on our indefinite-lived intangible assets, which consisted of a comparison of the fair value of an intangible asset with its carrying amount.

Our measurements of fair value were based on evaluations of future discounted cash flows, product level analysis, market performance assumptions and cash flow assumptions. These evaluations utilized the best information available in the circumstances, including reasonable and supportable assumptions and projections. The discounted cash flow evaluations considered earnings scenarios and the likelihood of possible outcomes. Collectively, these evaluations were management's best estimate of projected future cash flows.

As a result of performing the two-step impairment test, we recorded goodwill impairments of $196.5 million, $20.9 million and $4.6 million, net of income taxes, related to our BT Financial Group, Principal International and Life and Health Insurance operations, respectively. Additionally, as a result of performing the indefinite-lived intangible asset impairment test, we recognized an after-tax impairment of $58.9 million to our brand name and management rights intangible asset related to BT Financial Group.

These impairments, recognized January 1, 2002, as a cumulative effect of a change in accounting principle, were reported in our operating segments as follows (in millions):

	International Asset Management and Accumulation	Life and Health Insurance	Consolidated
Goodwill	$ 321.2	$4.6	$ 325.8
Indefinite-lived intangibles	89.8	—	89.8
Income tax impact	(134.7)	—	(134.7)
Total impairment, net of income taxes	$ 276.3	$4.6	$ 280.9

1. Nature of Operations and Significant Accounting Policies — (continued)

Net income and earnings per share (basic and diluted) for the years ended December 31, 2002, 2001 and 2000, adjusted for the effects of SFAS 142 related to non-amortization of goodwill and indefinite-lived intangibles, are as follows (in millions, except per share data):

	For the year ended December 31,		
	2002	2001(1)	2000
Reported net income	**$142.3**	$358.8	$620.2
Adjustment for amortization expense:			
Goodwill(2)	—	9.2	11.3
Amortization included in discontinued operations (see Note 3)	—	38.9	37.0
Total amortization expense	—	48.1	48.3
Tax impacts of amortization expense	—	(14.6)	(14.2)
Adjusted net income	**142.3**	392.3	654.3
Adjustment for cumulative effect of accounting changes, net of related income taxes	**280.9**	10.7	—
Adjusted income before cumulative effect of accounting changes	**$423.2**	$403.0	$654.3
Basic and diluted earnings per share:			
Reported net income	**$ 0.41**	$ 0.99	N/A
Adjustment for amortization expense:			
Goodwill	—	0.02	N/A
Amortization included in discontinued operations	—	0.11	N/A
Total amortization expense	—	0.13	N/A
Tax impacts of amortization expense	—	(0.04)	N/A
Adjusted net income	**0.41**	1.08	N/A
Adjustment for cumulative effect of accounting changes, net of related income taxes	**0.80**	0.03	N/A
Adjusted income before cumulative effect of accounting changes	**$ 1.21**	$ 1.11	N/A

(1) For purposes of our unaudited basic and diluted pro-forma earnings per share calculations for the period January 1, 2001 through October 25, 2001, we estimated 360.8 million shares to be outstanding. For the period October 26, 2001 through December 31, 2001, actual shares outstanding were used in the weighted-average share calculation.

(2) Includes amortization expenses related to our equity investment subsidiaries.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). This Statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,* and amends APB Opinion No. 30, *Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* ("APB 30"), establishing a single accounting model for the disposal of long-lived assets. SFAS 144 generally retains the basic provisions of existing guidance, but broadens the presentation of any discontinued operations to include a component of an entity (rather than a segment of a business as defined in APB 30). We adopted SFAS 144 on January 1, 2002, which did not have a significant impact on our consolidated financial statements as of the adoption date. On

1. Nature of Operations and Significant Accounting Policies — (continued)

August 25, 2002, we entered into an agreement to sell substantially all of BT Financial Group (see Note 3). The sale of BT Financial Group is accounted for under the provisions of SFAS 144 and consistent with such guidance, the BT Financial Group results and loss on sale are reported as a discontinued operation.

Effective January 1, 2001, we adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133.* As amended, SFAS 133 requires, among other things, that all derivatives be recognized in the consolidated statement of financial position as either assets or liabilities that are measured at fair value. SFAS 133 also establishes special accounting for qualifying hedges, which allows for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. Changes in the fair value of a derivative qualifying as a hedge are recognized in earnings or directly in stockholders' equity depending on the instrument's intended use. For derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133, changes in fair value are required to be recognized in earnings in the period of change.

At January 1, 2001, our consolidated financial statements were adjusted to record a cumulative effect of adopting SFAS 133, as follows (in millions):

	Net loss	Accumulated other comprehensive loss
Adjustment to fair value of derivative contracts(1)	$(16.4)	$(15.8)
Income tax impact	5.7	1.6
Total	$(10.7)	$(14.2)

(1) Amount presented is net of adjustment to hedged item.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity date of three months or less when purchased.

Investments

We classify our investments into one of three categories: held-to-maturity, available-for-sale or trading. We determine the appropriate classification of fixed maturity securities at the time of purchase. Fixed maturity securities include bonds, mortgage-backed securities and redeemable preferred stock. We classify fixed maturity securities as either available-for-sale or trading and, accordingly, carry them at fair value. (See Note 16 for policies related to the determination of fair value.) Unrealized gains and losses related to available-for-sale securities are reflected in stockholders' equity net of related deferred policy acquisition costs and applicable taxes. Unrealized gains and losses related to trading securities are reflected in net income as net realized/unrealized capital gains (losses).

The cost of fixed maturity securities is adjusted for amortization of premiums and accrual of discounts, both computed using the interest method. The cost of fixed maturity securities is adjusted for declines in value that are other than temporary. Impairments in value deemed to be other than temporary are reported in net income as a component of net realized/unrealized capital gains (losses). For loan-backed and structured securities, we recognize income using a constant effective yield based on currently anticipated prepayments as determined by broker-dealer surveys or internal estimates and the estimated lives of the securities.

1. Nature of Operations and Significant Accounting Policies — (continued)

Equity securities include mutual funds, common stock and nonredeemable preferred stock. The cost of equity securities is adjusted for declines in value that are other than temporary. Impairments in value deemed to be other than temporary are reported in net income as a component of net realized/unrealized capital gains (losses). Equity securities are classified as available-for-sale and, accordingly, are carried at fair value. (See Note 16 for policies related to the determination of fair value.) Unrealized gains and losses related to available-for-sale securities are reflected in stockholders' equity net of related deferred policy acquisition costs and applicable taxes.

Real estate investments are reported at cost less accumulated depreciation. The initial cost bases of properties acquired through loan foreclosures are the lower of the fair market values of the properties at the time of foreclosure or the outstanding loan balance. Buildings and land improvements are generally depreciated on the straight-line method over the estimated useful life of improvements, and tenant improvement costs are depreciated on the straight-line method over the term of the related lease. We recognize impairment losses for properties when indicators of impairment are present and a property's expected undiscounted cash flows are not sufficient to recover the property's carrying value. In such cases, the cost bases of the properties are reduced to fair value. Real estate expected to be disposed is carried at the lower of cost or fair value, less cost to sell, with valuation allowances established accordingly and depreciation no longer recognized. Any impairment losses and any changes in valuation allowances are reported in net income as net realized/unrealized capital gains (losses).

Commercial and residential mortgage loans are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method, and net of valuation allowances. Any changes in the valuation allowances are reported in net income as net realized/unrealized capital gains (losses). We measure impairment based upon the present value of expected cash flows discounted at the loan's effective interest rate or the loan's observable market price. If foreclosure is probable, the measurement of any valuation allowance is based upon the fair value of the collateral. We have residential mortgage loans held-for-sale in the amount of $638.9 million and $476.1 million and commercial mortgage loans held-for-sale in the amount of $444.2 million and $493.5 million at December 31, 2002 and 2001, respectively, which are carried at lower of cost or fair value, less cost to sell, and reported as mortgage loans in the statements of financial position.

Net realized capital gains and losses on sales of investments are determined on the basis of specific identification. In general, in addition to realized capital gains and losses on investment sales, unrealized gains and losses related to other than temporary impairments, trading securities, market value changes in certain seed money investments, fair value hedge ineffectiveness, derivatives not designated as hedges and changes in the mortgage loan allowance are reported in net income as net realized/unrealized capital gains (losses). Unrealized gains and losses on derivatives within our mortgage banking segment are reported as either operating expenses or fees and other revenues depending on the nature of the hedge and are excluded from net realized/unrealized capital gains (losses). Investment gains and losses on sales of certain real estate held-for-sale, which do not meet the criteria for classification as a discontinued operation, are reported as net investment income and are also excluded from net realized/unrealized capital gains (losses).

Policy loans and other investments, excluding investments in unconsolidated entities, are primarily reported at cost.

Securitizations

We sell commercial mortgage loans to an unconsolidated qualified special purpose entity which then issues mortgage-backed securities. We may retain immaterial interests in the loans by purchasing portions of the securities from the issuance. Gain or loss on the sales of the mortgages is reported as fees and other

1. Nature of Operations and Significant Accounting Policies — (continued)

revenues and depends in part on the previous carrying amounts of the financial assets involved in the transfer, which is allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Fair values are determined by quoted market prices of external buyers of each class of security purchased. The retained interests are thereafter carried at fair value with other fixed maturity investments and classified as available-for-sale.

We also sell residential mortgage loans and retain servicing rights which are retained interests in the sold loans. Gain or loss on the sales of the loans is reported as fees and other revenues and depends in part on the previous carrying amounts of the loans sold and the interests retained based on their relative fair values at the date of the transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests, so we estimate fair value based on the present value of the future expected cash flows using management's best estimates of assumptions we believe market participants would use to value such interests.

Mortgage Loan Servicing Rights

Mortgage loan servicing rights represent the cost of purchasing or originating the right to receive cash flows from servicing mortgage loans. Servicing rights are recorded at the time of sale of the underlying mortgage loans where the servicing is retained. The total cost of the mortgage loans, which includes the cost to acquire the servicing rights, is allocated to the mortgage loans and the servicing rights based on their relative fair values at the date of sale. Cost basis also includes adjustments resulting from the application of hedge accounting. Capitalized servicing rights are carried at the lower of cost or market value. The capitalized value is amortized in proportion to, and over the period of, estimated net servicing income.

Capitalized mortgage loan servicing rights are periodically assessed for impairment based on the estimated fair value of those rights. Fair values are estimated using estimates of discounted future net cash flows over the expected life using loan prepayment, discount rate, ancillary fee income and other economic factors we believe market participants would use to value such assets. For purposes of performing our impairment evaluation, we stratify the servicing portfolio on the basis of certain predominant risk characteristics, including loan type and note rate. To the extent that the carrying value of the servicing rights exceeds fair value for any stratum, a valuation allowance is established, which may be adjusted in the future as the value of the servicing rights increase or decrease. This valuation allowance is recognized in the consolidated statements of operations during the period in which impairment occurs.

Activity in the valuation allowance for mortgage loan servicing rights is summarized as follows (in millions):

	For the year ended December 31,		
	2002	2001	2000
Balance at beginning of year	**$198.1**	$ 2.3	$ 2.9
Impairments	**318.3**	196.0	1.1
Recoveries	**(22.7)**	(0.2)	(1.7)
Balance at end of year	**$493.7**	$198.1	$ 2.3

During 2002, impairments reflect the results of increased mortgage loan prepayments due to the continued reduction in market interest rates during the year.

1. Nature of Operations and Significant Accounting Policies — (continued)

Derivatives

Effective January 1, 2001, all derivatives are recognized as either assets or liabilities in the statement of financial position and measured at fair value. If certain conditions are met, a derivative may be specifically designated as one of the following:

(a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;

(b) a hedge of the exposure to variable cash flows of a forecasted transaction;

(c) a hedge of the foreign currency exposure of an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction.

Our accounting for the ongoing changes in fair value of a derivative depends on the intended use of the derivative and the designation as described above and is determined when the derivative contract is entered into or at the time of redesignation under FAS 133. Hedge accounting is used for derivatives that are specifically designated in advance as hedges and that reduce our exposure to an indicated risk by having a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period.

For derivatives hedging the exposure to changes in fair value of a recognized asset or liability, the change in fair value of the derivative is recognized in earnings in the period of change together with the offsetting change in fair value on the hedged item attributable to the risk being hedged. The effect of such accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

For derivatives hedging the exposure to variable cash flows, the effective portion of the derivative's change in fair value is initially deferred and reported as a component of other comprehensive income and subsequently reclassified into earnings when each variable cash flow occurs and is recognized in earnings. The ineffective portion of the change in fair value is reported in earnings in the period of change. For derivatives that are terminated prior to maturity, any accumulated gain or loss is recognized in earnings immediately if the hedged item is also terminated. If the hedged item is not terminated, then the accumulated gain or loss is amortized into earnings over the remaining life of the hedged item.

For derivatives hedging the foreign currency exposure of an unrecognized firm commitment or an available-for-sale security, the change in fair value of the derivative is recognized in earnings in the period of change together with the offsetting change in fair value on the hedged item attributable to the risk being hedged. The effect of such accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

For derivatives hedging the foreign currency exposure of a foreign-currency-denominated forecasted transaction, the change in fair value is initially deferred and reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction occurs and is recognized in earnings. The ineffective portion of the change in fair value is reported in earnings in the period of change.

For derivatives not designated as a hedging instrument, the change in fair value is recognized in earnings in the period of change.

A minimum variance technique is used to test the effectiveness of cash flow and fair value relationships whereby the profitability distribution of net fair value or cashflows for the hedging and hedged items are combined. If the coefficient of variation (standard deviation divided by mean) of the probability distribution is 1% or less, then the hedging relationship is deemed to be effective.

1. Nature of Operations and Significant Accounting Policies — (continued)

Prior to the January 1, 2001 adoption of SFAS No. 133, we used future contracts, mortgage-backed securities forwards, interest rate and principal only swap and floor agreements, options on futures contracts and currency rate swap agreements to hedge and manage our exposure to changes in interest rate levels and foreign exchange rate fluctuations, and to manage duration mismatch of assets and liabilities. Futures contracts were marked to market and settled daily with the net gain or loss at expiration or termination of the contracts recorded in net realized/unrealized capital gains (losses) on our consolidated statements of operations. Outstanding mortgage-backed forwards were reported as commitments, and upon settlement, the net gain or loss was reported in net realized/unrealized capital gains (losses). For interest rate and currency swaps held by Principal Life, the net amounts paid or received and net amounts accrued through the end of the accounting period were included in net investment income. Any discounts or premiums related to these instruments were amortized to net investment income over the life of the contract. Gains or losses on contracts terminated early were recognized immediately in net realized/unrealized capital gains (losses). Unrealized gains or losses on interest rate swap contracts and currency swaps were not recognized in income. We primarily utilized interest rate floors, futures and options on futures contracts and interest rate and principal only swaps in hedging our portfolio of mortgage servicing rights. The realized and unrealized gains and losses on servicing derivatives accounted for as effective hedges were considered in the periodic assessment of mortgage servicing rights impairment. The realized and unrealized gains and losses on servicing derivatives not considered effective hedges were recorded in our results of operations. We managed interest rate risk on our mortgage loan pipeline by buying and selling mortgage-backed securities in the forward markets, over-the-counter options on mortgage-backed securities, futures contracts and options on treasury futures contracts. The unrealized gains and losses on these derivatives were included in the lower of cost or market calculation of mortgage loans held-for-sale.

Contractholder and Policyholder Liabilities

Contractholder and policyholder liabilities (contractholder funds, future policy benefits and claims and other policyholder funds) include reserves for investment contracts and reserves for universal life, limited payment, participating and traditional life insurance policies. Investment contracts are contractholders' funds on deposit with us and generally include reserves for pension and annuity contracts. Reserves on investment contracts are equal to the cumulative deposits less any applicable charges plus credited interest.

Reserves for universal life insurance contracts are equal to cumulative premiums less charges plus credited interest which represents the account balances that accrue to the benefit of the policyholders. Reserves for nonparticipating term life insurance contracts are computed on a basis of assumed investment yield, mortality, morbidity and expenses, including a provision for adverse deviation, which generally varies by plan, year of issue and policy duration. Investment yield is based on our experience. Mortality, morbidity and withdrawal rate assumptions are based on our experience and are periodically reviewed against both industry standards and experience.

Reserves for participating life insurance contracts are based on the net level premium reserve for death and endowment policy benefits. This net level premium reserve is calculated based on dividend fund interest rate and mortality rates guaranteed in calculating the cash surrender values described in the contract.

Participating business represented approximately 32%, 35% and 34% of our life insurance in force and 74%, 76% and 79% of the number of life insurance policies in force at December 31, 2002, 2001 and 2000, respectively. Participating business represented approximately 68%, 57% and 61% of life insurance premiums for the years ended December 31, 2002, 2001 and 2000, respectively.

The amount of dividends to policyholders is approved annually by Principal Life's Board of Directors. The amount of dividends to be paid to policyholders is determined after consideration of several factors

1. Nature of Operations and Significant Accounting Policies — (continued)

including interest, mortality, morbidity and other expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Principal Life. At the end of the reporting period, Principal Life establishes a dividend liability for the pro rata portion of the dividends expected to be paid on or before the next policy anniversary date.

Some of our policies and contracts require payment of fees in advance for services that will be rendered over the estimated lives of the policies and contracts. These payments are established as unearned revenue reserves upon receipt and included in other policyholder funds in the consolidated statements of financial position. These unearned revenue reserves are amortized to operations over the estimated lives of these policies and contracts in relation to the emergence of estimated gross profit margins.

The liability for unpaid accident and health claims is an estimate of the ultimate net cost of reported and unreported losses not yet settled. This liability is estimated using actuarial analyses and case basis evaluations. Although considerable variability is inherent in such estimates, we believe that the liability for unpaid claims is adequate. These estimates are continually reviewed and, as adjustments to this liability become necessary, such adjustments are reflected in current operations.

Recognition of Premiums and Other Considerations, Fees and Other Revenues and Benefits

Traditional individual life and health insurance products include those products with fixed and guaranteed premiums and benefits and consist principally of whole life and term life insurance policies. Premiums from these products are recognized as premium revenue when due.

Immediate annuities with life contingencies include products with fixed and guaranteed annuity considerations and benefits and consist principally of group and individual single premium annuities with life contingencies. Annuity considerations from these products are recognized as revenue when due.

Group life and health insurance premiums are generally recorded as premium revenue over the term of the coverage. Some group contracts allow for premiums to be adjusted to reflect emerging experience. Such adjusted premiums are recognized in the period that the related experience emerges. Fees for contracts providing claim processing or other administrative services are recorded over the period the service is provided.

Related policy benefits and expenses for individual and group life, annuity and health insurance products are associated with earned premiums and result in the recognition of profits over the expected lives of the policies and contracts.

Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. Amounts received as payments for such contracts are not reported as premium revenues. Revenues for universal life-type insurance contracts consist of policy charges for the cost of insurance, policy initiation and administration, surrender charges and other fees that have been assessed against policy account values. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

Investment contracts do not subject us to risks arising from policyholder mortality or morbidity and consist primarily of Guaranteed Investment Contracts ("GICs"), funding agreements and certain deferred annuities. Amounts received as payments for investment contracts are established as investment contract liability balances and are not reported as premium revenues. Revenues for investment contracts consist of investment income and policy administration charges. Investment contract benefits that are charged to expense include benefit claims incurred in the period in excess of related investment contract liability balances and interest credited to investment contract liability balances.

1. Nature of Operations and Significant Accounting Policies — (continued)

Fees and other revenues are earned for asset management services provided to retail and institutional clients based largely upon contractual rates applied to the market value of the client's portfolio. Additionally, fees and other revenues are earned for administrative services performed including recordkeeping and reporting services for retirement savings plans. Fees and other revenues received for performance of asset management and administrative services are recognized as revenue when the service is performed.

Fees and other revenues arising from the residential mortgage banking operations consist of revenues earned for servicing and originating residential mortgage loans as well as marketing other products to servicing portfolio customers. Net revenues are also recognized upon the sale of residential mortgage loans and residential mortgage loan servicing rights and are recorded in fees and other revenues and determined using the specific identification basis. Servicing revenues are recognized as the mortgage loan is serviced over the life of the mortgage loan. Mortgage loans originated are sold in the secondary mortgage markets, shortly after origination. As a result, mortgage loan origination fee revenues are recognized when the mortgage loans are sold. Fee revenues received for marketing other products to servicing portfolio customers are recognized when the service is performed.

Deferred Policy Acquisition Costs

Commissions and other costs (underwriting, issuance and agency expenses and first-year bonus interest) that vary with and are primarily related to the acquisition of new and renewal insurance policies and investment contract business are capitalized to the extent recoverable. Maintenance costs and acquisition costs that are not deferrable are charged to operations as incurred.

Deferred policy acquisition costs for universal life-type insurance contracts and participating life insurance policies and investment contracts are being amortized over the lives of the policies and contracts in relation to the emergence of estimated gross profit margins. This amortization is adjusted retrospectively when estimates of current or future gross profits and margins to be realized from a group of products and contracts are revised. The deferred policy acquisition costs of nonparticipating term life insurance policies are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policyholder liabilities.

Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. Deferred policy acquisition costs would be written off to the extent that it is determined that future policy premiums and investment income or gross profit margins would not be adequate to cover related losses and expenses.

Reinsurance

We enter into reinsurance agreements with other companies in the normal course of business. We may assume reinsurance from or cede reinsurance to other companies. Assets and liabilities related to reinsurance ceded are reported on a gross basis. Premiums and expenses are reported net of reinsurance ceded. We are contingently liable with respect to reinsurance ceded to other companies in the event the reinsurer is unable to meet the obligations it has assumed. At December 31, 2002, 2001 and 2000, respectively, we had reinsured $17.8 billion, $15.6 billion and $13.2 billion of life insurance in force, representing 13%, 12% and 9% of total net life insurance in force through a single third-party reinsurer. To minimize the possibility of losses, we evaluate the financial condition of our reinsurers and monitor concentrations of credit risk.

1. *Nature of Operations and Significant Accounting Policies — (continued)*

The effects of reinsurance on premiums and other considerations and policy and contract benefits and changes in reserves were as follows (in millions):

	For the year ended December 31,		
	2002	2001	2000
Premiums and other considerations:			
Direct	$4,080.1	$4,329.9	$4,142.1
Assumed	130.6	56.0	24.6
Ceded	(328.9)	(263.6)	(170.3)
Net premiums and other considerations	$3,881.8	$4,122.3	$3,996.4
Benefits, claims and settlement expenses:			
Direct	$5,459.8	$5,700.3	$5,387.8
Assumed	10.6	7.4	1.9
Ceded	(253.5)	(225.6)	(157.4)
Net benefits, claims and settlement expenses	$5,216.9	$5,482.1	$5,232.3

Separate Accounts

The separate account assets and liabilities presented in the consolidated financial statements represent the fair market value of funds that are separately administered by us for contracts with equity, real estate and fixed-income investments. Generally, the separate account contract owner, rather than us, bears the investment risk of these funds. The separate account assets are legally segregated and are not subject to claims that arise out of any other business of ours. We receive a fee for administrative, maintenance and investment advisory services that is included in the consolidated statements of operations. Net deposits, net investment income and realized and unrealized capital gains and losses on the separate accounts are not reflected in the consolidated statements of operations.

At December 31, 2002 and 2001, the separate accounts include a separate account valued at $1.0 billion and $1.3 billion, respectively, which primarily includes shares of our stock that were allocated and issued to eligible participants of qualified employee benefit plans administered by us as part of the policy credits issued under the demutualization. These shares are included in both basic and diluted earnings per share calculations. The separate account shares are recorded at fair value and are reported as separate account assets and separate account liabilities in the consolidated statement of financial position. Activity of the separate account shares is reflected in both the separate account assets and separate account liabilities and does not impact our results of operations.

Income Taxes

We file a U.S. consolidated income tax return that includes all of our qualifying subsidiaries. Our policy of allocating income tax expenses and benefits to companies in the group is generally based upon pro rata contribution of taxable income or operating losses. We are taxed at corporate rates on taxable income based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred tax assets and deferred tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

1. Nature of Operations and Significant Accounting Policies — (continued)

Foreign Exchange

Assets and liabilities of our foreign subsidiaries and affiliates denominated in non-U.S. dollars are translated into U.S. dollar equivalents at the year-end spot foreign exchange rates. Resulting translation adjustments are reported as a component of stockholders' equity, along with any related hedge effects. Revenues and expenses for these entities are translated at the weighted-average exchange rates for the year. Revenue, expense and other foreign currency transactions and translation adjustments for foreign subsidiaries and affiliates with the U.S. dollar as the functional currency that affect cash flows are reported in current operations, along with related hedge effects.

Goodwill and Other Intangibles

Goodwill and other intangibles include the cost of acquired subsidiaries in excess of the fair value of the net tangible assets recorded in connection with acquisitions. Due to the adoption of SFAS 142, goodwill and indefinite-lived intangible assets were no longer amortized after January 1, 2002. Intangible assets with a finite useful life continue to be amortized on a straight-line basis generally over a period of 15 to 30 years. Goodwill and indefinite-lived intangible assets not subject to amortization will be tested for impairment on an annual basis during the fourth quarter each year, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill impairment testing involves a two-step process described further in the accounting changes section within Note 1. Impairment testing for indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying value.

Other intangible assets with finite useful lives continue to be reviewed periodically for indicators of impairment in value. If facts and circumstances suggest possible impairment, the sum of the estimated undiscounted future cash flows expected to result from the use of the asset is compared to the current carrying value of the asset. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized for the excess of the carrying amount of assets over their fair value. Prior to January 1, 2002, this impairment method was used for all intangible assets and goodwill.

Earnings Per Share

Basic earnings per share is calculated by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period and excludes the dilutive effect of stock options. The calculation of diluted earnings per share reflects the dilution that would have occurred had the stock options been exercised, resulting in the issuance of common stock.

Stock-Based Compensation

At December 31, 2002, we have four stock-based compensation plans, which are described more fully in Note 19. We used the fair value method and the intrinsic value method in 2002 and 2001, respectively, for these plans.

Awards under our plans vest over periods ranging from three months to three years. Therefore, the cost related to stock-based compensation included in the determination of net income for 2002 is less than that which would have been recognized if the fair value based method had been applied to all awards since the inception of our stock-based compensation plans. Had compensation expense for our stock option awards and employees' purchase rights been determined based upon fair values at the grant dates for awards under the plans in accordance with SFAS 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below. For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

1. Nature of Operations and Significant Accounting Policies — (continued)

	For the year ended December 31,	
	2002	2001(1)
	(in millions, except per share data)	
Net income, as reported	**$142.3**	$358.8
Add: Stock-based compensation expense included in reported net income, net of related tax effects	**11.8**	6.6
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	**15.1**	7.9
Pro forma net income	**$139.0**	$357.5
Earnings per share:		
Basic:		
As reported	**$ 0.41**	$ 0.99
Pro forma	**$ 0.40**	$ 0.99
Diluted:		
As reported	**$ 0.41**	$ 0.99
Pro forma	**$ 0.40**	$ 0.99

(1) Calculation of weighted-average shares included in the December 31, 2001, pro forma disclosures is described in Note 20.

Reclassifications

Reclassifications have been made to the 2000 and 2001 consolidated financial statements to conform to the 2002 presentation.

2. Goodwill and Other Intangible Assets

Amortized intangible assets were as follows (in millions):

	As of December 31, 2002			As of December 31, 2001		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Value of insurance in force acquired	**$83.5**	**$ 6.6**	**$76.9**	$54.4	$ 7.2	$47.2
Other	**1.6**	**0.4**	**1.2**	2.1	0.2	1.9
Total amortized intangibles	**$85.1**	**$ 7.0**	**$78.1**	$56.5	$ 7.4	$49.1

Unamortized intangible assets were as follows (in millions):

	As of December 31,	
	2002	2001
	Net carrying amount	Net carrying amount
Other indefinite-lived intangible assets	**$10.7**	$12.4

2. Goodwill and Other Intangible Assets — (continued)

The amortization expense for intangible assets with finite useful lives was $2.6 million, $2.5 million and $2.8 million for 2002, 2001 and 2000, respectively. At December 31, 2002, the estimated amortization expense for the next five years is as follows (in millions):

	Estimated amortization expense
2003	$2.9
2004	2.7
2005	2.5
2006	2.3
2007	2.2

The changes in the carrying amount of goodwill reported in our operating segments for 2002 were as follows (in millions):

	U.S. Asset Management and Accumulation	International Asset Management and Accumulation	Life and Health Insurance	Mortgage Banking	Consolidated
Balance at January 1, 2002	$12.5	$33.7	$49.4	$ 8.4	$104.0
Goodwill from acquisitions	10.7	—	—	—	10.7
Goodwill disposed of during the period	—	—	(0.7)	—	(0.7)
Cumulative effect of accounting change(1)	—	—	(4.6)	—	(4.6)
Foreign currency translation	—	(2.9)	—	—	(2.9)
Balance at December 31, 2002	$23.2	$30.8	$44.1	$ 8.4	$106.5

(1) Excludes goodwill impairments of $300.3 million related to BT Financial Group (see Note 3) and $20.9 million related to an equity investment subsidiary of Principal International.

3. Discontinued Operations

On October 31, 2002, we sold substantially all of BT Financial Group to Westpac Banking Corporation ("Westpac") for proceeds of A$900.0 million Australian dollars ("A$") (U.S. $499.4 million), and future contingent proceeds in 2004 of up to A$150.0 million (approximately U.S. $80.0 million). The contingent proceeds will be based on Westpac's future success in growing retail funds under management.

The decision to sell BT Financial Group was made with a view toward focusing our resources, executing on core strategic priorities and meeting shareholder expectations. Changing market dynamics since our acquisition of BT Financial Group, including industry consolidation, led us to conclude that the interests of BT Financial Group clients and staff would be best served under Westpac's ownership.

Excluding the contingent proceeds, our estimated after-tax proceeds from the sale are expected to be approximately U.S. $938.4 million. This amount includes cash proceeds, expected tax benefits and a gain from unwinding the hedged asset associated with debt used to acquire BT Financial Group in 1999. We have accrued for an estimated after-tax loss on disposal of $208.7 million as of December 31, 2002. Future adjustments to the estimated loss are expected to be recorded through the first half of 2003, as the proceeds from the sale are finalized.

3. Discontinued Operations — (continued)

BT Financial Group is accounted for as a discontinued operation and therefore, the results of operations (excluding corporate overhead) and cash flows have been removed from our results of continuing operations for all periods presented. Corporate overhead allocated to BT Financial Group does not qualify for discontinued operations treatment under SFAS 144, and therefore is still included in our results of continuing operations. Assets and liabilities related to BT Financial Group have been reclassified to assets of discontinued operations and liabilities of discontinued operations on the consolidated statements of financial position for all periods presented. The results of operations (excluding corporate overhead) for BT Financial Group are reported as non-recurring items for the International Asset Management and Accumulation segment in the Segment Information note (Note 18). Additionally, the information included in the notes to the financial statements exclude information applicable to BT Financial Group, unless otherwise noted.

Selected financial information for the discontinued operations is as follows:

	As of December 31, 2001(1)
	(in millions)
Assets	
Goodwill and other intangibles	$ 993.0
Separate account assets	1,488.8
Other assets	492.5
Total assets of discontinued operations	$2,974.3
Liabilities	
Separate account liabilities	$1,488.8
Other liabilities	284.5
Total liabilities of discontinued operations	$1,773.3

(1) As BT Financial Group was sold on October 31, 2002, there is no balance sheet data to present as of December 31, 2002.

3. **Discontinued Operations — (continued)**

	For the year ended December 31,		
	2002	2001	2000
		(in millions)	
Total revenues	$ 139.7	$220.9	$285.5
Loss from continuing operations, net of related income taxes (corporate overhead)	$ (2.6)	$ (3.6)	$ (2.0)
Income (loss) from discontinued operations:			
Income (loss) before income taxes	17.7	(15.6)	20.2
Income taxes (benefits)	5.7	(4.4)	11.7
Income (loss) from discontinued operations (1)	12.0	(11.2)	8.5
Loss on disposal, net of related income tax benefit of $89.6 million	(208.7)	—	—
Income (loss) from discontinued operations, net of related income taxes	(196.7)	(11.2)	8.5
Cumulative effect of accounting change, net of related income taxes	(255.4)	—	—
Net income (loss)	$(454.7)	$(14.8)	$ 6.5

(1) The 2002 summary results of operations information is for the 10 months ended October 31, 2002, the date of sale of BT Financial Group.

4. **Other Divestitures**

In September 2000, we sold a portion of our equity ownership position in Coventry Health Care, Inc., which reduced our ownership to approximately 25% and resulted in a realized capital gain of $13.9 million, net of income tax. The investment in Coventry Health Care, Inc. was $146.0 million at December 31, 2001. On February 1, 2002, we sold our remaining stake of 15.1 million shares in Coventry Health Care, Inc. common stock and a warrant, exercisable for 3.1 million shares of Coventry Health Care, Inc. common stock. Total proceeds from the completion of this transaction were $325.4 million, which resulted in a realized capital gain of $114.5 million, net of income tax.

5. Investments

Fixed Maturities and Equity Securities

The cost, gross unrealized gains and losses and fair value of fixed maturities and equity securities available-for-sale as of December 31, 2002 and 2001, are summarized as follows (in millions):

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2002				
Fixed maturities:				
U.S. government and agencies	**$ 502.6**	**$ 19.5**	**$ —**	**$ 522.1**
Foreign governments	**595.5**	**64.4**	**—**	**659.9**
States and political subdivisions	**399.2**	**33.1**	**5.9**	**426.4**
Corporate — public	**16,672.0**	**1,101.0**	**281.7**	**17,491.3**
Corporate — private	**8,522.7**	**523.0**	**186.5**	**8,859.2**
Mortgage-backed and other asset-backed securities	**5,819.6**	**421.7**	**14.5**	**6,226.8**
Total fixed maturities	**$32,511.6**	**$2,162.7**	**$488.6**	**$34,185.7**
Total equity securities	**$ 381.0**	**$ 9.9**	**$ 12.2**	**$ 378.7**
December 31, 2001				
Fixed maturities:				
U.S. government and agencies	$ 15.4	$ 0.1	$ 0.1	$ 15.4
Foreign governments	876.5	53.0	3.2	926.3
States and political subdivisions	302.1	20.1	4.7	317.5
Corporate — public	13,049.2	513.6	160.4	13,402.4
Corporate — private	9,030.8	325.6	124.3	9,232.1
Mortgage-backed and other asset-backed securities	5,891.3	253.5	26.2	6,118.6
Total fixed maturities	$29,165.3	$1,165.9	$318.9	$30,012.3
Total equity securities	$ 902.8	$ 15.7	$ 81.2	$ 837.2

The cost and fair value of fixed maturities available-for-sale at December 31, 2002, by expected maturity, were as follows (in millions):

	Cost	Fair value
Due in one year or less	**$ 1,824.9**	**$ 1,843.4**
Due after one year through five years	**9,855.0**	**10,328.2**
Due after five years through ten years	**7,726.5**	**8,245.7**
Due after ten years	**7,285.6**	**7,541.6**
	26,692.0	**27,958.9**
Mortgage-backed and other asset-backed securities	**5,819.6**	**6,226.8**
Total	**$32,511.6**	**$34,185.7**

The above summarized activity is based on expected maturities. Actual maturities may differ because borrowers may have the right to call or prepay obligations.

5. Investments — (continued)

Corporate private placement bonds represent a primary area of credit risk exposure. The corporate private placement bond portfolio is diversified by issuer and industry. We monitor the restrictive bond covenants which are intended to regulate the activities of issuers and control their leveraging capabilities.

Net Investment Income

Major categories of net investment income are summarized as follows (in millions):

	For the year ended December 31,		
	2002	2001	2000
Fixed maturities, available-for-sale	**$2,219.7**	$2,207.0	$1,880.7
Fixed maturities, trading	**5.2**	—	—
Equity securities, available-for-sale	**27.6**	27.7	72.6
Mortgage loans	**816.5**	884.2	1,022.9
Real estate	**85.7**	178.2	171.3
Policy loans	**57.6**	57.5	55.1
Cash and cash equivalents	**16.8**	28.1	26.7
Other	**175.1**	103.6	67.0
	3,404.2	3,486.3	3,296.3
Less investment expenses	**(99.5)**	(102.7)	(138.7)
Net investment income	**$3,304.7**	$3,383.6	$3,157.6

Net Realized/Unrealized Capital Gains and Losses

The major components of net realized/unrealized capital gains (losses) on investments are summarized as follows (in millions):

	For the year ended December 31,		
	2002	2001	2000
Fixed maturities, available-for-sale:			
Gross gains	**$ 172.3**	$ 75.8	$ 29.1
Gross losses	**(538.5)**	(408.8)	(155.0)
Fixed maturities, trading:			
Gross gains	**4.0**	0.9	—
Gross losses	**(0.1)**	(0.1)	—
Equity securities, available-for-sale:			
Gross gains	**4.1**	9.4	84.2
Gross losses	**(32.8)**	(76.9)	(5.0)
Mortgage loans	**(10.3)**	10.7	8.6
Real estate	**9.3**	(19.0)	82.3
Other, including unrealized derivative gains (losses)	**37.2**	(106.0)	95.4
Net realized/unrealized capital gains (losses)	**$(354.8)**	$(514.0)	$ 139.6

Proceeds from sales of investments (excluding call and maturity proceeds) in fixed maturities were $8.2 billion, $5.7 billion and $5.7 billion in 2002, 2001 and 2000, respectively. Of the 2002, 2001 and 2000

5. Investments — (continued)

proceeds, $4.3 billion, $1.6 billion and $2.6 billion, respectively, relate to sales of mortgage-backed securities. Our mortgage-backed portfolio is actively managed to reduce the risk of prepayment by purchasing securities that are trading close to par. Gross gains of $88.2 million, $22.5 million and $2.0 million and gross losses of $11.6 million, $5.0 million and $40.1 million in 2002, 2001 and 2000, respectively, were realized on sales of mortgage-backed securities.

We recognize impairment losses for fixed maturities and equity securities when declines in value are other than temporary. Realized losses related to other than temporary impairments were $357.0 million, $227.4 million and $6.1 million in 2002, 2001 and 2000, respectively.

Net Unrealized Gains and Losses on Available-for-Sale Securities

The net unrealized gains and losses on investments in fixed maturities and equity securities available-for-sale are reported as a separate component of equity, reduced by adjustments to deferred policy acquisition costs and unearned revenue reserves that would have been required as a charge or credit to operations had such amounts been realized and a provision for deferred income taxes.

The cumulative amount of net unrealized gains and losses on available-for-sale securities was as follows (in millions):

	As of December 31, 2002	As of December 31, 2001
Net unrealized gains on fixed maturities, available-for-sale(1)	**$1,671.4**	$ 827.0
Net unrealized losses on equity securities, available-for-sale	**(4.6)**	(42.4)
Adjustments for assumed changes in amortization patterns:		
Deferred policy acquisition costs	**(226.2)**	(104.6)
Unearned revenue reserves	**13.6**	7.2
Net unrealized losses on derivative instruments	**(167.1)**	(52.5)
Net unrealized loss on policyholder dividend obligation	**(33.6)**	—
Provision for deferred income taxes	**(431.5)**	(214.4)
Net unrealized gains on available-for-sale securities	**$ 822.0**	$ 420.3

(1) Excludes net unrealized gains (losses) on fixed maturities, available-for-sale included in fair value hedging relationships.

5. Investments — (continued)

Commercial Mortgage Loans

Commercial mortgage loans represent a primary area of credit risk exposure. At December 31, 2002 and 2001, the commercial mortgage portfolio is diversified by geographic region and specific collateral property type as follows (dollars in millions):

	As of December 31,			
	2002		2001	
	Carrying amount	Percent of total	Carrying amount	Percent of total
Geographic distribution				
New England	$ 387.6	4.1%	$ 327.4	3.4%
Middle Atlantic	1,617.0	17.3	1,606.3	16.5
East North Central	913.7	9.8	930.1	9.5
West North Central	311.5	3.3	397.8	4.1
South Atlantic	2,180.8	23.3	2,403.0	24.7
East South Central	345.5	3.7	338.5	3.5
West South Central	641.8	6.9	769.0	7.9
Mountain	711.8	7.6	637.7	6.5
Pacific	2,339.7	24.9	2,421.3	24.8
Valuation allowance	(83.6)	(0.9)	(90.7)	(0.9)
Total	$9,365.8	100.0%	$9,740.4	100.0%
Property type distribution				
Office	$3,166.2	33.8%	$3,252.5	33.4%
Retail	2,836.0	30.3	3,106.5	31.9
Industrial	2,802.6	29.9	2,948.9	30.3
Apartments	475.4	5.1	349.8	3.6
Hotel	57.4	0.6	61.6	0.6
Mixed use/other	111.8	1.2	111.8	1.1
Valuation allowance	(83.6)	(0.9)	(90.7)	(0.9)
Total	$9,365.8	100.0%	$9,740.4	100.0%

Commercial and Residential Mortgage Loan Loss Allowance

Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to contractual terms of the loan agreement. When we determine that a loan is impaired, a provision for loss is established equal to the difference between the carrying amount of the mortgage loan and the estimated value. Estimated value is based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or fair value of the collateral. The provision for losses is included in net realized/unrealized capital gains (losses) on our consolidated statements of operations. Mortgage loans deemed to be uncollectible are charged against the allowance for losses, and subsequent recoveries are credited to the allowance for losses.

5. Investments — (continued)

The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. The evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Impaired mortgage loans along with the related allowance for losses were as follows (in millions):

	As of December 31,	
	2002	2001
Impaired loans with allowance for losses	**$123.0**	$97.6
Allowance for losses	**(26.9)**	(17.0)
Net impaired loans	**$ 96.1**	$80.6

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows (in millions):

	For the year ended December 31,		
	2002	2001	2000
Average recorded investment in impaired loans	**$88.4**	$74.4	$72.8
Interest income recognized on impaired loans	**8.6**	12.5	12.6

All interest income on impaired commercial mortgage loans was recognized on the cash basis of income recognition, whereas, interest income on impaired residential mortgage loans was recognized on the accrual basis.

A summary of the changes in the commercial and residential mortgage loan allowance for losses is as follows (in millions):

	For the year ended December 31,		
	2002	2001	2000
Balance at beginning of year	**$92.3**	$110.4	$117.8
Provision for losses	**35.1**	11.2	5.4
Releases due to write-downs, sales and foreclosures	**(40.4)**	(29.3)	(12.8)
Balance at end of year	**$87.0**	$ 92.3	$110.4

Residential Mortgage Banking Activities

We were servicing approximately 920,000 and 741,000 residential mortgage loans with aggregate principal balances of approximately $107,745.3 million and $80,530.5 million at December 31, 2002 and 2001, respectively. In connection with these mortgage servicing activities, we held funds in trust for others totaling approximately $646.7 million and $508.9 million at December 31, 2002 and 2001, respectively. As of December 31, 2002 and 2001, $273.9 million and $252.4 million, respectively, of the funds held in trust were held in our banking subsidiary. In connection with our loan administration activities, we advance payments of property taxes and insurance premiums and also advance principal and interest payments to investors in advance of collecting funds from specific mortgagors. In addition, we make certain payments of attorney fees

5. Investments — (continued)

and other costs related to loans in foreclosure. These amounts receivable are recorded, at cost, as other assets in our consolidated statements of financial position. Amounts advanced are considered in management's evaluation of the adequacy of the mortgage loan allowance for losses.

In June 2000, our mortgage banking segment created a special purpose bankruptcy remote entity, Principal Residential Mortgage Capital Resources, LLC ("PRMCR"), to provide an off-balance sheet source of funding for our residential mortgage loan production. We sell eligible residential mortgage loans to PRMCR, where they are warehoused until sold to the final investor. We sold $47.1 billion and $38.0 billion in mortgage loans to PRMCR in 2002 and 2001, respectively. The maximum amount of mortgage loans, which can be warehoused in PRMCR, has increased from $1.0 billion at inception to $4.0 billion as of December 31, 2002. PRMCR held $4.0 billion and $3.0 billion in mortgage loans held-for-sale as of December 31, 2002 and 2001, respectively. The portfolio of loans held-for-sale by PRMCR must meet portfolio criteria, eligibility representations and portfolio aging limitations. Based on these eligibility representations, we are required to repurchase ineligible loans from PRMCR. During 2002, we repurchased $51.9 million of ineligible loans from PRMCR.

PRMCR is capitalized by equity certificates owned by third party investors not affiliated with us or our affiliates, directors or officers and, thus, is not consolidated. The equity holders bear the risk of loss on defaulted mortgages. At December 31, 2002 and 2001, PRMCR had outstanding equity certificates of $193.0 million. PRMCR also issues short-term secured liquidity notes as well as medium term notes to provide funds to purchase mortgage loans from us. At December 31, 2002, PRMCR had outstanding secured liquidity notes of $2.2 billion, three-year fixed term notes of $800.0 million and five-year variable term notes of $800.0 million. At December 31, 2001, PRMCR had outstanding secured liquidity notes of $1.3 billion, three-year fixed term notes of $800.0 million and five-year variable term notes of $800.0 million. All borrowings are collateralized by the assets of PRMCR.

We paid a commitment fee to PRMCR based on the overall warehouse limit. PRMCR used a portion of the fee to fund a cash collateral account maintained at PRMCR. These funds are available as additional collateral to cover credit related losses on defaulted mortgage loans. The balance in the account was $24.0 million at December 31, 2002 and 2001, and is reflected in other assets on our consolidated statements of financial position. We maintain a right to the servicing of the mortgage loans held by PRMCR and retain servicing upon the sale of the majority of the mortgage loans to the final investors. As the servicer, we receive a monthly servicing fee and may earn additional incentive servicing fees upon successful completion of our servicing responsibilities. We received $23.3 million and $12.6 million in servicing and incentive servicing fees from PRMCR in 2002 and 2001, respectively. Any unpaid and earned incentive fees as well as any remaining amounts in the cash collateral account will be returned to us upon the termination of PRMCR. Additionally, as the servicer, we are required to advance to PRMCR those payments due from borrowers, but not received, as of specified cutoff dates. In addition, we perform certain secondary marketing, accounting and various administrative functions on behalf of PRMCR. In order to hedge interest rate risk and non-credit-related market value risk associated with its inventory of mortgage loans held-for-sale, PRMCR entered into swaps with counterparties not affiliated with us or PRMCR. The swap counterparties are required to maintain certain minimum ratings as approved by the rating agencies. Through separate swap agreements with the swap counterparties that mirror the original swaps with PRMCR, the interest rate risk and non-credit-related market value components are swapped back to us.

Upon the effective date of FIN 46, as described in Note 1, we will be required to consolidate PRMCR unless its current structure is modified. If FIN 46 was effective as of December 31, 2002, the impact would be the consolidation of $4.1 billion in assets and liabilities.

5. Investments — (continued)

In October 2000, our mortgage banking segment created a wholly owned, unconsolidated qualifying special purpose entity, Principal Residential Mortgage Funding, LLC ("PRMF"), to provide an off-balance-sheet source of funding for up to $250.0 million of qualifying delinquent mortgage loans. The limit was increased to $550.0 million in December 2002. We sell qualifying delinquent FHA and VA mortgage loans to PRMF which then transfers the loans to Principal Residential Mortgage EBO Trust ("Trust"), an unaffiliated Delaware business trust. The Trust funds its acquisitions of the mortgage loans by selling participation certificates, representing an undivided interest in the Trust, to commercial paper conduit purchasers, who are not affiliated with us or any of our affiliates, directors or officers. At December 31, 2002 and 2001, the Trust held $405.1 million and $273.5 million in mortgage loans, respectively, and had outstanding participation certificates of $382.8 million and $256.9 million, respectively.

Mortgage loans typically remain in the Trust until they are processed through the foreclosure claim process, are paid off or reinstated. Mortgage loans that reinstate are no longer eligible to remain in the Trust and are required to be removed at fair market value by us at the monthly settlement date following reinstatement.

We are retained as the servicer of the mortgage loans and also perform accounting and various administrative functions on behalf of PRMF, in our capacity as the managing member of PRMF. As the servicer, we receive a servicing fee pursuant to the pooling and servicing agreement. We may also receive a successful servicing fee only after all other conditions in the monthly cash flow distribution are met. We received $23.4 million and $8.5 million in servicing and successful servicing fees from PRMF in 2002 and 2001, respectively. At December 31, 2002 and 2001, our residual interest in such cash flows was $32.7 million and $21.5 million, respectively, and was recorded in other assets on our consolidated statements of financial position. The value of the residual interest was based on the net present value of expected cash flows from PRMF, reduced by estimates of foreclosure losses associated with the related loans. We are required to advance funds for payment of interest on the participation certificates and other carrying costs, if sufficient cash is not available in the trust collection account to meet this obligation.

Both the Trust and us, are parties to a cost of funds hedge agreement. We pay the weighted-average cost of funds on the participation certificates plus fees and expenses and receive the weighted-average coupon of mortgage loans in the Trust less a spread.

Based on PRMF's classification as a qualifying special purpose entity pursuant to the guidance of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a Replacement of FASB Statement No. 125*, PRMF will not be required to be consolidated under the provisions of FIN 46.

Real Estate

Depreciation expense on invested real estate was $31.8 million, $20.2 million and $29.3 million in 2002, 2001 and 2000, respectively. Accumulated depreciation was $157.3 million and $142.4 million as of December 31, 2002 and 2001, respectively.

Other Investments

Other investments include minority interests in unconsolidated entities and properties owned jointly with venture partners and operated by the partners. Total assets of the unconsolidated entities amounted to $3,637.9 million and $4,768.8 million at December 31, 2002 and 2001, respectively. Total revenues of the unconsolidated entities were $618.8 million, $2,855.2 million and $2,226.3 million in 2002, 2001 and 2000, respectively. During 2002, 2001 and 2000, we included $19.2 million, $48.8 million and $39.1 million, respectively, in net investment income representing our share of current year net income of the unconsolidated

5. Investments — (continued)

entities. At December 31, 2002, our net investment in unconsolidated entities was $22.3 million, which primarily included our minority interests in domestic and international joint ventures and partnerships. At December 31, 2001, our net investment in unconsolidated entities was $234.8 million, which primarily included our ownership interest in Coventry Health Care, Inc. in addition to our minority interests in joint ventures and partnerships. On February 1, 2002, we sold our minority interest in Coventry Health Care, Inc. (See Note 4).

In the ordinary course of our business and as part of our investment operations, we have also entered into long term contracts to make and purchase loans aggregating $525.1 million and $432.9 million at December 31, 2002 and 2001, respectively.

With the adoption of SFAS 133 on January 1, 2001, derivatives are reflected on our consolidated statements of financial position and reported as a component of other investments. Certain seed money investments, which were reclassified from equity securities to other invested assets as of September 30, 2002, are carried at fair value with changes in fair value included in net income as net realized/unrealized capital gains (losses).

6. Securitization Transactions

Commercial Mortgage Loans

We sell commercial mortgage loans in securitization transactions and retain primary servicing responsibilities and other immaterial interests. We receive annual servicing fees approximating 0.01%, which approximates cost. The investors and the securitization entities have no recourse to our other assets for failure of debtors to pay when due. The value of our retained interests is subject primarily to credit risk.

In 2002 and 2001, we recognized gains of $17.2 million and $18.3 million, respectively, on the securitization of commercial mortgage loans.

Key economic assumptions used in measuring the retained interests at the date of securitization resulting from transactions completed included a cumulative default rate between 6% and 11% during 2002 and 4% and 8% during 2001. The assumed range of the loss severity, as a percentage of defaulted loans, was between 12% and 32% during 2002 and 12% and 25% during 2001. The low end of the loss severity range relates to a portfolio of seasoned loans. The high end of the loss severity range relates to a portfolio of newly issued loans.

At December 31, 2002, the fair values of retained interests related to the securitizations of commercial mortgage loans were $229.6 million. Key economic assumptions and the sensitivity of the current fair values of residual cash flows were tested to one and two standard deviations from the expected rates. The changes in the fair values at December 31, 2002, as a result of these assumptions were not significant.

Residential Mortgage Loans

We sell residential mortgage loans and retain servicing responsibilities pursuant to the terms of the applicable servicing agreements. These sales are generally transacted on a non-recourse basis. We receive annual servicing fees approximating 0.4% of the outstanding principal balances on the underlying loans. The value of the servicing rights is subject to prepayment and interest rate risks on the transferred mortgage loans.

In 2002, 2001 and 2000, we recognized gains of $373.9 million, $237.2 million and $9.4 million, respectively, on the sales of residential mortgage loans.

6. **Securitization Transactions — (continued)**

The key economic assumptions used in determining the fair value of mortgage servicing rights at the date of loan sale for sales completed in 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Weighted-average life (years)	6.42	7.84	6.87
Weighted-average prepayment speed	11.91%	9.48%	11.81%
Yield to maturity discount rate	6.75%	7.45%	10.74%

Prepayment speed is the constant prepayment rate that results in the weighted-average life disclosed above.

At December 31, 2002, key economic assumptions and the sensitivity of the current fair value of the mortgage servicing rights to immediate 10% and 20% adverse changes in those assumptions were as follows (dollars in millions):

Fair value of mortgage servicing rights	$1,527.6
Expected weighted-average life (in years)	4.2
Prepayment speed*	19.80%
Decrease in fair value of 10% adverse change	$ 96.4
Decrease in fair value of 20% adverse change	$ 182.0
Yield to maturity discount rate*	5.53%
Decrease in fair value of 10% adverse change	$ 63.9
Decrease in fair value of 20% adverse change	$ 127.7

* Represents the weighted average prepayment speed and discount rate for the life of the mortgage servicing rights asset using our Option Adjusted Spread/Monte Carlo simulation of 160 interest rate paths.

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the servicing rights is calculated independently without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. For example, changes in prepayment speed estimates could result in changes in the discount rate.

Securitization Transactions Cash Flows

The table below summarizes cash flows for securitization transactions (in millions):

	For the year ended December 31,		
	2002	2001	2000
Proceeds from new securitizations	$48,749.4	$39,200.6	$9,927.6
Servicing fees received	443.1	307.8	237.5
Other cash flows received on retained interests	74.9	51.6	29.4

7. **Derivatives Held or Issued for Purposes Other Than Trading**

Derivatives are generally held for purposes other than trading and are primarily used to hedge or reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or

7. Derivatives Held or Issued for Purposes Other Than Trading — (continued)

sold and liabilities incurred or expected to be incurred. Additionally, derivatives are used to change the characteristics of our asset/liability mix consistent with our risk management activities.

Our risk of loss is typically limited to the fair value of our derivative instruments and not to the notional or contractual amounts of these derivatives. Risk arises from changes in the fair value of the underlying instruments. We are also exposed to credit losses in the event of nonperformance of the counterparties. Our current credit exposure is limited to the value of derivatives that have become favorable to us. This credit risk is minimized by purchasing such agreements from financial institutions with high credit ratings and by establishing and monitoring exposure limits. We also utilize various credit enhancements, including collateral and credit triggers to reduce the credit exposure to our derivative instruments.

Our derivative transactions are generally documented under International Swaps and Derivatives Association, Inc. Master Agreements. Management believes that such agreements provide for legally enforceable set-off and close-out netting of exposures to specific counterparties. Under such agreements, in connection with an early termination of a transaction, we are permitted to set off our receivable from a counterparty against our payables to the same counterparty arising out of all included transactions.

Prior to the application of the aforementioned credit enhancements, the gross exposure to credit risk with respect to these derivative instruments was $424.4 million at December 31, 2002, and $307.4 million at December 31, 2001. Subsequent to the application of such credit enhancements, the net exposure to credit risk was $285.8 million at December 31, 2002, and $307.4 million at December 31, 2001.

The notional amounts and credit exposure of our derivative financial instruments by type were as follows (in millions):

	As of December 31,	
	2002	2001
Notional amounts of derivative instruments with regard to U.S. operations		
Foreign currency swaps	**$ 3,217.0**	$ 4,091.9
Interest rate floors	**1,650.0**	3,400.0
Interest rate swaps	**5,930.1**	3,522.5
Mortgage-backed forwards and options	**17,494.9**	9,250.7
Swaptions	**9,772.5**	3,570.0
Bond forwards	**363.7**	357.4
Interest rate lock commitments	**8,198.0**	2,565.9
Call options	**30.0**	30.0
U.S. Treasury futures	**271.1**	186.6
Currency forwards	**—**	380.0
Treasury rate guarantees	**63.0**	88.0
Warehouse SRP	**3,912.7**	—
Credit default swap long	**705.3**	—
U.S. LIBOR	**2,225.0**	—
Other	**—**	25.0
	53,833.3	27,468.0

7. Derivatives Held or Issued for Purposes Other Than Trading — (continued)

	As of December 31,	
	2002	2001
Notional amounts of derivative instruments with regard to international operations		
Currency forwards	$ 0.2	$ 13.4
Total notional amounts at end of year	$53,833.5	$27,481.4
Credit exposure of derivative instruments with regard to U.S. operations		
Foreign currency swaps	$ 195.0	$ 101.1
Interest rate floors	1.7	13.2
Interest rate swaps	48.4	78.4
Mortgage-backed forwards and options	—	41.7
Swaptions	31.4	8.7
Call options	0.4	8.9
Currency forwards	—	55.3
Credit default swap long	8.9	—
Other	—	0.1
Total credit exposure at end of year	$ 285.8	$ 307.4

The net interest effect of interest rate and currency swap transactions is recorded as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The cost of derivative instruments related to residential mortgage loan servicing rights is included in the basis of the derivatives. These derivatives are marked to market with the changes in market value reported in operating expenses on the consolidated statements of operations.

The fair value of our derivative instruments classified as assets at December 31, 2002 and 2001, was $1,129.9 million and $298.8 million, respectively. Of this amount, the fair value of derivatives related to investment hedges at December 31, 2002 and 2001, was $348.8 million and $116.5 million, respectively, and was reported with other invested assets on the consolidated statements of financial position. The fair value of derivatives related to residential mortgage loan servicing rights and residential mortgage loans at December 31, 2002 and 2001, was $781.1 million and $182.3 million, respectively, and was reported with other assets on the consolidated statements of financial position. The fair value of derivative instruments classified as liabilities at December 31, 2002 and 2001, was $454.4 million and $449.7 million, respectively, and was reported with other liabilities on the consolidated statements of financial position.

Fair Value Hedges

We use fixed-to-floating rate interest rate swaps to more closely align the interest rate characteristics of certain assets and liabilities. In general, these swaps are used in asset and liability management to modify duration.

We also enter into currency exchange swap agreements to convert certain foreign denominated assets and liabilities into U.S. dollar floating-rate denominated instruments to eliminate the exposure to future currency volatility on those items.

7. Derivatives Held or Issued for Purposes Other Than Trading — (continued)

In 2002 and 2001, we recognized a pretax net gain of $50.5 million and $95.5 million, respectively, relating to our fair value hedges. These net gains consisted of the following components:

	For the year ended December 31,	
	2002	2001
Net gain (loss) related to the ineffective portion of our fair value hedges of residential mortgage loan servicing rights	$ (6.6)	$151.7
Net gain (loss) related to the change in the value of the servicing hedges that were excluded from the assessment of hedge effectiveness	77.1	(43.6)
Net loss related to the ineffective portion of our investment hedge	(20.0)	(12.6)
Net gain relating to fair value hedges	$ 50.5	$ 95.5

The net gain (loss) on servicing hedges was reported with operating expenses and the net loss on our investment hedges was reported with net realized/unrealized capital gains (losses) on our consolidated statements of operations.

Cash Flow Hedges

We also utilize floating-to-fixed rate interest rate swaps to match cash flows.

We entered into currency exchange swap agreements to convert both principal and interest payments of certain foreign denominated assets and liabilities into U.S. dollar denominated fixed-rate instruments to eliminate the exposure to future currency volatility on those items.

In 2002 and 2001, we recognized a $74.5 million and $5.8 million, respectively, after-tax decrease in value related to cash flow hedges in accumulated other comprehensive income. During this time period, none of our cash flow hedges have been discontinued because it was probable that the original forecasted transaction would not occur by the end of the originally specified time period. We have reclassified $17.8 million net losses from accumulated comprehensive income into earnings in during 2002 (none was transferred during 2001), and we expect to reclassify $54.3 million net losses in the next 12 months.

In most cases, zero hedge ineffectiveness for cash flow hedges is assumed because the derivative instrument was constructed such that all terms of the derivative match the hedged risk in the hedged item. As a result, we have recognized an immaterial amount in earnings due to cash flow hedge ineffectiveness.

Derivatives Not Designated as Hedging Instruments

We attempt to match the timing of when interest rates are committed on insurance products, residential mortgage loans and other new investments. However, timing differences may occur and can expose us to fluctuating interest rates. To offset this risk, we use mortgage-backed forwards, over-the-counter options on mortgage-backed securities, U.S. Treasury futures contracts, options on Treasury futures, Treasury rate guarantees and interest rate floors to economically hedge anticipated transactions and to manage interest rate risk. Futures contracts are marked to market and settled daily, which minimizes the counterparty risk. Forward contracts are marked to market no less than quarterly. Our interest rate lock commitments on residential mortgage loans are also accounted for as derivatives.

Occasionally, we will sell a callable investment-type contract and may use interest rate swaptions or similar instruments to transform the callable liability into a fixed term liability. In addition, we may sell an investment-type contract with attributes tied to market indices, in which case we write an equity call option to convert the overall contract into a fixed-rate liability, essentially eliminating the equity component altogether.

7. Derivatives Held or Issued for Purposes Other Than Trading — (continued)

We have also entered into credit default swaps to exchange the credit default swap risk of one bond for that of another.

Although the above-mentioned derivatives are effective hedges from an economic standpoint, they do not meet the requirements for hedge accounting treatment under SFAS 133. As such, periodic changes in the market value of these instruments flow directly into net income. In 2002 and 2001, gains of $19.1 million and $68.3 million, respectively, were recognized in income from market value changes of derivatives not receiving hedge accounting treatment.

In 2002, we entered into an interest rate swap as part of a structuring process of an investment grade collateralized debt obligation ("CDO") issuance. Due to market conditions, the CDO was never issued. The pre-tax loss realized on the termination of the interest rate swap was $17.3 million.

8. Closed Block

In connection with the 1998 MIHC formation, Principal Life formed a Closed Block to provide reasonable assurance to policyholders included therein that, after the formation of the MIHC, assets would be available to maintain dividends in aggregate in accordance with the 1997 policy dividend scales, if the experience underlying such scales continued. Assets of Principal Life were allocated to the Closed Block in an amount that produces cash flows which, together with anticipated revenue from policies and contracts included in the Closed Block, were expected to be sufficient to support the Closed Block policies, including, but not limited to, provisions for payment of claims, certain expenses, charges and taxes, and to provide for continuation of policy and contract dividends in aggregate in accordance with the 1997 dividend scales, if the experience underlying such scales continues, and to allow for appropriate adjustments in such scales, if such experience changes. Due to adjustable life policies being included in the Closed Block, the Closed Block is charged with amounts necessary to properly fund for certain adjustments, such as face amount and premium increases, that are made to these policies after the Closed Block inception date. These amounts are referred to as Funding Adjustment Charges and are treated as capital transfers from the Closed Block.

Assets allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block. Closed Block assets and liabilities are carried on the same basis as other similar assets and liabilities. Principal Life will continue to pay guaranteed benefits under all policies, including the policies within the Closed Block, in accordance with their terms. If the assets allocated to the Closed Block, the investment cash flows from those assets and the revenues from the policies included in the Closed Block, including investment income thereon, prove to be insufficient to pay the benefits guaranteed under the policies included in the Closed Block, Principal Life will be required to make such payments from their general funds. No additional policies were added to the Closed Block, nor was the Closed Block affected in any other way, as a result of the demutualization.

A policyholder dividend obligation is required to be established for earnings in the Closed Block that are not available to shareholders. A model of the Closed Block was established to produce the pattern of expected earnings in the Closed Block (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income). If actual cumulative earnings of the Closed Block are greater than the expected cumulative earnings of the Closed Block, only the expected cumulative earnings will be recognized in income with the excess recorded as a policyholder dividend obligation. This policyholder dividend obligation represents undistributed accumulated earnings that will be paid to Closed Block policyholders as additional policyholder dividends unless offset by future performance of the Closed Block that is less favorable than originally expected. If actual cumulative performance is less favorable than expected, only actual earnings will be recognized in income. At December 31, 2002, cumulative actual earnings have been less than cumulative

8. Closed Block — (continued)

expected earnings. However, cumulative net unrealized gains were greater than expected resulting in the recognition of a policyholder dividend obligation of $33.6 million as of December 31, 2002.

Closed Block liabilities and assets designated to the Closed Block were as follows:

	As of December 31,	
	2002	2001
	(in millions)	
Closed Block liabilities		
Future policy benefits and claims	**$5,320.0**	$5,248.7
Other policyholder funds	**33.0**	20.3
Policyholder dividends payable	**374.3**	376.6
Policyholder dividend obligation	**33.6**	—
Other liabilities	**20.1**	11.8
Total Closed Block liabilities	**5,781.0**	5,657.4
Assets designated to the Closed Block		
Fixed maturities, available-for-sale	**2,707.0**	2,466.3
Equity securities, available-for-sale	**23.4**	23.4
Mortgage loans	**862.9**	880.0
Real estate	**0.5**	—
Policy loans	**776.1**	792.5
Other investments	**19.8**	6.9
Total investments	**4,389.7**	4,169.1
Cash and cash equivalents (deficit)	**(5.4)**	(8.0)
Accrued investment income	**77.5**	77.2
Deferred tax asset	**68.5**	80.8
Premiums due and other receivables	**29.5**	33.3
Total assets designated to the Closed Block	**4,559.8**	4,352.4
Excess of Closed Block liabilities over assets designated to the Closed Block	**1,221.2**	1,305.0
Amounts included in other comprehensive income	**77.8**	43.6
Maximum future earnings to be recognized from Closed Block assets and liabilities	**$1,299.0**	$1,348.6

8. Closed Block — (continued)

Closed Block revenues and expenses were as follows:

	For the year ended December 31,		
	2002	2001	2000
		(in millions)	
Revenues			
Premiums and other considerations	**$710.0**	$ 742.1	$ 752.4
Net investment income	**309.9**	311.8	289.9
Net realized/unrealized capital losses	**(40.8)**	(19.7)	(4.9)
Total revenues	**979.1**	1,034.2	1,037.4
Expenses			
Benefits, claims and settlement expenses	**583.3**	614.4	601.2
Dividends to policyholders	**305.2**	305.8	307.7
Operating expenses	**12.3**	12.7	13.6
Total expenses	**900.8**	932.9	922.5
Closed Block revenue, net of Closed Block expenses, before income taxes	**78.3**	101.3	114.9
Income taxes	**25.2**	33.5	38.4
Closed Block revenue, net of Closed Block expenses and income taxes	**53.1**	67.8	76.5
Funding adjustment charges	**(3.5)**	(7.6)	(12.0)
Closed Block revenue, net of Closed Block expenses, income tax and funding adjustment charges	**$ 49.6**	$ 60.2	$ 64.5

The change in maximum future earnings of the Closed Block was as follows:

	As of December 31,	
	2002	2001
	(in millions)	
Beginning of year	**$1,348.6**	$1,408.8
End of year	**1,299.0**	1,348.6
Change in maximum future earnings	**$ (49.6)**	$ (60.2)

Principal Life charges the Closed Block with federal income taxes, payroll taxes, state and local premium taxes and other state or local taxes, licenses and fees as provided in the plan of reorganization.

9. Deferred Policy Acquisition Costs

Policy acquisition costs deferred and amortized in 2002, 2001 and 2000 were as follows (in millions):

	As of December 31,		
	2002	**2001**	**2000**
Balance at beginning of year	**$1,372.5**	$1,333.3	$1,430.9
Cost deferred during the year	**323.4**	261.7	263.9
Amortized to expense during the year	**(144.5)**	(159.9)	(238.6)
Effect of unrealized gains	**(137.0)**	(62.6)	(122.9)
Balance at end of year	**$1,414.4**	$1,372.5	$1,333.3

10. Insurance Liabilities

Contractholder Funds

Major components of contractholder funds in the consolidated statements of financial position are summarized as follows (in millions):

	As of December 31,	
	2002	**2001**
Liabilities for investment-type contracts:		
Guaranteed investment contracts	**$13,894.4**	$14,123.5
U.S. funding agreements	**107.8**	307.1
International funding agreements backing medium-term notes	**3,583.5**	3,298.4
International funding agreements	**2,555.0**	723.9
Other investment-type contracts	**1,775.3**	2,276.3
Total liabilities for investment-type contracts	**21,916.0**	20,729.2
Liabilities for individual annuities	**2,900.4**	2,557.6
Universal life and other reserves	**1,498.6**	1,397.6
Total contractholder funds	**$26,315.0**	$24,684.4

Our guaranteed investment contracts and funding agreements contain provisions limiting early surrenders, including penalties for early surrenders and minimum notice requirements. Put provisions give customers the option to terminate a contract prior to maturity, provided they give a minimum notice period.

Funding agreements are issued to nonqualified institutional investors both in domestic and international markets. We have a $4.0 billion international program, under which a consolidated offshore special purpose entity was created to issue nonrecourse medium-term notes. Under the program, the proceeds of each note series issuance are used to purchase a funding agreement from us, which is used to secure that particular series of notes. The payment terms of any particular series of notes match the payment terms of the funding agreement that secures that series. Claims for principal and interest under those international funding agreements are afforded equal priority to claims of life insurance and annuity policyholders under insolvency provisions of Iowa Insurance Laws and, accordingly, are reported as contractholder funds liabilities in our consolidated statements of financial position. In general, the medium-term note funding agreements do not give the contractholder the right to terminate prior to contractually stated maturity dates, absent the existence of certain circumstances which are largely within our control. As of December 31, 2002, the contractual maturities were 2003 — $573.3 million; 2004 — $562.8 million; 2005 — $795.1 million; 2006 — $107.7 million; 2007 — $25.3 million and thereafter — $1,519.3 million.

10. Insurance Liabilities — (continued)

In February 2001, we agreed to issue up to $3.0 billion of funding agreements under another program to support the prospective issuance by an unaffiliated entity of medium-term notes in both domestic and international markets. Subsequently in April 2002, we agreed to an additional issuance of up to $1.0 billion to the same program bringing the total program authorized amount to $4.0 billion. The unaffiliated entity is an unconsolidated qualifying special purpose entity. The funding agreements issued to the unaffiliated entity are reported as contractholder funds liabilities in our consolidated statements of financial position. As of December 31, 2002, $2,555.0 million have been issued under this program.

Future Policy Benefits and Claims

Activity in the liability for unpaid accident and health claims, which is included with future policy benefits and claims in the consolidated statements of financial position, is summarized as follows (in millions):

	For the year ended December 31,		
	2002	2001	2000
Balance at beginning of year	$ 714.8	$ 705.0	$ 721.7
Incurred:			
Current year	1,588.3	1,597.1	1,788.1
Prior years	0.6	(17.5)	(17.8)
Total incurred	1,588.9	1,579.6	1,770.3
Payments:			
Current year	1,333.2	1,283.2	1,447.3
Prior years	271.2	286.6	339.7
Total payments	1,604.4	1,569.8	1,787.0
Balance at end of year:			
Current year	255.1	313.9	340.8
Prior years	444.2	400.9	364.2
Total balance at end of year	$ 699.3	$ 714.8	$ 705.0

The activity summary in the liability for unpaid accident and health claims shows an increase (decrease) of $0.6 million, $(17.5) million and $(17.8) million for the year ended December 31, 2002, 2001 and 2000, respectively, relating to prior years. Such liability adjustments, which affected current operations during 2002, 2001 and 2000, respectively, resulted from developed claims for prior years being different than were anticipated when the liabilities for unpaid accident and health claims were originally estimated. These trends have been considered in establishing the current year liability for unpaid accident and health claims.

11. Debt

Short-Term Debt

Short-term debt consists primarily of commercial paper and outstanding balances on revolving credit facilities with various financial institutions. At December 31, 2002, we, including certain subsidiaries, had credit facilities with various financial institutions in an aggregate amount of $1.4 billion. These credit facilities include $600.0 million on a back-stop facility to support our $1.0 billion commercial paper program, $700.0 million in credit facilities to finance a CMBS pipeline, and $100.0 million in credit facilities to purchase certain CMBS securities for investment purposes.

11. Debt — (continued)

The weighted-average interest rates on short-term borrowings as of December 31, 2002 and 2001, were 1.8% and 2.3%, respectively.

The components of short-term debt as of December 31, 2002 and 2001, were as follows (in millions):

	As of December 31,	
	2002	**2001**
Commercial paper	**$157.5**	$199.9
Other recourse short-term debt	**38.6**	22.0
Nonrecourse short-term debt	**368.7**	289.7
Total short-term debt	**$564.8**	$511.6

Long-Term Debt

The components of long-term debt as of December 31, 2002 and 2001, were as follows (in millions):

	As of December 31,	
	2002	**2001**
7.95% notes payable, due 2004	**$ 199.2**	$ 199.1
8.2% notes payable, due 2009	**464.7**	464.6
7.875% surplus notes payable, due 2024	**199.0**	199.0
8% surplus notes payable, due 2044	**99.1**	99.1
Nonrecourse mortgages and notes payable	**248.0**	247.5
Other mortgages and notes payable	**122.5**	169.1
Total long-term debt	**$1,332.5**	$1,378.4

The amounts included above are net of the discount and direct costs associated with issuing these notes, which are being amortized to expense over their respective terms using the interest method.

On August 25, 1999, Principal Financial Group (Australia) Holdings Pty. Limited, a wholly owned indirect subsidiary, issued $665.0 million of unsecured redeemable long-term debt ($200.0 million of 7.95% notes due August 15, 2004, and $465.0 million in 8.2% notes due August 15, 2009). Interest on the notes is payable semiannually on February 15 and August 15 of each year, commencing February 15, 2000. Principal Financial Group (Australia) Holdings Pty. Limited used the net proceeds from the notes to partially fund the purchase of the outstanding stock of several companies affiliated with Bankers Trust Australia Group. On December 28, 2001, all of the long-term debt obligations of Principal Financial Group (Australia) Holdings Pty. Limited were assumed by their parent, Principal Financial Services, Inc.

On March 10, 1994, Principal Life issued $300.0 million of surplus notes, including $200.0 million due March 1, 2024, at a 7.875% annual interest rate and the remaining $100.0 million due March 1, 2044, at an 8% annual interest rate. None of our affiliates hold any portion of the notes. Each payment of interest and principal on the notes, however, may be made only with the prior approval of the Commissioner of Insurance of the State of Iowa (the "Commissioner") and only to the extent that Principal Life has sufficient surplus earnings to make such payments. For each of the years ended December 31, 2002, 2001 and 2000, interest of $23.8 million was approved by the Commissioner, paid and charged to expense.

Subject to Commissioner approval, the surplus notes due March 1, 2024, may be redeemed at Principal Life's election on or after March 1, 2004, in whole or in part at a redemption price of approximately 103.6% of par. The approximate 3.6% premium is scheduled to gradually diminish over the following ten years. These

11. Debt — (continued)

surplus notes may then be redeemed on or after March 1, 2014, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption.

In addition, subject to Commissioner approval, the notes due March 1, 2044, may be redeemed at Principal Life's election on or after March 1, 2014, in whole or in part at a redemption price of approximately 102.3% of par. The approximate 2.3% premium is scheduled to gradually diminish over the following ten years. These notes may be redeemed on or after March 1, 2024, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption.

The mortgages and other notes payable are financings for real estate developments. We, including certain subsidiaries, had $378.0 million in credit facilities with various financial institutions, in addition to obtaining loans with various lenders to finance these developments. Outstanding principal balances as of December 31, 2002, range from $0.2 million to $100.9 million per development with interest rates generally ranging from 6.0% to 8.6%. Outstanding principal balances as of December 31, 2001, range from $0.1 million to $101.9 million per development with interest rates generally ranging from 7.2% to 8.6%.

At December 31, 2002, future annual maturities of the long-term debt were as follows (in millions):

2003	$ 116.9
2004	296.6
2005	29.7
2006	20.9
2007	96.8
Thereafter	771.6
Total future maturities of the long-term debt	$1,332.5

Cash paid for interest for 2002, 2001 and 2000 was $118.5 million, $98.1 million and $116.8 million, respectively. These amounts include interest paid on taxes during these years.

12. Income Taxes

Our income tax expense from continuing operations was as follows (in millions):

	For the year ended December 31,		
	2002	2001	2000
Current income taxes (benefit):			
Federal	$(40.2)	$ 30.7	$178.6
State and foreign	41.7	29.0	12.1
Net realized/unrealized capital gains (losses)	(74.3)	(214.1)	29.5
Total current income taxes (benefit)	(72.8)	(154.4)	220.2
Deferred income taxes	118.7	237.8	8.3
Total income taxes	$45.9	$ 83.4	$228.5

Our provision for income taxes may not have the customary relationship of taxes to income. Differences between the prevailing corporate income tax rate of 35% times the pretax income and our effective tax rate on pretax income are generally due to inherent differences between income for financial reporting purposes and income for tax purposes and the establishment of adequate provisions for any challenges of the tax filings and

12. Income Taxes — (continued)

tax payments to the various taxing jurisdictions. A reconciliation between the corporate income tax rate and the effective tax rate from continuing operations is as follows:

	For the year ended December 31,		
	2002	2001	2000
Statutory corporate tax rate	**35%**	35%	35%
Dividends received deduction	**(11)**	(13)	(7)
Interest exclusion from taxable income	**(2)**	(3)	(2)
Federal tax settlement for prior years	**(17)**	—	—
Other	**2**	(1)	1
Effective tax rate	**7%**	18%	27%

Significant components of our net deferred income taxes were as follows (in millions):

	As of December 31,	
	2002	2001
Deferred income tax assets (liabilities):		
Insurance liabilities	**$ 263.1**	$ 229.9
Deferred policy acquisition costs	**(446.0)**	(390.7)
Net unrealized gains on available-for-sale securities	**(430.1)**	(218.9)
Mortgage loan servicing rights	**(429.6)**	(355.2)
Other	**(118.2)**	(90.3)
Total net deferred income tax liabilities	**$(1,160.8)**	$(825.2)

At December 31, 2002 and 2001, respectively, our net deferred tax liability is comprised of international net deferred tax assets of $16.9 million and $28.4 million which have been included in other assets and $1,177.7 and $853.6 million of U.S. net deferred tax liabilities which have been included in deferred income taxes in the consolidated statements of financial position.

The Internal Revenue Service (the "Service") has completed examination of the U.S. consolidated federal income tax returns for 1998 and prior years. The Service has also begun to examine returns for 1999 and 2000. We believe that there are adequate defenses against or sufficient provisions for any challenges.

Undistributed earnings of certain foreign subsidiaries are considered indefinitely reinvested. A tax liability will be recognized when we expect distribution of earnings in the form of dividends, sale of the investment or otherwise.

Net cash received for income taxes in 2002 was $189.3 million primarily due to refunds for 2001 capital losses and the favorable settlement of an Internal Revenue Service audit issue. Cash paid for income taxes in 2001 and 2000 was $76.4 million and $115.3 million, respectively.

13. Employee and Agent Benefits

We have defined benefit pension plans covering substantially all of our employees and certain agents. Some of these plans provide supplemental pension benefits to employees with salaries and/or pension benefits in excess of the qualified plan limits imposed by federal tax law. The employees and agents are generally first eligible for the pension plans when they reach age 21. For plan participants employed prior to January 1, 2002, the pension benefits are based on the greater of a final average pay benefit or a cash balance benefit. The final

13. Employee and Agent Benefits — (continued)

average pay benefit is based on the years of service and generally the employee's or agent's average annual compensation during the last five years of employment. Partial benefit accrual of final average pay benefits is recognized from first eligibility until retirement based on attained service divided by potential service to age 65 with a minimum of 35 years of potential service. The cash balance portion of the plan started on January 1, 2002. An employee's account will be credited with an amount based on the employee's salary, age and service. These credits will accrue with interest. For plan participants hired on and after January 1, 2002, only the cash balance plan applies. Our policy is to fund the cost of providing pension benefits in the years that the employees and agents are providing service to us. Our funding policy for all plans is to deposit the U.S. GAAP-related net periodic pension cost using long-term assumptions, unless the U.S. GAAP funded status is positive, in which case no deposit is made.

For 2002, the plan assets include $79.4 million in Principal Financial Group stock held under a separate account under an annuity contract. These assets were received in the qualified defined benefit plan as a result of the demutualization. For 2001, the value of the demutualization funds was $56.7 million, which was amortized over the remaining service period of plan participants.

We also provide certain health care, life insurance and long-term care benefits for retired employees. Retiree health benefits are provided for employees hired prior to January 1, 2002, while retiree long-term care benefits are provided for employees whose retirement was effective prior to July 1, 2000. Covered employees are first eligible for these postretirement benefits when they reach age 57 and have completed ten years of service with us. Partial benefit accrual of these health, life and long-term care benefits is recognized from the employee's date of hire until retirement based on attained service divided by potential service to age 65 with a minimum of 35 years of potential service. Our policy is to fund the cost of providing retiree benefits in the years that the employees are providing service to us. Our funding policy for all plans is to deposit the U.S. GAAP-related net periodic postretirement benefit cost using long-term assumptions unless the U.S. GAAP funded status is positive, in which case no deposit is made.

For 2001, as a result of the demutualization, the postretirement benefit plans received $11.3 million in compensation, which was used to pay benefit claims and participant contributions, with the remainder to be amortized over the remaining service period of plan participants.

13. Employee and Agent Benefits — (continued)

The plans' combined funded status, reconciled to amounts recognized in the consolidated statements of financial position and consolidated statements of operations, was as follows (dollars in millions):

	Pension benefits		Other postretirement benefits	
	As of December 31,			
	2002	2001	2002	2001
Change in benefit obligation				
Benefit obligation at beginning of year	**$ (856.0)**	$(797.3)	**$(231.1)**	$(221.8)
Service cost	**(36.5)**	(31.2)	**(9.4)**	(8.3)
Interest cost	**(63.0)**	(59.3)	**(17.8)**	(15.6)
Actuarial loss	**(124.4)**	(42.0)	**(36.6)**	(25.7)
Participant contributions	**—**	—	**(1.5)**	(1.3)
Benefits paid	**33.5**	31.7	**9.0**	10.9
Other	**—**	42.1	**7.2**	30.7
Benefit obligation at end of year	**$(1,046.4)**	$ (856.0)	**$(280.2)**	$(231.1)
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 952.5**	$1,115.4	**$ 362.3**	$359.8
Actual return (loss) on plan assets	**(32.2)**	(15.7)	**(2.2)**	5.6
Employer contribution	**6.5**	9.0	**1.3**	1.4
Participant contributions	**—**	—	**1.5**	1.3
Benefits paid	**(33.5)**	(31.7)	**(8.9)**	(5.7)
Other	**—**	(124.5)	**—**	—
Fair value of plan assets at end of year	**$ 893.3**	$ 952.5	**$ 354.0**	$ 362.4
Funded (underfunded) status	**$ (153.1)**	$ 96.5	**$ 73.8**	$131.3
Unrecognized net actuarial (gain) loss	**183.7**	(65.3)	**70.7**	(0.6)
Unrecognized prior service cost (benefit)	**5.9**	7.6	**(32.6)**	(28.2)
Unamortized transition asset	**(0.5)**	(2.7)	**—**	—
Other assets — prepaid benefit cost	**$ 36.0**	$ 36.1	**$ 111.9**	$ 102.5
Weighted-average assumptions as of December 31				
Discount rate	**6.50%**	7.50%	**6.50%**	7.50%

13. Employee and Agent Benefits — (continued)

	Pension benefits			Other postretirement benefits		
	For the year ended December 31,					
	2002	2001	2000	2002	2001	2000
Components of net periodic benefit cost						
Service cost	$ 36.5	$ 31.2	$ 35.0	$ 9.4	$ 8.3	$ 10.4
Interest cost	63.0	59.3	57.5	17.8	15.6	19.0
Expected return on plan assets	(84.6)	(99.2)	(81.3)	(32.8)	(32.3)	(25.1)
Amortization of prior service cost (benefit)	1.7	1.7	1.7	(2.7)	(2.6)	—
Amortization of transition (asset) obligation	(2.2)	(11.5)	(11.5)	—	0.3	2.3
Recognized net actuarial (gain) loss	(7.9)	(14.1)	(12.5)	0.2	(1.3)	(1.1)
Net periodic benefit cost (income)	$ 6.5	$(32.6)	$(11.1)	$ (8.1)	$(12.0)	$ 5.5

For 2002, the higher benefits and compensation limits of the Economic Growth and Tax Relief Reconciliation Act of 2001 were recognized in the defined benefit plans. In 2001, we reclassified assets supporting nonqualified pension plan liabilities through a reduction in contractholder funds and an increase in invested assets. The pension plans' gains and losses are amortized using a straight-line amortization method over the average remaining service period of employees. For the qualified pension plan, there is no corridor recognized in determining the amount to amortize; for the nonqualified pension plans, the corridor allowed under SFAS No. 87, *Employers' Accounting for Pensions,* is used.

The projected benefit obligation for the pension plans with projected benefit obligations in excess of plan assets was $180.6 million and $147.8 million as of December 31, 2002 and 2001, respectively. The accumulated benefit obligation for the pension plans with accumulated benefit obligations in excess of plan assets was $125.1 million and $115.9 million as of December 31, 2002 and 2001, respectively. These obligations relate to the nonqualified pension plan liabilities. The nonqualified plans have assets that are housed in trusts that fail to meet the requirements to be included in plan assets under SFAS No. 87, *Employers' Accounting for Pensions.* The prepaid benefit costs and accrued benefit costs are $175.1 million and $(139.1) million, respectively, as of December 31, 2002, and $165.0 million and $(128.9) million, respectively, as of December 31, 2001.

Effective for 2003, we amended the method for determining postretirement retiree health plan contributions. As a result of this change, the accumulated postretirement obligation decreased by $7.2 million. As part of the substantive plan, the retiree health contributions are assumed to be adjusted in the future as claim levels change.

The accumulated postretirement benefit obligation and fair value of plan assets for the postretirement plans with accumulated postretirement benefit obligations in excess of plan assets were $90.2 million and $80.0 million, respectively, as of December 31, 2002, and $2.3 million and $1.1 million, respectively, as of December 31, 2001. The prepaid benefit costs and accrued benefit costs are $112.5 million and $(0.7) million, respectively, as of December 31, 2002, and $103.2 million and $(0.7) million, respectively, as of December 31, 2001.

For 2002 and 2001, the expected long-term rates of return on plan assets for pension benefits were 8.5% and 9.0%, respectively, on a pretax basis. The assumed rate of increase in future compensation levels was 5.0% for both 2002 and 2001.

For 2002 and 2001, the expected long-term rates of return on plan assets for other postretirement benefits varied by benefit type, employee group and tax status of the trust. For 2002, the rates ranged from 7.25% to 8.25%. For 2001, the rates ranged from 7.8% to 9.3% on a pretax basis.

13. Employee and Agent Benefits — (continued)

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations starts at 15% in 2002 and declines to an ultimate rate of 5% in 2009. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.

A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

	1-percentage-point increase	1-percentage-point decrease
Effect on total of service and interest cost components	$ 8.4	$ (6.6)
Effect on accumulated postretirement benefit obligation	61.8	(49.4)

In addition, we have defined contribution plans that are generally available to all employees and agents who are age 21 or older. Eligible participants may contribute up to 20% of their compensation. We match the participant's contribution at a 50% contribution rate up to a maximum contribution of 3% of the participant's compensation. The defined contribution plan allows employees to choose among various investment options, including our common stock. Effective September 1, 2002, the employer stock fund was converted to an employee stock purchase plan. We contributed $18.9 million in 2002, $17.9 million in 2001 and $16.0 million in 2000 to these defined contribution plans.

As a result of the demutualization, the defined contribution plans received $19.7 million in compensation, which was allocated to participant accounts.

14. Commitments and Contingencies

Litigation

We are a plaintiff or defendant in actions arising out of our operations. We are, from time to time, also involved in various governmental and administrative proceedings. While the outcome of any pending or future litigation cannot be predicted, management does not believe that any pending litigation will have a material adverse effect on our business, financial condition or results of operations. However, no assurances can be given that such litigation would not materially and adversely affect our business, financial condition or results of operations.

We are regularly involved in litigation, both as a defendant and as a plaintiff but primarily as a defendant. Litigation naming us as a defendant ordinarily arises out of our business operations as a provider of medical insurance, life insurance, annuities and residential mortgages. In addition, regulatory bodies, such as state insurance departments, the SEC, the National Association of Securities Dealers, Inc., the Department of Labor and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, ERISA and laws governing the activities of broker-dealers.

Other companies in the life insurance industry have historically been subject to substantial litigation resulting from claims disputes and other matters. Most recently, such companies have faced extensive claims, including class-action lawsuits, alleging improper life insurance sales practices. Negotiated settlements of such class-action lawsuits have had a material adverse effect on the business, financial condition and results of operations of certain of these companies.

Principal Life was a defendant in two class-action lawsuits which alleged improper sales practices. We have settled these two class-action lawsuits and have accrued a loss reserve for our best estimate based on information available. We believe this reserve is sufficient to cover our obligation under the settlements. A number of persons and entities who were eligible to be class members have excluded themselves from the class (or "opted out"), as

14. Commitments and Contingencies — (continued)

the law permits them to do. We have been notified that some of those who opted out from the class filed lawsuits and made claims similar to those addressed by the settlement. Most of those lawsuits and claims have been resolved. We accrued a loss reserve for our best estimate of our potential exposure to the suits and claims. As uncertainties continue to exist in resolving this matter, it is reasonably possible that all the actual costs of the suits and claims could exceed our estimate. The range of any such costs cannot be presently estimated; however, we believe the additional costs will not have a material impact on our business, financial condition or results of operations.

A lawsuit was filed on September 27, 2001, in the United States District Court for the Northern District of Illinois, seeking damages and other relief on behalf of a putative class of policyholders based on allegations that the plan of conversion of Principal Mutual Holding Company from a mutual insurance holding company into a stock company violates the United States Constitution. The action is captioned *Esther L. Gayman v. Principal Mutual Holding Company, et al.* On April 16, 2002, the Court granted our Motion to Dismiss and ordered the lawsuit be dismissed in its entirety. On April 17, 2002, a Judgment was entered to that effect. The Plaintiffs filed an appeal on May 15, 2002, with the 7th Circuit Court of Appeals. On November 22, 2002, the 7th Circuit Court of Appeals affirmed the District Court's decision.

While we cannot predict the outcome of any pending or future litigation, examination or investigation, we do not believe any pending matter will have a material adverse effect on our business, financial condition or results of operations.

Guarantees and Indemnifications

In the normal course of business, we have provided guarantees to third parties primarily related to a former subsidiary, joint ventures and industrial revenue bonds. These agreements generally expire from 2003 through 2015. The estimated maximum exposure under these agreements is approximately $155.0 million; however, we believe the likelihood is remote that material payments will be required and therefore have not accrued for a liability on our consolidated statement of financial position. Should we be required to perform under these guarantees, we could recover a portion of the loss from third parties through recourse provisions included in agreements with such parties, the sale of assets held as collateral that can be liquidated in the event that performance is required under the guarantees or other recourse available to us, minimizing the impact to our results of operations.

We are also subject to various indemnification obligations issued in conjunction with certain transactions, primarily divestitures and the sale of residential mortgage loans and servicing rights by our mortgage banking segment, whose terms range in duration and often are not explicitly defined. Generally, a maximum obligation is not explicitly stated; therefore, the overall maximum amount of the obligation under the indemnifications cannot be reasonably estimated. While we are unable to estimate with certainty the ultimate legal and financial liability with respect to these indemnifications, we believe the likelihood is remote that material payments would be required under such indemnifications and therefore such indemnifications would not result in a material adverse effect on our business, financial position or results of operations.

Securities Held for Collateral

We held $774.7 million in mortgage-backed securities in trust at December 31, 2002, to satisfy collateral requirements associated with our mortgage banking segment and derivatives credit support agreements.

15. Stockholders' Equity

Common Stock

As a result of the demutualization and initial public offering described in Note 1, we have one class of capital stock, common stock ($.01 par value, 2,500.0 million shares authorized).

On December 9, 2002, we paid an annual dividend of $83.8 million, equal to $0.25 per share, to shareholders of record as of November 8, 2002.

In the last two years, our board of directors has authorized various repurchase programs under which we are allowed to purchase shares of our outstanding common stock. Shares repurchased under these programs are accounted for as treasury stock, carried at cost and reflected as a reduction to stockholders' equity.

On November 26, 2002, our board of directors authorized a repurchase program of up to $300.0 million of our outstanding common stock. The repurchases will be made in the open market or through privately negotiated transactions, from time to time, depending on market conditions. No purchases were made under this program as of December 31, 2002.

Earlier in 2002, our board of directors authorized two other repurchase programs that were completed with an aggregate purchase of 27.0 million shares in the open market at a total cost of $750.0 million.

On November 27, 2001, our board of directors authorized a repurchase program of up to 15.3 million shares of our outstanding common stock. This program was completed by December 31, 2001, with the purchase of 13.0 million shares through an accelerated share repurchase program and 2.3 million shares in the open market and through privately negotiated transactions at an aggregate cost of $367.7 million. The 13.0 million shares purchased under the accelerated share repurchase program were subject to a future contingent purchase price adjustment. The adjustment was based upon the difference between the market price of our common stock as of December 14, 2001, and its volume weighted-average price over an extended trading period as outlined in the forward stock purchase contract. Settlement of this contract occurred in February 2002 with a cash payment of $0.4 million.

As a result of the demutualization, 363.7 thousand shares with a value of $6.7 million were issued to rabbi trusts held by us for certain benefit plans. These shares were reported as treasury stock and additional paid-in capital in the consolidated statements of stockholders' equity at December 31, 2001. In February 2002, these shares were sold, which generated proceeds of $8.0 million, with a cost of $6.7 million.

Other Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in stockholders' equity during a period except those resulting from investments by stockholders and distributions to stockholders.

15. Stockholders' Equity — (continued)

The components of accumulated other comprehensive income (loss) were as follows (in millions):

	Net unrealized gains (losses) on available-for-sale securities	Net unrealized gains (losses) on derivative instruments	Foreign currency translation adjustment	Accumulated other comprehensive income (loss)
Balances at January 1, 2000	$ (98.5)	$ (3.5)	$ (37.4)	$(139.4)
Net change in unrealized gains (losses) on fixed maturities, available-for-sale	721.8	—	—	721.8
Net change in unrealized gains (losses) on equity securities, available-for-sale	(261.1)	—	—	(261.1)
Adjustments for assumed changes in amortization pattern:				
Deferred policy acquisition costs	(122.6)	—	—	(122.6)
Unearned revenue reserves	15.1	—	—	15.1
Net change in unrealized gains (losses) on derivative instruments	—	(1.3)	—	(1.3)
Provision for deferred income tax benefit (expense)	(120.5)	0.5	—	(120.0)
Change in net foreign currency translation adjustment	—	—	(152.5)	(152.5)
Balances at December 31, 2000	134.2	(4.3)	(189.9)	(60.0)
Net change in unrealized gains (losses) on fixed maturities, available-for-sale	511.0	—	—	511.0
Net change in unrealized gains (losses) on equity securities, available-for-sale	6.5	—	—	6.5
Adjustments for assumed changes in amortization pattern:				
Deferred policy acquisition costs	(61.3)	—	—	(61.3)
Unearned revenue reserves	4.3	—	—	4.3
Net change in unrealized gains (losses) on derivative instruments	—	(8.9)	—	(8.9)
Provision for deferred income tax benefit (expense)	(161.2)	3.1	—	(158.1)
Change in net foreign currency translation adjustment	—	—	(71.8)	(71.8)
Cumulative effect of accounting change, net of related income taxes	20.9	(24.0)	(11.1)	(14.2)
Balances at December 31, 2001	$ 454.4	$ (34.1)	$(272.8)	$ 147.5

15. Stockholders' Equity — (continued)

	Net unrealized gains (losses) on available-for-sale securities	Net unrealized gains (losses) on derivative instruments	Foreign currency translation adjustment	Accumulated other comprehensive income (loss)
Balances at January 1, 2002	$ 454.4	$ (34.1)	$(272.8)	$ 147.5
Net change in unrealized gains (losses) on fixed maturities, available-for-sale	844.4	—	—	844.4
Net change in unrealized gains (losses) on equity securities, available-for-sale	37.8	—	—	37.8
Adjustments for assumed changes in amortization pattern:				
Deferred policy acquisition costs	(121.6)	—	—	(121.6)
Unearned revenue reserves	6.4	—	—	6.4
Net change in unrealized gains (losses) on derivative instruments	—	(114.6)	—	(114.6)
Net change in unrealized gains (losses) on policyholder dividend obligation	(33.6)	—	—	(33.6)
Provision for deferred income tax benefit (expense)	(257.2)	40.1	—	(217.1)
Change in net foreign currency translation adjustment	—	—	86.6	86.6
Balances at December 31, 2002	$ 930.6	$(108.6)	$(186.2)	$ 635.8

The following table sets forth the adjustments necessary to avoid duplication of items that are included as part of net income for a year that had been part of other comprehensive income in prior years (in millions):

	As of December 31,		
	2002	2001	2000
Unrealized gains on available-for-sale securities arising during the year	$ 642.1	$ 537.7	$261.8
Adjustment for realized losses on available-for-sale securities included in net income	(240.4)	(247.3)	(29.9)
Unrealized gains on available-for-sale securities, as adjusted	$ 401.7	$ 290.4	$231.9

The above table is presented net of income tax, related changes in the amortization patterns of deferred policy acquisition costs and unearned revenue reserves.

Dividend Limitations

Under Iowa law, Principal Life may pay stockholder dividends only from the earned surplus arising from its business and must receive the prior approval of the Commissioner to pay a stockholder dividend if such a stockholder dividend would exceed certain statutory limitations. The current statutory limitation is the greater of 10% of Principal Life's policyholder surplus as of the preceding year-end or the net gain from operations from the previous calendar year. Based on this limitation and 2002 statutory results, Principal Life could pay approximately $746.6 million in stockholder dividends in 2003 without exceeding the statutory limitation.

In 2002, 2001 and 2000, Principal Life notified the Commissioner in advance of all stockholder dividend payments. Total stockholder dividends paid to its parent company in 2002, 2001 and 2000 were $590.2 million, $734.7 million and $538.8 million, respectively.

16. Fair Value of Financial Instruments

The following discussion describes the methods and assumptions we utilize in estimating our fair value disclosures for financial instruments. Certain financial instruments, particularly policyholder liabilities other than investment-type contracts, are excluded from these fair value disclosure requirements. The techniques utilized in estimating the fair values of financial instruments are affected by the assumptions used, including discount rates and estimates of the amount and timing of future cash flows. Care should be exercised in deriving conclusions about our business, its value or financial position based on the fair value information of financial instruments presented below. The estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

We define fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument.

Fair values of public debt and equity securities have been determined by us from public quotations, when available. Private placement securities and other fixed maturities and equity securities are valued by discounting the expected total cash flows. Market rates used are applicable to the yield, credit quality and average maturity of each security.

Fair values of commercial mortgage loans are determined by discounting the expected total cash flows using market rates that are applicable to the yield, credit quality and maturity of each loan. Fair values of residential mortgage loans are determined by a pricing and servicing model using market rates that are applicable to the yield, rate structure, credit quality, size and maturity of each loan.

The fair values for assets classified as policy loans, other investments excluding equity investments in subsidiaries, cash and cash equivalents and accrued investment income in the accompanying consolidated statements of financial position approximate their carrying amounts.

Mortgage loan servicing rights represent the present value of estimated future net revenues from contractually specified servicing fees. The fair value was estimated with a valuation model using an internal prepayment model and discounted at a spread to London Interbank Offered Rates.

The fair values of our reserves and liabilities for investment-type insurance contracts are estimated using discounted cash flow analyses based on current interest rates being offered for similar contracts with maturities consistent with those remaining for the investment-type contracts being valued. Investment-type insurance contracts include insurance, annuity and other policy contracts that do not involve significant mortality or morbidity risk and that are only a portion of the policyholder liabilities appearing in the consolidated statements of financial position. Insurance contracts include insurance, annuity and other policy contracts that do involve significant mortality or morbidity risk. The fair values for our insurance contracts, other than investment-type contracts, are not required to be disclosed. We do consider, however, the various insurance and investment risks in choosing investments for both insurance and investment-type contracts.

Fair values for debt issues are estimated using discounted cash flow analysis based on our incremental borrowing rate for similar borrowing arrangements.

16. Fair Value of Financial Instruments — (continued)

The carrying amounts and estimated fair values of our financial instruments were as follows (in millions):

	As of December 31,			
	2002		2001	
	Carrying amount	Fair value	Carrying amount	Fair value
Assets (liabilities)				
Fixed maturities, available-for-sale	**$34,185.7**	**$34,185.7**	$30,012.3	$30,012.3
Fixed maturities, trading	**101.7**	**101.7**	17.8	17.8
Equity securities, available-for-sale	**378.7**	**378.7**	837.2	837.2
Mortgage loans	**11,081.9**	**11,240.4**	11,065.7	11,345.7
Policy loans	**818.5**	**818.5**	831.9	831.9
Other investments	**1,148.3**	**1,148.3**	552.8	552.8
Cash and cash equivalents	**1,038.6**	**1,038.6**	561.2	561.2
Investment-type insurance contracts	**(24,816.5)**	**(25,660.9)**	(23,286.8)	(23,642.4)
Short-term debt	**(564.8)**	**(564.8)**	(511.6)	(511.6)
Long-term debt	**(1,332.5)**	**(1,348.1)**	(1,378.4)	(1,383.0)

17. Statutory Insurance Financial Information

Principal Life, the largest indirect subsidiary of Principal Financial Group, Inc., prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the Insurance Division of the Department of Commerce of the State of Iowa (the "State of Iowa"). The State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company to determine its solvency under the Iowa Insurance Law. The National Association of Insurance Commissioners' ("NAIC") Accounting Practices and Procedures manual ("NAIC SAP") has been adopted as a component of prescribed or permitted practices by the State of Iowa. The Commissioner has the right to permit other specific practices that deviate from prescribed practices.

In 2002, Principal Life received written approval from the State of Iowa to recognize as admitted assets those assets pledged by Principal Life on behalf of a wholly owned subsidiary instead of nonadmitting such assets. At December 31, 2002, the statutory surplus of Principal Life was $698.7 million greater than it would have been if NAIC SAP had been followed for this transaction. This permitted practice has no effect on Principal Life's net income for the year then ended.

Life and health insurance companies are subject to certain risk-based capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. If the State of Iowa were to rescind its permission for the transaction described above, Principal Life's regulatory total adjusted capital would not fall below the authorized control level RBC amount. However, if such permission were rescinded, it is likely Principal Life would restructure or discontinue its program to pledge assets on behalf of its wholly owned subsidiary. At December 31, 2002, Principal Life meets the RBC requirements.

17. Statutory Insurance Financial Information — (continued)

Statutory net income and statutory capital and surplus of Principal Life are as follows (in millions):

	As of or for the year ended December 31,		
	2002	2001	2000
Statutory net income	**$ 402.1**	$ 415.0	$ 912.6
Statutory surplus	**3,339.2**	3,483.8	3,356.4

18. Segment Information

We provide financial products and services through the following segments: U.S. Asset Management and Accumulation, International Asset Management and Accumulation, Life and Health Insurance and Mortgage Banking. In addition, there is a Corporate and Other segment. The segments are managed and reported separately because they provide different products and services, have different strategies or have different markets and distribution channels.

The U.S. Asset Management and Accumulation segment provides retirement and related financial products and services primarily to businesses, their employees and other individuals and provides asset management services to our asset accumulation business, the life and health insurance operations and third-party clients.

The International Asset Management and Accumulation segment provides life insurance and retirement and related financial products and services primarily to businesses, their employees and other individuals principally in Chile, Brazil, Mexico, India, Japan, Argentina, Hong Kong and Malaysia. On October 31, 2002, we sold substantially all of BT Financial Group (an asset management company operating in Australia and New Zealand), described further in Note 3. As a result, the results of operations (excluding corporate overhead) for BT Financial Group are reported as non-recurring items for all periods presented.

The Life and Health insurance segment provides individual life and disability insurance to the owners and employees of businesses and other individuals in the U.S. and provides group life and health insurance to businesses in the U.S.

The Mortgage Banking segment originates and services residential mortgage loan products for customers primarily in the U.S.

The Corporate and Other segment manages the assets representing capital that has not been allocated to any other segment. Financial results of the Corporate and Other segment primarily reflect our financing activities, income on capital not allocated to other segments, intersegment eliminations and non-recurring or other income or expenses not allocated to the segments based on review of the nature of such items.

The Corporate and Other segment includes an equity ownership interest in Coventry Health Care, Inc. The ownership interest was sold in February 2002, described further in Note 4. The Corporate and Other segment's equity in earnings of Coventry Health Care, Inc., which was included in net investment income, was $2.1 million, $20.2 million and $20.6 million for the year ended December 31, 2002, 2001 and 2000, respectively.

We evaluate segment performance on segment operating earnings, which is determined by adjusting U.S. GAAP net income for net realized/unrealized capital gains and losses, as adjusted, and nonrecurring items which management believes are not indicative of overall operating trends. Net realized/unrealized capital gains and losses, as adjusted, are net of income taxes, related changes in the amortization pattern of deferred policy acquisition costs, recognition of front-end fee revenues for sales charges on pension products and services, net realized capital gains credited to customers and certain market value adjustments to fee revenues.

18. Segment Information — (continued)

Segment operating revenues exclude net realized/unrealized capital gains and their impact on recognition of front-end fee revenues. While these items may be significant components in understanding and assessing the consolidated financial performance, management believes the presentation of segment operating earnings enhances the understanding of our results of operations by highlighting earnings attributable to the normal, recurring operations of the business. However, segment operating earnings are not a substitute for net income determined in accordance with U.S. GAAP.

In 2002, non-recurring items of $363.2 million, net of income taxes, included (1) the negative effects of (a) a cumulative effect of accounting change related to the implementation of SFAS 142 ($280.9 million); (b) an estimated loss from the discontinued operations of BT Financial Group ($196.7 million); (c) an increase to a loss contingency reserve established for sales practice litigation ($21.6 million); and (d) expenses related to the demutualization ($2.0 million); and (2) the positive effect of the settlement of an IRS audit issue ($138.0 million).

In 2001, non-recurring items of $42.3 million, net of income taxes, included (1) the negative effects of (a) expenses related to the demutualization ($18.6 million); (b) a loss from the discontinued operations of BT Financial Group ($11.2 million); (c) a cumulative effect of change in accounting principle related to the implementation of SFAS 133 ($10.7 million); and (d) an increase to a loss contingency reserve established for sales practices litigation ($5.9 million); and (2) the positive effect of investment income generated from the proceeds of the IPO ($4.1 million).

In 2000, non-recurring items of $92.5 million, net of income taxes, included (1) the negative effects of (a) a loss contingency reserve established for sales practices litigation ($93.8 million); and (b) expenses related to the development of a plan of demutualization ($7.2 million); and (2) the positive effect of the income from discontinued operations of BT Financial Group ($8.5 million).

The accounting policies of the segments are similar to those as described in Note 1, with the exception of capital allocation. We allocate capital to our segments based upon an internal capital model that allows management to more effectively manage our capital.

18. *Segment Information — (continued)*

The following tables summarize selected financial information on a continuing basis by segment as of or for the years ended December 31, 2002, 2001 and 2000, and reconciles segment totals to those reported in the consolidated financial statements (in millions):

	U.S. Asset Management and Accumulation	International Asset Management and Accumulation	Life and Health Insurance	Mortgage Banking	Corporate and Other	Consolidated
2002						
Revenues:						
Operating revenues	$ 3,780.5	$ 357.9	$ 3,946.8	$1,153.0	$ (15.1)	$ 9,223.1
Net realized/unrealized capital gains (losses)	(357.8)	30.2	(93.6)	—	66.4	(354.8)
Recognition of front-end fee revenues	(14.0)	—	—	—	—	(14.0)
Capital gains distributed as market value adjustment	(31.8)	—	—	—	—	(31.8)
Revenues	$ 3,376.9	$ 388.1	$ 3,853.2	$1,153.0	$ 51.3	$ 8,822.5
Net income:						
Operating earnings (loss)	$ 370.9	$ 19.5	$ 233.1	$ 142.9	$ (17.0)	$ 749.4
Net realized/unrealized capital gains (losses), as adjusted	(250.5)	12.4	(50.0)	—	44.2	(243.9)
Nonrecurring items	—	(473.0)	(4.6)	—	114.4	(363.2)
Net income (loss)	$ 120.4	$ (441.1)	$ 178.5	$ 142.9	$ 141.6	$ 142.3
Assets	$70,371.9	$2,202.5	$11,356.3	$3,740.1	$2,190.5	$89,861.3
Other segment data:						
Revenues from external customers	$ 3,321.7	$ 386.3	$ 3,858.6	$1,139.8	$ 116.1	$ 8,822.5
Intersegment revenues	55.2	1.8	(5.4)	13.2	(64.8)	—
Interest expense	3.5	0.7	0.5	—	49.3	54.0
Income tax expense (benefit)	(38.2)	10.7	95.3	101.9	(123.8)	45.9
Amortization of intangibles	0.2	2.3	0.1	—	—	2.6

18. Segment Information — (continued)

	U.S. Asset Management and Accumulation	International Asset Management and Accumulation	Life and Health Insurance	Mortgage Banking	Corporate and Other	Consolidated
2001						
Revenues:						
Operating revenues	$ 3,799.8	$ 508.4	$ 3,946.4	$ 757.4	$ 101.7	$ 9,113.7
Net realized/unrealized capital losses	(248.6)	(60.0)	(62.2)	—	(143.2)	(514.0)
Recognition of front-end fee revenues	1.5	—	—	—	—	1.5
Capital gains distributed as market value adjustment	(14.9)	—	—	—	—	(14.9)
Investment income generated from IPO proceeds	—	—	—	—	6.3	6.3
Revenues	$ 3,537.8	$ 448.4	$ 3,884.2	$ 757.4	$ (35.2)	$ 8,592.6
Net income:						
Operating earnings	$ 353.8	$ 2.3	$ 201.2	$ 126.7	$ 38.1	$ 722.1
Net realized/unrealized capital losses, as adjusted	(164.7)	(29.2)	(33.8)	—	(93.3)	(321.0)
Nonrecurring items	(10.8)	(11.2)	0.1	—	(20.4)	(42.3)
Net income (loss)	$ 178.3	$ (38.1)	$ 167.5	$ 126.7	$ (75.6)	$ 358.8
Assets	$68,543.8	$4,956.9	$10,776.2	$2,718.8	$1,354.8	$88,350.5
Other segment data:						
Revenues from external customers	$ 3,483.2	$ 447.0	$ 3,888.3	$ 746.8	$ 27.3	$ 8,592.6
Intersegment revenues	54.6	1.4	(4.1)	10.6	(62.5)	—
Interest expense	3.3	0.6	0.8	—	71.5	76.2
Income tax expense (benefit)	(6.3)	(33.4)	86.2	78.4	(41.5)	83.4
Amortization of goodwill and other intangibles	3.2	3.7	4.1	0.7	—	11.7

18. Segment Information — (continued)

	U.S. Asset Management and Accumulation	International Asset Management and Accumulation	Life and Health Insurance	Mortgage Banking	Corporate and Other	Consolidated
2000						
Revenues:						
Operating revenues	$ 3,533.9	$ 339.2	$ 4,122.6	$ 359.8	$ 98.2	$ 8,453.7
Net realized/unrealized capital gains (losses)	(53.8)	2.8	70.8	—	119.8	139.6
Recognition of front-end fee revenues	0.9	—	—	—	—	0.9
Revenues	$ 3,481.0	$ 342.0	$ 4,193.4	$ 359.8	$ 218.0	$ 8,594.2
Net income:						
Operating earnings (loss)	$ 356.6	$ (16.9)	$ 162.3	$ 50.0	$ 67.7	$ 619.7
Net realized/unrealized capital gains (losses), as adjusted	(35.9)	1.3	47.3	—	80.3	93.0
Nonrecurring items	—	8.5	—	—	(101.0)	(92.5)
Net income (loss)	$ 320.7	$ (7.1)	$ 209.6	$ 50.0	$ 47.0	$ 620.2
Assets	$65,795.9	$5,525.9	$10,569.0	$1,556.3	$ 957.8	$84,404.9
Other segment data:						
Revenues from external customers	$ 3,439.7	$ 340.6	$ 4,196.9	$ 359.8	$ 257.2	$ 8,594.2
Intersegment revenues	41.3	1.4	(3.5)	—	(39.2)	—
Interest expense	—	—	—	—	78.2	78.2
Income tax expense (benefit)	101.9	(5.4)	104.7	27.1	0.2	228.5
Amortization of goodwill and other intangibles	1.0	4.6	7.7	0.8	—	14.1

18. Segment Information — (continued)

The following table summarizes our operating revenues (in millions):

	For the year ended December 31,		
	2002	2001	2000
U.S. Asset Management and Accumulation			
Full-service accumulation	**$1,076.5**	$1,116.6	$1,210.4
Full-service payout	**1,191.8**	1,214.8	920.6
Investment only	**886.4**	918.1	881.7
Total pension	**3,154.7**	3,249.5	3,012.7
Individual annuities	**303.8**	263.3	267.5
Mutual funds	**113.8**	108.3	116.0
Other and eliminations	**32.2**	19.0	1.9
Total U.S. Asset Accumulation	**3,604.5**	3,640.1	3,398.1
Eliminations	**(40.4)**	(35.2)	(38.4)
Principal Global Investors	**216.4**	194.9	174.2
Total U.S. Asset Management and Accumulation	**3,780.5**	3,799.8	3,533.9
International Asset Management and Accumulation	**357.9**	508.4	339.2
Life and Health Insurance			
Life insurance	**1,629.6**	1,658.7	1,693.1
Health insurance	**2,058.3**	2,061.3	2,221.4
Disability insurance	**258.9**	226.4	208.1
Total Life and Health Insurance	**3,946.8**	3,946.4	4,122.6
Mortgage Banking			
Mortgage loan production	**562.9**	354.4	46.0
Mortgage loan servicing	**590.1**	403.0	313.8
Total Mortgage Banking	**1,153.0**	757.4	359.8
Corporate and Other	**(15.1)**	101.7	98.2
Total operating revenues	**$9,223.1**	$9,113.7	$8,453.7
Total operating revenues	**$9,223.1**	$9,113.7	$8,453.7
Net realized/unrealized capital gains, (losses) including recognition of front-end fee revenues and certain market value adjustments to fee revenues	**(400.6)**	(527.4)	140.5
Non-recurring	**—**	6.3	—
Total GAAP revenues	**$8,822.5**	$8,592.6	$8,594.2

18. Segment Information — (continued)

We operate in the U.S. and in selected markets internationally (including Chile, Brazil, Mexico, India, Japan, Argentina, Hong Kong and Malaysia). The following table summarizes selected financial information by geographic location as of or for the year ended December 31 (in millions):

	Revenues	Long-lived assets	Assets	Net income (loss)
2002				
U.S.	**$8,434.4**	**$562.3**	**$87,658.8**	**$583.4**
International	**388.1**	**115.5**	**2,202.5**	**(441.1)**
Total	**$8,822.5**	**$677.8**	**$89,861.3**	**$142.3**
2001				
U.S.	$8,144.2	$565.4	$83,393.6	$396.9
International	448.4	94.3	4,956.9	(38.1)
Total	$8,592.6	$659.7	$88,350.5	$358.8
2000				
U.S.	$8,252.2	$533.3	$78,879.0	$627.3
International	342.0	101.9	5,525.9	(7.1)
Total	$8,594.2	$635.2	$84,404.9	$620.2

Long-lived assets include property and equipment and goodwill and other intangibles.

Our operations are not materially dependent on one or a few customers, brokers or agents, and revenues, assets and operating earnings are attributed to geographic location based on the country of domicile the sales originate.

19. Stock-Based Compensation Plans

As of December 31, 2002, we sponsor the Stock Incentive Plan, Directors Stock Plan, Stock Purchase Plan and Long Term Performance Plan.

Under the terms of the Stock Incentive Plan, grants may be nonqualified stock options, incentive stock options qualifying under Section 422 of the Internal Revenue Code, restricted stock, restricted stock units and stock appreciation rights. Total options granted under this plan were 1.5 million and 3.7 million options in 2002 and 2001, respectively. Options outstanding under the Stock Incentive Plan were granted at a price equal to the market value of our common stock on the date of grant, graded or cliff-vested over a three-year period for employees still employed or under contract, and expire ten years after the grant date.

The Directors Stock Plan provides for the grant of nonqualified stock options, restricted stock or restricted stock units to our nonemployee directors. The total number of shares to be issued under this plan may not exceed 500,000 shares. Options granted under the Directors Stock Plan have an exercise price equal to the fair market value of the common stock on the date of the grant and a term equal to the earlier of three years from the date the participant ceases to provide service or the tenth anniversary of the date the option was granted. Since no options were to become exercisable for directors earlier than eighteen months following October 26, 2001, the date of demutualization, option grants made in 2002 under this plan will cliff-vest one year from grant date. Going forward, options will vest quarterly over a one-year period unless services to us cease, at which time, all vesting stops. Options granted under this plan amounted to 52,000 options in 2002. There were no grants under this plan in 2001.

19. Stock-Based Compensation Plans — (continued)

Beginning in 2002, 16,641 restricted stock units were issued pursuant to the Directors Stock Plan at a weighted-average award price of $28.02 to all directors in office. The number received by each director is prorated with respect to the amount of time remaining in the director's term. Restrictions on the sale or transfer of restricted stock units shall lapse in installments from the date of grant to the date of the end of the director's term. No restrictions shall lapse earlier than eighteen months following October 26, 2001, the date of demutualization. When service to the company ceases, all vesting stops and unvested units are forfeited. The unamortized deferred compensation was $0.1 million at December 31, 2002.

We also maintain the Long Term Performance Plan, which provides the opportunity for eligible executives to share in the success of Principal Financial Group, Inc., if specified minimum corporate performance objectives are achieved over a three-year period. This plan was amended in May 2001, to utilize stock as an option for payment starting with payments in 2003. For the years ended December 31, 2002 and 2001, we recorded compensation expense of $4.4 million and $13.7 million, respectively, related to the plan.

The maximum number of shares of common stock we may issue under the Stock Incentive Plan, together with an excess plan (a nonqualified defined contribution retirement plan), the Directors Stock Plan, the Long Term Performance Plan, and any new plan awarding our common stock, in the five years following the completion of the initial public offering, is 6% of the number of shares outstanding immediately following the completion of the IPO. As of December 31, 2002, a total of 17,493,989 shares are available to be made issuable by us for these plans.

Under our Stock Purchase Plan, participating employees have the opportunity to purchase shares of our common stock on a quarterly basis. The maximum amount an employee may contribute during any plan year is the lesser of $10,000, or such greater or lesser amount as determined by the plan administrator, and 10% of the employee's salary. Employees may purchase shares of our common stock at a price equal to 85% of the share's fair market value as of the beginning or end of the quarter, whichever is lower. Under the Stock Purchase Plan, employees purchased 713,886 and 320,406 shares during 2002 and 2001, respectively. In 2002, an additional 5,415 shares were purchased from dividends and reinvested into participants' accounts.

The maximum number of shares of common stock that we may issue under the Stock Purchase Plan is 2% of the number of shares outstanding immediately following the completion of the IPO. As of December 31, 2002, a total of 6,181,826 shares are available to be made issuable by us for this plan.

In 2001, compensation expense was recognized for stock option awards issued to career agents using the fair value method as prescribed in FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of APB Opinion No. 25.* The compensation cost that has been charged against income for the Stock Incentive Plan, Directors Stock Plan and Stock Purchase Plan was $10.5 million and $0.01 million for 2002 and 2001, respectively.

The weighted-average estimated fair value of stock options granted during 2002 and 2001 using the Black-Scholes option valuation model was $10.19 and $6.07 per share, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model and the following assumptions:

	2002	2001
Dividend yield	.91%	1.12%
Expected volatility	32.5%	37.5%
Risk-free interest rate	4.7%	3.7%
Expected life (in years)	6	3

19. Stock-Based Compensation Plans — (continued)

The fair value of the employees' purchase rights, which represent a price equal to 15% of the share's fair market value under the Stock Purchase Plan, was $1.6 million in 2001.

The following is a summary of the status of all of our stock option plans as of December 31, 2002, and related changes during the year then ended:

	Number of shares	Weighted-average exercise price
Options outstanding at January 1, 2001	—	$ —
Granted	3,671,000	22.33
Exercised	—	—
Canceled	32,800	22.33
Options outstanding at December 31, 2001	3,638,200	22.33
Granted	1,492,905	27.59
Exercised	600	22.33
Canceled	993,380	23.08
Options outstanding at December 31, 2002	4,137,125	$24.05
Options exercisable at December 31, 2001	1,000	$22.33
Options exercisable at December 31, 2002	22,000	$22.33

At December 31, 2002, we had 4.1 million stock options outstanding with a weighted-average remaining contractual life of 9 years and a weighted-average exercise price of $24.05.

20. Earnings Per Share

After our IPO, SFAS No. 128, *Earnings per Share,* was adopted, which requires disclosure of basic and diluted earnings per share.

For purposes of our unaudited basic and diluted pro forma earnings per share calculations for the period January 1, 2001 through October 25, 2001, the weighted-average number of shares outstanding was assumed to be 360.8 million shares. These shares represent 260.8 million shares issued to policyholders entitled to receive compensation in the demutualization and 100.0 million shares sold to investors in the IPO, prior to the underwriters' exercise of the overallotment option. The shares issued to the policyholders include 56.2 million shares issued as policy credits and held in one of our separate accounts.

20. Earnings Per Share — (continued)

Reconciliations of weighted-average shares outstanding and income from continuing operations for basic and diluted net earnings per share for the years ended December 31, 2002 and 2001, are presented below:

	For the year ended December 31, 2002			Pro forma (unaudited) For the year ended December 31, 2001		
	Income	Weighted-average shares	Per share amount	Income	Weighted-average shares	Per share amount
		(in millions)			*(in millions)*	
Basic earnings per share:						
Income from continuing operations	**$619.9**	**350.2**	**$1.77**	$380.7	362.4	$1.05
Dilutive effects:						
Stock options(1)		**0.4**			—	
Long-term performance plan		**0.1**			—	
Restricted stock units(2)		**—**			—	
Diluted earnings per share	**$619.9**	**350.7**	**$1.77**	$380.7	362.4	$1.05

(1) The dilutive effect of the stock options did not meet specified reporting thresholds in 2001.

(2) The dilutive effect of the restricted stock units did not meet specified reporting thresholds.

The calculation of diluted earnings per share for the year ended December 31, 2002, excludes the incremental effect related to certain outstanding stock-based compensation grants due to their anti-dilutive effect.

The calculation of diluted earnings per share for the year ended December 31, 2001, excludes the incremental effect related to a treasury stock repurchase forward contract. This contract's inception price is in excess of the average volume weighted-average price for purchases of our stock during the period the contract has been outstanding, resulting in an antidilutive effect.

21. Quarterly Results of Operations (Unaudited)

The following is a summary of unaudited quarterly results of operations for 2002 and 2001:

	For the three months ended			
	March 31	June 30	September 30	December 31
	(in millions, except per share data)			
2002				
Total revenues	**$2,227.8**	**$2,335.5**	**$1,995.9**	**$2,263.3**
Total expenses	**1,877.8**	**2,187.2**	**1,950.9**	**2,140.8**
Income from continuing operations, net of related income taxes	**243.7**	**116.4**	**42.6**	**217.2**
Income (loss) from discontinued operations, net of related income taxes	**2.3**	**3.8**	**(201.0)**	**(1.8)**
Net income (loss)	**(34.9)**	**120.2**	**(158.4)**	**215.4**
Basic earnings per share for income from continuing operations, net of related income taxes	**$ 0.68**	**$ 0.33**	**$ 0.12**	**$ 0.65**
Basic earnings per share for net income (loss)	**(0.10)**	**0.34**	**(0.46)**	**0.64**
Diluted earnings per share for income from continuing operations, net of related income taxes	**0.68**	**0.33**	**0.12**	**0.64**
Diluted earnings per share for net income (loss)	**(0.10)**	**0.34**	**(0.45)**	**0.64**
2001				
Total revenues	$2,171.2	$2,024.7	$2,405.0	$1,991.7
Total expenses	2,025.1	1,875.3	2,250.6	1,977.5
Income from continuing operations, net of related income taxes	120.9	118.3	119.9	21.6
Income (loss) from discontinued operations, net of related income taxes	(4.9)	0.8	(4.1)	(3.0)
Net income	105.3	119.1	115.8	18.6
Basic earnings per share for income from continuing operations, net of related income taxes(1)	N/A	N/A	N/A	$ 0.06
Basic earnings per share for net income	N/A	N/A	N/A	0.05
Diluted earnings per share for income from continuing operations, net of related income taxes(1)	N/A	N/A	N/A	0.06
Diluted earnings per share for net income	N/A	N/A	N/A	0.05

(1) Fourth quarter 2001 earnings per share are on a pro forma basis as our IPO did not close until October 26, 2001. See Note 1. Actual net income per common share for the period from October 26, 2001 through December 31, 2001, was $(0.08) for basic and diluted computations.

Use of Non-GAAP Financial Measures and Reconciliations to U.S. GAAP

We use a number of non-GAAP financial measures that management believes are important in understanding and evaluating the normal, recurring operations of our businesses. Non-GAAP financial measures included in this financial report include: operating earnings; operating revenues; operating return on average equity excluding other comprehensive income ("operating earnings ROE x-OCI"); stockholders' equity excluding other comprehensive income ("stockholders' equity x-OCI"); impact of fluctuations in foreign currency to U.S. dollar exchange rates; and premium and premium equivalents. While such measures are also consistent with metrics utilized by the investment community to evaluate performance, they are not a substitute for U.S. GAAP financial measures. Therefore, we have provided below reconciliations of the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure.

	As of or for the year ended December 31,				
	2002	2001	2000	1999	1998
			($ in millions)		
Net Income:					
Operating earnings	**$ 749.4**	$ 722.1	$ 619.7	$ 480.0	$ 267.5
Net realized/unrealized capital gains (losses), as adjusted(1)	**(243.9)**	(321.0)	93.0	265.2	320.7
Non-recurring items(2)	**(363.2)**	(42.3)	(92.5)	(3.1)	104.8
Net income	**$ 142.3**	$ 358.8	$ 620.2	$ 742.1	$ 693.0
Total GAAP Revenues:					
Operating revenues	**$9,223.1**	$9,113.7	$8,453.7		
Net realized/unrealized capital gains (losses)	**(400.6)**	(527.4)	140.5		
Non-recurring items(3)	**—**	6.3	—		
Total GAAP revenues	**$8,822.5**	$8,592.6	$8,594.2		
Total Stockholders' Equity:					
Stockholders' equity x-OCI	**$6,021.4**	$6,672.8	$6,312.5	$5,692.5	$4,950.2
Net unrealized capital gains (losses)	**822.0**	420.3	129.9	(102.0)	745.9
Foreign currency translation	**(186.2)**	(272.8)	(189.9)	(37.4)	(25.9)
Total stockholders' equity	**$6,657.2**	$6,820.3	$6,252.5	$5,552.9	$5,667.2

Use of Non-GAAP Financial Measures and Reconciliations to U.S. GAAP — (continued)

	For the year ended December 31,				
	2002	2001	2000	1999	1998
			($ in millions)		
Net Income Return on Equity ("ROE") (including other comprehensive income ("OCI")):					
Operating earnings ROE (x-OCI)	11.8%	10.9%	10.5%	8.9%	5.8%
Net realized/unrealized capital gains (losses), as adjusted(1)	(3.8)%	(4.8)%	1.5%	5.0%	7.0%
Non-recurring items(2)	(5.8)%	(0.6)%	(1.7)%	0.0%	2.3%
Net income ROE (x-OCI)	2.2%	5.5%	10.3%	13.9%	15.1%
Net unrealized capital gains (losses)	(0.2)%	(0.2)%	0.0%	(0.8)%	(1.1)%
Foreign currency translation	0.1%	0.2%	0.2%	0.1%	0.0%
Net income ROE (including OCI)	2.1%	5.5%	10.5%	13.2%	14.0%
Impact of Fluctuations in Foreign Currency to U.S. Dollar Exchange Rates:					
Operating earnings	$ (4.1)	$ (1.8)	$ 0.6		
Net realized/unrealized capital gains, as adjusted(1)	(8.0)	(0.9)	(0.4)		
Non-recurring items(4)	4.4	—	—		
Net income	$ (7.7)	$ (2.7)	$ 0.2		
Premium and Other Considerations:					
Group Life Insurance					
Premium and premium equivalents	$ 217.6	$ 221.8	$ 277.7		
Less:					
Group Universal Life Insurance fee revenues	27.5	—	0.1		
Premiums and other considerations	$ 190.1	$ 221.8	$ 277.6		
Group Medical Insurance					
Premium and premium equivalents	$1,620.5	$1,610.3	$1,815.6		
Less:					
Premium equivalents	103.8	103.5	115.4		
Premiums and other considerations	$1,516.7	$1,506.8	$1,700.2		
Group Dental and Vision Insurance					
Premium and premium equivalents	$ 343.5	$ 351.1	$ 340.4		
Less:					
Premium equivalents	5.8	5.9	7.6		
Premiums and other considerations	$ 337.7	$ 345.2	$ 332.8		

Use of Non-GAAP Financial Measures and Reconciliations to U.S. GAAP — (continued)

	For the year ended December 31,		
	2002	**2001**	**2000**
		($ in millions)	
Premium and Other Considerations — (continued)			
Fee-for-service			
Premium and premium equivalents	**$2,108.7**	$1,828.2	$1,502.2
Less:			
Premium equivalents	**2,108.7**	1,828.2	1,502.2
Premiums and other considerations	**$ —**	$ —	$ —
Group Disability Insurance			
Premium and premium equivalents	**$ 111.0**	$ 98.2	$ 94.5
Less:			
Premium equivalents	**1.4**	1.4	1.6
Premiums and other considerations	**$ 109.6**	$ 96.8	$ 92.9

(1) Represents net realized/unrealized capital gains (losses) as adjusted for income taxes, net realized capital gains distributed to customers, related changes in the amortization pattern of deferred policy acquisition costs, recognition of front-end fee revenues for sales charges on pension products and services and certain market value adjustments to fee revenues.

(2) For the year ended December 31, 2002, non-recurring items of $363.2 million, net of income taxes, included (1) the negative effects of: (a) a cumulative effect of accounting change related to our implementation of SFAS 142 ($280.9 million); (b) the loss on discontinued operations of BT Financial Group ($196.7 million); (c) an increase to a loss contingency reserve established for sales practices litigation ($21.6 million); and (d) expenses related to our demutualization ($2.0 million) and (2) the positive effect of the settlement of an IRS audit issue ($138.0 million).

For the year ended December 31, 2001, non-recurring items of $42.3 million, net of income taxes, included (1) the negative effects of: (a) expenses related to our demutualization ($18.6 million); (b) the loss from discontinued operations of BT Financial Group ($11.2 million); (c) a cumulative effect of accounting change related to our implementation of SFAS 133 ($10.7 million); and (d) an increase to a loss contingency reserve established for sales practices litigation ($5.9 million) and (2) the positive effect of investment income generated from the proceeds of our IPO ($4.1 million).

For the year ended December 31, 2000, non-recurring items of $92.5 million, net of income taxes, included the (1) negative effects of: (a) a loss contingency reserve established for sales practices litigation ($93.8 million); and (b) expenses related to our demutualization ($7.2 million) and (2) the positive effect of the income from the discontinued operations of BT Financial Group ($8.5 million).

For the year ended December 31, 1999, non-recurring items of $3.1 million, net of income taxes, included the negative effects of the loss from discontinued operations of BT Financial Group.

For the year ended December 31, 1998, non-recurring items of $104.8 million, net of income taxes, included: (a) the positive effects of (1) Principal Life's release of tax reserves and related accrued interest ($164.4 million) and (2) accounting changes by our international operations ($13.3 million); and (b) the negative effects of (1) a contribution related to permanent endowment of the Principal Financial Group Foundation ($45.5 million) and (2) expenses and adjustments for changes in amortization assumptions for deferred policy acquisition costs related to our corporate structure change to a mutual insurance holding company ($27.4 million).

(3) For the year ended December 31, 2001, non-recurring items of $6.3 million included the positive effect of investment income generated from the proceeds of our IPO.

(4) For the year ended December 31, 2002, non-recurring items of $4.4 million, net of income taxes, included the positive effect of a cumulative effect of accounting change related to our implementation of SFAS 142.

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The Principal Financial Group

Corporate Headquarters
711 High Street
Des Moines, Iowa 50392-0001
1-800-986-EDGE (3343)

The Principal Financial Group on the World Wide Web
The Principal home page, at www.principal.com, is your source for a vast array of information including company news releases, investment and savings tools, and details on our product and service solutions. The investor relations portion of the site provides up-to-the-minute information for shareholders and the investment community including access to SEC filings, stock information, and credit ratings. It also includes new information of interest on the governance of Principal Financial Group, Inc., including:

- Corporate Governance Guidelines
- Board Committee Charters
- Director Independence Guidelines
- Summary of the Statement of Business Practices (Code of Conduct)

Shareholder Information
Exchange: New York Stock Exchange
Listed Security: PFG Common Stock

Contact Investor Relations
If you have a question for Investor Relations, please contact us as follows:
Investor Relations
The Principal Financial Group
711 High Street
S-006-E41
Des Moines, Iowa 50392-0420
Phone: 1-800-986-3343, Option 4
Fax: 515-235-1959
E-mail: investor-relations@principal.com

Annual Meeting
The Annual Meeting of Shareholders will convene at 9:00 a.m. local time, May 19, 2003 in the Auditorium at the corporate headquarters of Principal Financial Group, Inc., 711 High Street, Des Moines, Iowa, 50392.

Transfer Agent
Principal Financial Group, Inc. shareholder inquiries should be addressed to our transfer agent, Mellon Investor Services, who can help with a variety of shareholder related services, including:

- Address changes
- Replacement of lost stock certificates
- Transfer of stock to another person
- Account statements
- Account balance inquiries
- Account profile
- Certificate history
- Issue certificates
- Shareholder dividend inquiries
- Sell shares

You can call or write to the transfer agent at:
Principal Financial Group, Inc.
Shareholder Services
c/o Mellon Investor Services
85 Challenger Road
Ridgefield Park, New Jersey 07660
Phone: 1-866-781-1368
TDD for Hearing Impaired: 1-800-231-5469
E-mail: shrrelations@melloninvestor.com

Registered shareholders can also access information about their Principal Financial Group, Inc. stock accounts via the internet using the Mellon Investor Services Investor ServiceDirect web site at www.melloninvestor.com. The Principal does not maintain or provide information directly to this site, makes no representations or warranties with respect to the information contained therein, and takes no responsibility for supplementing, correcting or updating any such information.

Principal Financial Group

Principal Financial Group

Des Moines, Iowa 50392-0001
1-800-986-EDGE (3343)
www.principal.com

EE 9038-1